2021

Notice of Annual Meeting of Shareholders and Proxy Statement

GENERAL DYNAMICS

› Letter to Our Shareholders

March 25, 2021

DEAR FELLOW SHAREHOLDER:

Enclosed you will find the 2021 General Dynamics Proxy Statement, in which we articulate our commitment to sound corporate governance and to linking executive pay to company performance. As always, we encourage a careful reading of our proxy and welcome any comments or suggestions you may have.

2020 Performance

Despite the disruptive impact from COVID-19 on our two business aviation units, we performed well in 2020 and continued to build for the future. We had solid cash performance and significantly added to our backlog. We ended the year with a record backlog of $89.5 billion and our total estimated contract value rose to a record $134.7 billion. The total company book-to-bill was 1.1 to 1, including the award of a $9.5 billion contract at Electric Boat for construction of the first two of 12 Columbia-class ballistic missile submarines. We generated $2.9 billion of free cash flow, a solid 91% of our net earnings. We also reduced our net debt by $854 million and increased our dividend by 8%, marking the 23rd consecutive year of annual increases.

Shareholder Engagement

Every year we seek our shareholders' input. This year was no exception. Throughout the year we discussed company performance, sustainability, governance and compensation with shareholders. We find these conversations important and helpful as we continue to work hard to create value for you and for all of our stakeholders. These conversations will continue in 2021 and we encourage you to raise questions you may have.

Board Engagement and Qualifications

This proxy describes our Board in detail, including our directors' experience and areas of expertise. In February 2021, Robert Steel joined our Board, bringing outstanding business, finance, government and sustainability experience to our Board. The addition of Mr. Steel reflects our ongoing deliberate and thoughtful process to ensure that the Board of Directors continues to provide experienced, strategic leadership for our company across a broad array of areas.

Finally, this proxy includes an invitation to the 2021 Annual Meeting of Shareholders. As you know, we held our 2020 shareholders' meeting virtually given the government directed lock-downs in effect last spring. We found, however, that the virtual meeting did not provide the full and personal engagement afforded by an in-person meeting, so this year we intend to return to hosting the meeting at our corporate headquarters. If you are unable to attend, we encourage you to vote by proxy. We have described in detail those items on which you are asked to vote, and we ask that you vote in accordance with the recommendations of the Board of Directors. Your vote is very important.

Sincerely,

Phebe N. Novakovic
Chairman and Chief Executive Officer

 Notice of Annual Meeting of Shareholders


Date and Time
Wednesday, May 5, 2021
9 a.m. eastern time


Location*
General Dynamics
11011 Sunset Hills Road
Reston, Virginia 20190

Who Can Vote
Shareholders as of
March 8, 2021, are entitled
to vote

Proposal	Board Recommendation	Additional Information
1. Election of Directors	**"FOR"** each nominee	See pages 13 through 22 for more information on the nominees
2. Advisory Vote on the Selection of Independent Auditors	**"FOR"**	See page 36 for details
3. Advisory Vote to Approve Executive Compensation	**"FOR"**	See page 39 for details
4. Shareholder Proposal – Special Shareholder Meetings	**"AGAINST"**	See pages 86 through 88 for details

Shareholders will also act on all other business that properly comes before the meeting or any adjournment or postponement of the meeting.

Shareholders may raise other matters as described in the accompanying Proxy Statement.

The Board of Directors set the close of business on March 8, 2021, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. It is important that your shares be represented and voted at the meeting. Please complete, sign and return a proxy card or use the telephone or internet voting systems.

A copy of the 2020 Annual Report accompanies this Notice and Proxy Statement and is available on the website listed below.

By Order of the Board of Directors,

Gregory S. Gallopoulos
Secretary

Reston, Virginia
March 25, 2021

HOW TO VOTE


Internet
Access www.ProxyVote.com
and follow the instructions.


Telephone
Call 1-800-690-6903 if you are
a registered holder. If you are
a beneficial holder, call the
phone number listed on your
voter instruction form.


Mail
Sign and date each proxy card
received and return each card
using the prepaid postage
envelope.


In Person
Attend the Annual Meeting and
vote by ballot.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2021

The Proxy Statement and 2020 Annual Report are Available at www.gd.com/2021proxy

*   Although we are currently planning an in-person meeting, as part of our precautions relating to the COVID-19 pandemic, we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication in a Virtual Annual Meeting format. If we take this step, we will announce the decision to do so as soon as practicable in advance of the Annual Meeting on our website at www.gd.com/proxy. In that event, the 2021 Annual Meeting of Shareholders would be conducted solely virtually, on the above date and time, via live audio webcast.

› Table of Contents

1	**LETTER TO OUR SHAREHOLDERS**	**40**	**COMPENSATION DISCUSSION & ANALYSIS**
2	**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**	**71**	**EXECUTIVE COMPENSATION**
3	**TABLE OF CONTENTS**	71	Summary Compensation
4	**PROXY SUMMARY**	72	Equity-Based Awards
11	**CORPORATE RESPONSIBILITY AND SUSTAINABILITY**	73	Option Exercises and Stock Vested
11	Our Sustainability Pillars	74	Outstanding Equity Awards
12	Response to COVID-19	76	Company-Sponsored Retirement Plans
13	**ELECTION OF THE BOARD OF DIRECTORS OF THE COMPANY**	78	Nonqualified Defined-Contribution Deferred Compensation
13	Director Nominations	79	Potential Payments Upon Termination or Change in Control
14	Director Skills and Experience	82	Pay Ratio Results
15	Board Diversity and Inclusion	82	Compensation Committee Report
15	Director Retirement Policy	**83**	**SECURITY OWNERSHIP**
16	2021 Director Nominees	83	Security Ownership of Management
22	Director Independence	84	Security Ownership of Certain Beneficial Owners
22	Nominees to the Board Submitted by Shareholders	85	Equity Compensation Plan Information
23	**GOVERNANCE OF THE COMPANY**	**86**	**SHAREHOLDER PROPOSAL – SPECIAL SHAREHOLDER MEETINGS**
23	Our Commitment to Strong Corporate Governance	86	Proposal and Supporting Statement
23	Our Ethos	87	Statement by your Board of Directors Against the Shareholder Proposal
24	Board Leadership Structure	**89**	**INFORMATION REGARDING THE ANNUAL MEETING AND VOTING**
25	Board Committees	89	Annual Meeting Attendance
27	Risk Oversight	89	Voting
29	Board Meetings, Attendance, Business Unit Visits and Executive Sessions	91	Vote Required
29	Shareholder Outreach and Engagement	**93**	**OTHER INFORMATION**
31	Director Orientation and Continuing Education	93	Additional Shareholder Matters
32	Board and Committee Performance Assessments	93	Shareholder Proposals and Director Nominees For 2022 Annual Meeting of Shareholders
32	Communications with the Board	93	Annual Report on Form 10-K
33	Related Person Transactions Policy	93	Delivery of Documents to Shareholders Sharing an Address
34	Director Compensation	**94**	**APPENDIX A: USE OF NON-GAAP FINANCIAL MEASURES**
35	Director Stock Ownership Guidelines		
36	**ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS**		
37	Audit and Non-Audit Fees		
37	Auditor Independence		
37	Policy on Pre-Approval		
38	Audit Committee Report		
39	**ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION**		

❯ Proxy Summary

This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Voting Matters and Board Recommendations

At this year's Annual Meeting, we are asking shareholders of our Common Stock, par value $1.00 per share (Common Stock) to vote on the following matters:

PROPOSAL 1
ELECTION OF DIRECTORS

✔ The Board recommends a vote **FOR** all director nominees.   ❯ See Page 13

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

✔ The Board recommends a vote **FOR** this proposal.   ❯ See Page 36

PROPOSAL 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

✔ The Board recommends a vote **FOR** this proposal.   ❯ See Page 39

PROPOSAL 4
SHAREHOLDER PROPOSAL – SPECIAL SHAREHOLDER MEETINGS

The Board recommends a vote **AGAINST** this proposal.   ❯ See Page 86

Who We Are

Overview of Our Business and Strategy

General Dynamics is a global aerospace and defense company. From Gulfstream business jets and nuclear-powered submarines to combat vehicles, IT services and communications and networking systems, our customers depend on us to produce the world's most technologically advanced products and services to ensure their safety and security. We offer these products and services through our four business segments: Aerospace, Marine Systems, Combat Systems and Technologies.

We have a balanced business model that gives each business unit flexibility to stay agile and maintain an intimate understanding of customer requirements. Each business unit is responsible for the development and execution of its strategy and operating results. Our corporate leaders set the overall strategy and governance for the company and are responsible for allocating and deploying capital. Our ethos – based on transparency, trust, alignment and honesty – undergirds our culture, our business model and our decision-making. This unique model keeps us focused on our priorities: exceeding customer expectations; executing on backlog; managing costs; implementing continuous improvement; and maximizing earnings, cash and return on invested capital. This model, which serves us well every year, was especially important this year as we remained operational throughout the COVID-19 pandemic.

2020 Financial Highlights

Delivering Long-Term Shareholder Value

Despite the impact of the pandemic on our business aviation units, we met many of our operational and financial goals and continued to build for the future. The company's **backlog** increased 3%, with significant wins at Marine Systems, Combat Systems and Technologies. Gulfstream made solid progress with the G700, inducting the first five aircraft of this new state-of-the-art plane into the flight test program. We also continued to invest in our shipyards, particularly at Electric Boat to support the planned growth in submarine construction. We had good cash performance, generating $2.9 billion of free cash flow, or 91% of net earnings. We again boosted our **dividend** in 2020, raising the quarterly rate by 8%. This is the 23rd consecutive year of annual increases.

DIVIDEND HISTORY
(Quarterly)



2016	2017	2018	2019	2020
$0.76	$0.84	$0.93	$1.02	$1.10
▲ 11%	▲ 11%	▲ 10%	▲ 8%	

REVENUE

$37.9 billion

Sequential growth throughout the year despite COVID-19 challenges

DILUTED EARNINGS PER SHARE (EPS)

$11.00

Delivered on our post-COVID EPS projections for the year

RETURN ON INVESTED CAPITAL*

11.8%

Continued our ongoing investment in the business, particularly at Gulfstream and Electric Boat, to position the company for further growth

QUARTERLY DIVIDENDS
$1.10 per share

23rd consecutive year with a dividend increase

*   See Appendix A for a discussion of this non-GAAP measure.

NET EARNINGS

$3.2 billion

Third-straight year of net earnings in excess of $3 billion

OPERATING MARGIN

10.9%

Second-half margin exceeded the average for the year

CASH FROM OPERATING ACTIVITIES
$3.9 billion

Second-highest-ever cash from operations

BACKLOG
$89.5 billion

Record-high backlog for the company; increased by $2.5 billion, or 2.9%, over 2019

2021 Board of Director Nominees

Name and Primary Occupation	Independent	Director Since	Other Public Company Boards	Committee Membership			
				AC	CC	FBPC	NCGC
James S. Crown Lead Director Chairman and CEO, Henry Crown and Company	✔	1987	1	○	○		●
Rudy F. deLeon Senior Fellow, Center for American Progress	✔	2014			○	●	
Cecil D. Haney Retired Admiral, U.S. Navy	✔	2019	1	○			○
Mark M. Malcolm Former President and CEO, Tower International	✔	2015		●			○
James N. Mattis Former United States Secretary of Defense and Retired General, U.S. Marine Corps	✔	2019		○			○
Phebe N. Novakovic Chairman and CEO, General Dynamics		2012	1				
C. Howard Nye Chairman, President and CEO, Martin Marietta Materials	✔	2018	1	○	○		
Catherine B. Reynolds Chairman and CEO, EduCap	✔	2017	1	○		○	
Laura J. Schumacher Vice Chairman, External Affairs and Chief Legal Officer, AbbVie	✔	2014	1		●		○
Robert K. Steel Partner and Chairman, Parella Weinberg Partners	✔	2021	1			○	
John G. Stratton Former Executive Vice President and President of Global Operations, Verizon Communications	✔	2020	1			○	
Peter A. Wall Retired General, British Army	✔	2016				○	○

AC Audit Committee
CC Compensation Committee
FBPC Finance and Benefit Plans Committee
NCGC Nominating and Corporate Governance Committee

● Committee Chair
○ Committee Member

Composition of the General Dynamics Board

(As Nominated for Election at the Annual Meeting)

DIRECTOR TENURE

6.5 Years
average Tenure



<6 years	8 Directors
6-12 years	3 Directors
>12 years	1 Director

AGE

64.3 Years
average Age



<60 years	2 Directors
60-64 years	3 Directors
65-70 years	7 Directors
>70 years	0 Directors

AN INDEPENDENT BOARD

11 of 12
Nominees are Independent

DIVERSITY

3 of 12
Nominees are Women

2 of 12
Nominees are Ethnic or Racial Minorities

GUIDED BY EXPERTISE – KEY BOARD SKILLS AND EXPERIENCE

 **Aerospace and Defense Industry**
5/12

 **Global Business and Strategy**
11/12

 **Corporate Governance and Public Company Board**
10/12

 **Operations and Manufacturing**
6/12

 **Finance or Accounting**
10/12

 **Technology and Cybersecurity**
4/12

 **Government Relations and Regulatory**
10/12

A Commitment to Sound Corporate Governance

Our Board of Directors believes that a commitment to good corporate governance enhances shareholder value. Sound corporate governance starts with a strong value system, and the value system starts in the boardroom. The General Dynamics Ethos – our distinguishing moral nature – is rooted in four overarching values.



These values:

› Drive how we operate our business.

› Govern how we interact with each other and our customers, partners and suppliers.

› Guide the way we treat our workforce.

› Determine how we connect with our communities and impact our environment.

Adherence to our ethos ensures that we continue to be good stewards of the investments in us by our shareholders, customers, employees and communities.

Corporate Governance Highlights

Governance Practice	For more information
Stock Ownership	
› **Market-leading stock ownership requirements** for our executive officers require them to hold shares of our Common Stock worth eight to 15 times base salary. Director stock ownership guidelines provide that our directors should hold shares of our Common Stock having a value of at least eight times the annual retainer.	P. 69
› We **prohibit hedging and pledging** of our Common Stock by directors and executive officers.	P. 70
Board Structure and Governance	
› Thoughtful **Board refreshment,** leading to average tenure of 6.5 years and supporting continued strong **Board diversity.**	P. 7
› An **independent Lead Director** with a robust set of responsibilities is elected annually by the Board and provides additional independent oversight of senior management and board matters.	P. 24
› Eleven of our 12 director nominees are **independent.** All of our Board committees are chaired by independent directors and are 100% independent.	P. 22
› Our non-management directors meet in **executive session,** without management present, following each regularly scheduled meeting, presided by the Lead Director.	P. 29
› Our directors **attended 100% of Board and committee meetings** in 2020.	P. 29
› Diligent **Board oversight of risk** is a cornerstone of our risk management program.	P. 27
› Annual **Board and committee self-assessments** enable the Board to monitor the performance and effectiveness of the Board and its committees.	P. 32
› Our **related person transactions policy** ensures appropriate Board review of related person transactions.	P. 33
› Our directors are **elected annually** based on a **majority voting standard** for uncontested elections. We have a **resignation policy** if a director fails to receive a majority of votes cast.	P. 91; Bylaws*
› Our directors are restricted in the number of other boards on which they may serve to **prevent overboarding** (directors may not serve on more than four other public company boards and Audit Committee members may not serve on the audit committee of more than two other public companies).	CGG*
Corporate Responsibility	
› Our **Corporate Sustainability Report** discusses our Ethos, our commitment to our stakeholders and communities and our commitment to diversity and inclusion.	CSR**
› Our **ethics program** includes strong Codes of Ethics for all employees globally, with specific codes for our directors and financial professionals.	GD Website**
› Disclosure of our **corporate political contributions** and our **trade association dues** describes the process and oversight we employ in each area.	GD Website ***
› We have a strong corporate commitment to respect the dignity, **human rights** and autonomy of others.	CSR**
› Our Board and management team oversee our **environmental sustainability** initiatives and implementation.	CSR**
Shareholder Rights	
› Our shareholders have the ability to nominate director candidates and have those nominees included in our proxy statement, subject to meeting the requirements in our Bylaws, a shareholder right known as **proxy access.**	Bylaws*
› We **do not have a shareholder rights plan,** or poison pill. Any future rights plan must be submitted to shareholders.	CGG*
› Our Bylaws do not restrict our shareholders' right under Delaware law to **act by written consent.**	Bylaws*
› Our shareholders have the right to request a **special meeting** of shareholders.	Bylaws*
› **Voting rights are proportional** to economic interests. One share equals one vote.	Certificate of Incorporation*

*   Our Corporate Governance Guidelines (CGG), Certificate of Incorporation and Bylaws are available on our website at www.gd.com/CorporateGovernance.

**   Our Standards of Business Ethics and Conduct, Codes of Ethics and Corporate Sustainability Report (CSR) are available on our website at www.gd.com/Responsibility.

*** See www.gd.com/AdditionalDisclosure.

Shareholder Engagement

In 2020, we reached out to shareholders representing approximately:



65% of our outstanding stock

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2020

Board of Directors and Corporate Governance	› Tenure and refreshment › Director diversity › Shareholder rights
Risk Management Oversight	› Supply chain management › Human capital management
Executive Compensation	› 2020 Shareholder vote on executive compensation › Program structure, including role of equity compensation › Pay-for-performance alignment › COVID-19 impacts on executive compensation program, particularly on annual incentive determinations

Corporate Responsibility	› COVID-19 response
	  • Focus on employee health and safety
	  • Supporting our communities
	› Diversity and inclusion initiatives
	› Workforce development
	› Sustainability, including environmental initiatives

Executive Compensation Highlights

Components of 2020 Compensation Program

Component		Description
CEO	**Other NEOs**	

Cash

Annual Base Salary

9%   **16%**

› Base Salary is set near the median of our peers and also reflects the experience, potential and performance track-record of executives, to represent a fixed level of competitive compensation.

Annual Incentive Compensation

15%   **17%**

› Targeted around the median of our peers, the cash incentive is designed to motivate and align management with annual business goals and varies based on achievements. Typically includes a balance of financial and strategic and operational measures to align with annual priorities.

› Incorporates financial metrics – diluted earnings per share from continuing operations (25%), free cash flow from operations (25%) and operating margin (20%) – along with strategic and operational performance (30%).

› Strategic and operational performance measures include but are not limited to: financial performance improvement, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.

Equity

Long-Term Incentive (LTI) Compensation

76%   **67%**

50% Performance Stock Units
30% Stock Options
20% Restricted Stock

› LTI awards are based upon peer market data and balance other considerations such as company performance, complexity of the role, length of service, future expected contributions to the company and impact on dilution. LTI awards have multi-year performance metrics designed to align NEOs with the objectives of our company and shareholders. The LTI element of compensation is based on a pay-for-performance model and for retention.

› The 2020 annual grant was divided as follows: 50% performance stock units (with a three-year average performance period based on Return on Invested Capital (ROIC) and a modifier based on a relative Total Shareholder Return (rTSR)), 30% stock options and 20% restricted stock with a three-year cliff vest.

› A mix of elements serves to focus leaders on specific long-term performance results, reward management for improvements in shareholder value, retain key employees through longer-term vesting and performance periods, and provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

› Corporate Responsibility and Sustainability

Our Board and management take seriously our commitment to corporate responsibility, and we implement our sustainability program in a way that benefits our stakeholders, including investors, customers, employees, suppliers and communities. This imperative is rooted in our Ethos – our defining moral character as a company and the standard to which we hold ourselves.

Ongoing conversations with stakeholders have been an integral part of building and evolving our sustainability program. We remain committed to reducing our global environmental impact, including our carbon footprint; protecting and promoting human rights; increasing diversity and opportunity for our workforce; supporting the health, welfare and safety of our employees; and being transparent about our strengths and weaknesses on these issues. As with all aspects of our business, we strive for constant improvement. Our sustainability initiatives are no exception.

Our Sustainability Pillars

In 2020, we published an updated Corporate Sustainability Report, available on our website at www.gd.com/ Responsibility. In this report, we highlight how our Ethos is reflected in our people and actions. Through our goals, policies and behavior, we seek to demonstrate our commitment to responsible investment and enduring value creation for all our stakeholders.

 **CORPORATE RESPONSIBILITY**

› Everything we do is rooted in trust. This demands the highest ethical standards, sound governance processes and a culture of accountability that reinforces the trust we have earned from our employees, customers, suppliers and investors.

 **HUMAN CAPITAL MANAGEMENT**

› People are the heart of our company. We are committed to the safety, health and well-being of our employees, including fair compensation for the work they perform, so that they can remain focused on their mission.

 **DIVERSITY AND INCLUSION**

› We believe that a diverse workplace yields better ideas and outcomes. We are committed to promoting a workforce that reflects a rich tapestry of different backgrounds, experiences and perspectives, where all are welcomed.

 **ENVIRONMENT**

› As a company with multiple business lines that include heavy manufacturing, we recognize that our actions have an impact on our planet. Reducing carbon emissions, solid waste and energy consumption are integral goals in our decision-making and our capital investments.

 **COMMUNITIES**

› Although we are a global company, we never lose sight of the communities where we live and work. Whether through philanthropy, volunteer service, educational partnerships or civic engagement, we seek to contribute to the betterment of our local communities.

Response to COVID-19

Since the start of the pandemic, we have continued to serve our customers at the level that they have come to expect, while focusing on protecting our employees and doing our part as a corporate citizen. Our Board of Directors has provided strategic oversight of management's detailed response to COVID-19. Below are examples of key actions we have taken:

> Implemented strict health and safety measures including social distancing, temperature checks and mandatory mask policies as recommended by the Centers for Disease Control and Prevention and other relevant authorities to support safe working environments.

> Modified employee work locations and schedules where possible and permitted under our contracts.

> Coordinated closely with our suppliers and customers.

> Advanced cash payments to our suppliers to ensure they could meet their financial obligations, especially to their workers.

> Instituted various aspects of our business continuity programs including facilitating remote work.

> Worked directly with the federal government to rush stocks of personal protective equipment (PPE) to communities and first responders where the need was most critical.

> Helped with the production of medical supplies including face shields and packaging machines that doubled the production by one of the world's principal providers of nasal swabs used for testing, and several components for COVID-19 diagnostics testing units.

> Increased donations to local hospitals to help with the costs of the pandemic.

> Participated in humanitarian efforts to provide support for urgent medical or supply missions.

> Provided financial support through donations to charities, food banks and other non-profit organizations.

❯ Election of the Board of Directors of the Company

PROPOSAL 1
ELECTION OF DIRECTORS

❯ Accomplished slate of nominees, with diversity of thought, experience and skills beneficial to our company

❯ All nominees are independent, except the chairman

❯ Average director tenure of 6.5 years

✔ Your Board of Directors unanimously recommends a vote **FOR** all director nominees.

Director Nominations

Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until successors are elected and qualified. The Nominating and Corporate Governance Committee leads consideration of director nominees from various sources and identifies nominees with the primary goal of ensuring the Board collectively serves the interests of shareholders.

NOMINEES ARE THOROUGHLY EVALUATED TO ENSURE A BALANCED AND EFFECTIVE BOARD



Ability to devote sufficient time and attention to Board responsibilities

Absence of conflicts of interest

Background and professional experience

Diversity of key skills and expertise

Ethics and integrity

Gender and racial / ethnic diversity

Incumbents – Performance, participation and contributions to the Board

DIRECTOR CANDIDATE EVALUATION

Potential Board candidates are evaluated in the context of the current Board composition to ensure a diverse range of backgrounds, talent, skills and expertise. This ensures that our directors bring a broad perspective to the company on a range of important issues.

Director Skills and Experience

In considering Board nominees, the Nominating and Corporate Governance Committee considers each individual's background and personal and professional experiences in addition to general qualifications. Nominees are evaluated in the context of the Board as a whole, with a focus on achieving an appropriate mix of skills needed to lead the company at the Board level. The committee regularly assesses and communicates with the Board about the current and future skills and backgrounds to ensure the Board maintains an appropriate mix. These skills are reflected in the following table. Each nominee also possesses additional skills and experience that are not highlighted among those listed below.

DIRECTOR NOMINEES SKILLS, KNOWLEDGE AND EXPERIENCE MATRIX

	Why is this important for General Dynamics?	James S. Crown	Rudy F. deLeon	Cecil D. Haney	Mark M. Malcolm	James N. Mattis	Phebe N. Novakovic	C. Howard Nye	Catherine B. Reynolds	Laura J. Schumacher	Robert K. Steel	John G. Stratton	Peter A. Wall
Aerospace and Defense Industry	Supports oversight of the company's business performance and strategic developments in our industry		●	●		●	●						●
Corporate Governance and Public Company Board	Provides the background and knowledge necessary to provide effective oversight and governance	●	●	●	●		●	●	●	●	●	●	
Finance or Accounting	Enables in-depth analysis of our financial statements and understanding of our capital structure, financial transactions and financial reporting processes	●			●	●	●	●	●	●	●	●	
Government Relations and Regulatory	Critical for an understanding of the complex regulatory and governmental environment involving our business		●	●		●	●	●	●	●	●	●	●
Global Business and Strategy	Important for oversight of a complex organization with operations worldwide	●	●		●	●	●	●	●	●	●	●	●
Operations and Manufacturing	Necessary in overseeing a sustainable, complex, global manufacturing company				●	●	●	●					●
Technology and Cybersecurity	Supports our businesses in navigating the rapidly changing landscape for technology and cybersecurity				●		●					●	●

Board Diversity and Inclusion

In order to sustain a global business, we must bring together a group of people with a vision for the future and diversity of thought. We must have leadership, at both the executive and Board levels, to develop and execute our business objectives better than our competition. At the heart of our company are diverse executives, managers and employees worldwide who rely on their intimate knowledge of customer requirements and a unique blend of skills and innovation to develop and deliver the best possible products and services.

Highlights of the composition of the Board of Directors, as nominated, include:


10
Directors with Significant Financial Backgrounds or Expertise
5
Current or Past CEOs of Complex, Global and/or Public Companies
9
Current or Former Public Company Directors
Balanced Board with Unique Perspectives
5
Directors with Prior Top Leadership Posts in the Military or U.S. Department of Defense
4
Directors with Experience in Leading Complex Operating and Manufacturing Organizations
5
Directors who are Women (3) or Ethnic/Racial Minorities (2)

Director Retirement Policy

Under the company's Bylaws, no director shall stand for election beyond the age of 75. Additionally, the Bylaws provide that, under circumstances of significant benefit to the company, an individual over the age of 72 years may stand for election as director only with the approval of the Nominating and Corporate Governance Committee and a two-thirds vote of the directors then in office.

Director Retirement. William A. Osborn, age 73, will not stand for re-election at the Annual Meeting. General Dynamics and the Board appreciate his many years of dedicated service and valuable counsel as a member of the Board.

2021 Director Nominees

The following 12 nominees are standing for election to the Board of Directors at the Annual Meeting. If any nominee withdraws or for any reason is unable to serve as a director, your proxy will be voted for any remaining nominees (except as otherwise indicated in your proxy) and any replacement nominee designated by the Nominating and Corporate Governance Committee of the Board of Directors.



JAMES S. CROWN Lead Director
Independent

Age: **67**
Director Since: **May 1987**
Committees: **Audit, Compensation, Nominating and Corporate Governance (Chair)**

BACKGROUND
- › Lead Director since May 2010
- › Chairman and Chief Executive Officer of Henry Crown and Company since 2018; President of Henry Crown and Company, 2002 to 2018; Vice President of Henry Crown and Company, 1985 to 2002
- › Mr. Crown currently serves as a director of J.P. Morgan Chase & Co.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

As the longest-serving member of our Board and a significant shareholder, Mr. Crown has an abundance of knowledge regarding General Dynamics and our history. As chairman and chief executive officer of Henry Crown and Company, a private investment firm with diversified interests, Mr. Crown has broad experience in business management and capital deployment strategies. His many years of service as a director of our company and other large public companies provide him with a deep understanding of the roles and responsibilities of a board of a public company.



RUDY F. ᴅᴇLEON
Independent

Age: **68**
Director Since: **September 2014**
Committees: **Compensation, Finance and Benefit Plans (Chair)**

BACKGROUND
- › Senior Fellow with the Center for American Progress since 2007
- › Senior Vice President of The Boeing Company, 2001 to 2006
- › Deputy Secretary of Defense, 2000 to 2001; Undersecretary of Defense for Personnel and Readiness, 1997 to 2000
- › Undersecretary of the U.S. Air Force, 1994 to 1997

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. deLeon's experience as the second-highest ranking civilian official in the U.S. Department of Defense and as a foreign policy and military advisor gives him a keen understanding of the complexities of the U.S. military and the defense industry. His experience in government, combined with his leadership at The Boeing Company as a senior vice president leading all U.S. federal, state and local government liaison operations, provides him with a deep understanding of the aerospace and defense industry, enabling him to serve General Dynamics with valuable perspectives on the business.



CECIL D. HANEY
Independent

Age: **65**
Director Since: **March 2019**
Committees: **Audit, Nominating and Corporate Governance**

BACKGROUND
› Retired Admiral, U.S. Navy; Commander, U.S. Strategic Command, 2013 to 2016; Commander, U.S. Pacific Fleet, 2012 to 2013
› Mr. Haney currently serves as a director of Tenet Healthcare Corporation.

KEY ATTRIBUTES/SKILLS/EXPERIENCE
Prior to retiring from the U.S. Navy at the rank of Admiral, Mr. Haney served as Commander of the U.S. Strategic Command and Commander of the U.S. Pacific Fleet. His leadership positions, particularly with U.S. Strategic Command, required extensive knowledge about the role of advanced technologies and cybersecurity in the national security of the United States. During his service, Mr. Haney also gained broad global experience in managing complex operational and budgetary issues. His nearly four-decade career with the U.S. Navy gives him valuable insight into key aspects of the defense industry and national security priorities. Mr. Haney's engineering and national security educational backgrounds, together with his extensive experience with advanced technologies and cyber matters, position him as a valuable advisor to our businesses.



MARK M. MALCOLM
Independent

Age: **67**
Director Since: **August 2015**
Committees: **Audit (Chair), Finance and Benefit Plans**

BACKGROUND
› President and Chief Executive Officer of Tower International, Inc., 2007 to 2016
› Senior Advisor, Cerberus Capital Management, 2006 to 2007
› Executive Vice President and Controller of Ford Motor Credit, 2004 to 2005; Director of Finance and Strategy, Global Purchasing, of Ford Motor Company, 2002 to 2004
› Mr. Malcolm served as a director of Tower International, Inc., a former public company, within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE
Mr. Malcolm's senior executive positions at Tower International and Ford provide him with critical knowledge of the management, financial and operational requirements of a large company. In these positions, Mr. Malcolm gained extensive experience in dealing with accounting principles and financial reporting, evaluating financial results and the financial reporting process of a public company. Mr. Malcolm brings to the Board a broad knowledge of the complex business issues facing a public company in areas such as risk management, global supply chain management and corporate governance. Based on his experience, the Board has determined that Mr. Malcolm is an Audit Committee Financial Expert.



JAMES N. MATTIS
Independent

Age: **70**
Director Since: **August 2019**
Committees: **Audit, Nominating and Corporate Governance**

BACKGROUND

› Senior Counselor, The Cohen Group since 2019
› United States Secretary of Defense, 2017 to 2019
› Retired General, U.S. Marine Corps. Commander, United States Central Command, 2010 to 2013; Commander, U.S. Joint Forces Command, 2007 to 2010; NATO Supreme Allied Commander Transformation, 2007 to 2009.
› Mr. Mattis previously served as a director of the company from August 2013 to January 2017.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Mattis had a distinguished career in the U.S. Marine Corps before retiring in 2013. He served as Commander, U.S. Central Command and Commander, U.S. Joint Forces as well as NATO Supreme Allied Commander Transformation. Mr. Mattis' unique perspective and experiences with U.S. and foreign military strategy and operations, including NATO operations, provide him with valuable insight into international and government affairs and the global defense industry. Mr. Mattis' leadership positions also required extensive understanding of advanced technologies and cybersecurity. His demonstrated leadership and strategic skills make him well-equipped to advise on strategic opportunities and risks associated with our aerospace and defense businesses.



PHEBE N. NOVAKOVIC

Age: **63**
Director Since: **May 2012**
Committees: **None**

BACKGROUND

› Chairman and Chief Executive Officer of General Dynamics since January 2013; President and Chief Operating Officer, May 2012 through December 2012; Executive Vice President, Marine Systems, May 2010 to May 2012; Senior Vice President, Planning and Development, July 2005 to May 2010; Vice President, Strategic Planning, October 2002 to July 2005
› Ms. Novakovic currently serves as a director of Abbott Laboratories and J.P. Morgan Chase & Co.; her term as a director of Abbott Laboratories will expire in April 2021, and she will not stand for reelection.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Novakovic's service as a senior officer of General Dynamics since 2002 makes her a valuable and trusted leader. Through her roles as chairman and chief executive officer, president and chief operating officer, and executive vice president, Marine Systems, she has developed a deep understanding of the company's business operations, growth opportunities, risks and challenges. As senior vice president, planning and development, she gained a strong understanding of our core customers and the global marketplace in which we operate. Ms. Novakovic's current service as a public company director provides her with a valuable perspective on corporate governance matters and the roles and responsibilities of a public company board.



C. HOWARD NYE
Independent

Age: **58**
Director Since: **May 2018**
Committees: **Audit, Compensation**

BACKGROUND

› Chairman of Martin Marietta Materials, Inc. since 2014 and President and CEO since 2010; President and Chief Operating Officer, 2006 to 2009
› Executive Vice President of Hanson PLC's North American building materials business, 2003 to 2006
› Mr. Nye currently serves as Chairman of the Martin Marietta Materials, Inc. Board of Directors. He served as a director of Cree, Inc. within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Nye's roles with Martin Marietta Materials, a leading supplier of aggregates and heavy building materials, position him well to advise our businesses on a range of matters in the areas of engineering, manufacturing, mergers and acquisitions, regulatory matters and governance matters. Mr. Nye also brings extensive risk management experience, particularly in the area of employee safety. His strong business background and service on public company boards provide him with a deep understanding of the challenges and risks facing large public companies and their boards. Based on Mr. Nye's experience with public company financial statements and reporting, the Board has determined that Mr. Nye is an Audit Committee Financial Expert.



CATHERINE B. REYNOLDS
Independent

Age: **63**
Director Since: **May 2017**
Committees: **Audit, Finance and Benefit Plans**

BACKGROUND

› Chairman and Chief Executive Officer of EduCap, Inc. since 1989
› Chairman and Chief Executive Officer of The Catherine B. Reynolds Foundation since 2000
› Founder and Chairman of Servus Financial Corporation, 1993 to 2000
› Ms. Reynolds currently serves as a director of Lindblad Expeditions Holdings, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Reynolds' sound business experience and financial background, including her innovative development of the first asset-backed securitization structure for consumer education loans, enable her to provide valuable financial and business advice to the company. Ms. Reynolds is a certified public accountant and has served on the audit and compensation committees of a public company. Through her senior executive and board positions with EduCap and Servus Financial, she has developed critical knowledge of the financial and risk management challenges that companies face. Ms. Reynolds also has gained valuable insight into public company governance and operations through her prior and current service on public company boards. The Board has determined that Ms. Reynolds' extensive financial and accounting background qualifies her as an Audit Committee Financial Expert.



LAURA J. SCHUMACHER
Independent

Age: **57**
Director Since: **February 2014**
Committees: **Compensation (Chair), Nominating and Corporate Governance**

BACKGROUND

› Vice Chairman, External Affairs and Chief Legal Officer of Abbvie Inc. since December 2018; Executive Vice President, External Affairs and General Counsel of Abbvie Inc., 2013 to December 2018
› Executive Vice President, General Counsel and Secretary of Abbott Laboratories, 2007 to 2012
› Ms. Schumacher currently serves as a director of CrowdStrike Holdings, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Schumacher's positions as chief legal officer of two large public companies provide her with extensive experience with respect to risk management and a deep knowledge of the types of legal and regulatory risks facing public companies. Her experience as a senior executive in the healthcare industry has provided her with a keen awareness of strategic considerations and challenges associated with a complex, highly regulated industry. Additionally, through her key role in the strategic consideration and execution of the separation of Abbvie from Abbott Laboratories, Ms. Schumacher brings an important understanding of and insight into corporate governance matters and complex corporate transactions.



ROBERT K. STEEL
Independent

Age: **69**
Director Since: **February 2021**
Committees: **Finance and Benefit Plans**

BACKGROUND

› Partner and Chairman of Advisory, Perella Weinberg Partners since 2014
› Deputy Mayor for Economic Development, New York City, 2010 to 2014
› CEO and President of Wachovia Corporation, 2008 to 2009
› Under Secretary of Domestic Finance, United States Treasury, 2006 to 2008
› Vice Chairman of Goldman Sachs, 2002 to 2004; Co-head of Equities Division, 1996 to 2002
› Mr. Steel currently serves as a director of USHG Acquisition Corp. He served as a director of Cadence Bancorporation within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Steel's extensive experience with financial markets, gained through public service and private sector roles, positions him as a strong advisor to the company on various financial matters. Mr. Steel gained firsthand experience with regulatory structures during his high-ranking government service both at the federal and local levels. Mr. Steel also serves as Chair of the Board of Directors of the Sustainability Accounting Standards Board (SASB) Foundation, which gives him unique insights into sustainability issues. Additionally, his service as the chief executive officer and president of a public company provided him with valuable insights into challenges facing public companies.

Nominated and elected to the Board in February 2021, Mr. Steel was initially identified as a director candidate by an independent director.



JOHN G. STRATTON
Independent

Age: **60**
Director Since: **February 2020**
Committees: **Finance and Benefit Plans**

BACKGROUND

❯ Executive Vice President and President of Global Operations, Verizon Communications, Inc. from 2015 to 2018
❯ Mr. Stratton currently serves as a director of Abbott Laboratories.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Through his executive leadership positions at Verizon Communications, most recently serving as Executive Vice President and President of Global Operations, Mr. Stratton gained extensive business and management experience operating a global public company, including business strategy and risk management. Mr. Stratton also gained extensive insight into the importance and role of technology, including opportunities and risks associated with rapidly developing new technologies and cybersecurity. His experience in the telecommunications industry also provides him with an understanding of business operations in a highly regulated industry.



PETER A. WALL
Independent

Age: **65**
Director Since: **August 2016**
Committees: **Finance and Benefit Plans, Nominating and Corporate Governance**

BACKGROUND

❯ Retired General, British Army, Chief of the General Staff, 2010 to 2014; Commander in Chief, Land Command, 2009 to 2010
❯ Director of Operations, United Kingdom Ministry of Defence, 2007 to 2009
❯ Director, Amicus (strategic leadership advisory firm) since 2014

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Wall had a distinguished career in the British Army before retiring at the rank of General in 2014. He also served as Director of Operations for the United Kingdom Ministry of Defence, directing operations worldwide. As Chief of the General Staff of the British Army, Mr. Wall managed significant operating budgets and led a major transformation of the British Army, including capital investment to harness the latest military technology. Mr. Wall's service in the U.K. Ministry of Defence and in the British Army give him an in-depth understanding and appreciation of the complexities of the U.K. military, its allies and the overall defense industry. Mr. Wall brings to the Board important insight into the operational requirements of our customers, the application of technology and a deep understanding of global security issues.

Director Independence

Independence Standards

Our Board of Directors assesses the independence of our directors and examines the nature and extent of any relationships between General Dynamics and our directors, their families and their affiliates. Our Board has established an objective that at least two-thirds of the directors be independent. For a director to be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with General Dynamics. Our Board has established director independence guidelines (the Director Independence Guidelines) as part of the Corporate Governance Guidelines to assist in determining director independence in accordance with the rules of the New York Stock Exchange. The Corporate Governance Guidelines are available at www.gd.com/CorporateGovernance.

Independence Determinations

The Board has determined that each current non-management director – Ms. Reynolds, Ms. Schumacher and Messrs. Crown, deLeon, Haney, Malcolm, Mattis, Nye, Osborn, Steel, Stratton and Wall – qualifies as an independent director.

In March of each year and at other times during the year for director nominations or appointments occurring outside of the annual meeting, the Board of Directors considers whether each director and nominee to the Board meets the definition of an "independent director" in accordance with the rules of the New York Stock Exchange and the company's Director Independence Guidelines. To make these independence determinations, the Board reviewed all relationships between General Dynamics and the directors and affirmatively determined that none of the individuals qualifying as independent has a material business, financial or other type of relationship with General Dynamics, other than as a director or shareholder of the company. Specifically, the Board considered the relationships listed below and the related person transactions listed on page 33 of this Proxy Statement and found them to be immaterial. For each of the relationships that the Board considered for 2018, 2019 and 2020, the payments made or received by General Dynamics, and the charitable contributions made by General Dynamics, fell below the thresholds in our Director Independence Guidelines (the greater of $1 million or 2% of the consolidated gross revenue of the other company). Listed below are the relationships that existed in 2020 that were considered by the Board as part of their independence determinations.

› Ms. Reynolds and Messrs. Crown, deLeon and Osborn serve as members of the boards of trustees or boards of directors of charitable and other non-profit organizations to which General Dynamics (i) has made payments for memberships, sponsorships, tradeshow exhibit space or tuition in the usual course of our business, (ii) made and received payments for products and services in the usual course of our business or (iii) made contributions as part of our annual giving program. The 2020 payments fell below the greater of $1 million or 2% of the consolidated gross revenue of the organizations.

› Mr. Mattis' brother is an employee (and not an executive officer) of a subsidiary of General Dynamics. The compensation paid to Mr. Mattis' brother in 2020 did not exceed $120,000.

› Messrs. Crown, Haney, Nye, Osborn and Stratton serve as directors of companies, and Messrs. Crown, Mattis, Nye and Ms. Schumacher are employees or executive officers of companies to which General Dynamics has sold products and services, or from which General Dynamics has purchased products and services, in the ordinary course of business. None of the directors had any material interest in, or received any compensation in connection with, these ordinary-course business relationships. Each of the payments made or received by General Dynamics fell below the greater of $1 million or 2% of the other company's gross revenue.

Nominees to the Board Submitted by Shareholders

The committee will consider director nominees recommended by shareholders in the same manner as it considers and evaluates potential directors identified by the company. Additionally, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws (a process known as proxy access). The requirements for director nominations, including requirements for proxy access, can be found in Article II, Section 10 of our Bylaws available on our website at www.gd.com/CorporateGovernance.

› Governance of the Company

Our Commitment to Strong Corporate Governance

The General Dynamics Board of Directors believes that a commitment to good corporate governance enhances shareholder value. To that end, General Dynamics is committed to employing strong corporate governance practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn a fair return for our shareholders.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has adopted the General Dynamics Corporate Governance Guidelines to provide a framework for effective governance of the Board and the company. The guidelines establish policies and practices with respect to Board operations and responsibilities, including board structure and composition, director independence, executive and director compensation, succession planning and the receipt of concerns and complaints by the Board. The Board regularly reviews these guidelines and updates them periodically in response to changing regulatory requirements, feedback from shareholders on governance matters and evolving best practices in corporate governance.

The Board believes that its commitment to good governance is demonstrated by key corporate governance practices, summarized under Corporate Governance Highlights on page 9 and described in more detail in the pages that follow.

Our Ethos

As part of our commitment to strong corporate governance practices, we maintain an active and robust ethics program. Our ethics program is rooted in our ethos – our distinguishing moral nature. Our ethos is defined by four values: transparency, trust, alignment and honesty. These values:

› Drive how we operate our business.

› Govern how we interact with each other and our customers, partners and suppliers.

› Guide the way we treat our workforce.

› Determine how we connect with our communities and impact our environment.

Adherence to our Ethos ensures that we continue to be good stewards for our shareholders, customers, employees, suppliers and communities.

We have a Standards of Business Ethics and Conduct Handbook that applies to all employees. This handbook, known as the Blue Book, has been updated and improved as we have grown and changed over the years. Our ethics program also includes periodic training on ethics and compliance topics for all employees and a 24-hour ethics helpline, which employees can access via telephone or online to communicate any business-related ethics concerns.

We have adopted ethics codes specifically applicable to our Board of Directors and our financial professionals. The Code of Conduct for Members of the Board of Directors embodies our Board's commitment to manage our business in accordance with the highest standards of ethical conduct. The Code of Ethics for Financial Professionals, which supplements the Blue Book, applies to our chief executive officer, chief financial officer, controller and persons performing similar financial functions.

Any amendments to or waivers from the Standards of Business Ethics and Conduct, Code of Ethics for Financial Professionals or Code of Conduct for Members of the Board of Directors on behalf of any of our executive officers, financial professionals or directors will be disclosed on our website. The current Standards of Business Ethics and Conduct are available on our website at www.gd.com/Responsibility.

Board Leadership Structure

Our Board comprises independent, accomplished and experienced directors who provide advice and oversight to further the interests of our company and our shareholders. The Board evaluates regularly its leadership structure, including whether to combine the positions of chairman and chief executive officer. Our Board currently believes that the combination of the chairman and chief executive roles while employing a strong Lead Director position provides a framework for independent leadership and engagement while ensuring appropriate insight into the operations and strategic issues of the company.

Chairman – Strong and Effective Leadership. Our Board elects a chairman annually from among the directors. The Board believes that Ms. Novakovic's deep understanding of the company's business, day-to-day operations, growth opportunities, challenges and risk management practices gained through several leadership positions, including eight years as chief executive officer enable her to provide strong and effective leadership to the Board and to ensure the Board is informed of important issues facing the company. The Board also believes that having a combined role promotes a cohesive, strong and consistent vision and strategy for the company.

Independent Lead Director – Additional Independent Oversight. The Board has created the position of a Lead Director, elected annually by the Board from among the independent directors. Mr. Crown currently serves as Lead Director. The Board believes the Lead Director position provides additional independent oversight of senior management and Board matters. The selection of a Lead Director facilitates communication among the directors or between any of them and the chairman. Directors frequently communicate among themselves and directly with the chairman. The Lead Director's authority and responsibilities are as follows:

Lead Director Authority and Responsibilities

- ❯ Acts as chair at Board meetings when the chairman is not present, including meetings of the non-management directors.
- ❯ Has the authority to call meetings of the non-management directors.
- ❯ Coordinates activities of the non-management directors and serves as a liaison between the chairman and the non-management directors.
- ❯ Works with the chairman to develop and agree to meeting schedules and agendas, and agree to the nature of the information that will be provided to directors in advance of meetings.
- ❯ Is available for consultation and communication with significant shareholders, when appropriate.
- ❯ Performs such other duties as the Board may determine from time to time.

Board Committees

The Board of Directors has established the following four standing committees to assist in executing its duties: Audit, Compensation, Finance and Benefit Plans and Nominating and Corporate Governance. The primary responsibilities of each of the committees are described below, together with the current membership and number of meetings held in 2020. Currently, all of our Board committees are composed entirely of independent, non-management directors. Each of the Board committees has a written charter. Copies of these charters are available on our website at www.gd.com/CorporateGovernance.

Committee Members

Listed below are the members of each of the four standing committees as of March 8, 2021.

	Audit Committee	Compensation Committee	Finance and Benefit Plans Committee	Nominating and Corporate Governance Committee
James S. Crown ⚲	○	○		●
Rudy F. deLeon		○	●	
Cecil D. Haney	○			○
Mark M. Malcolm ★	●		○	
James N. Mattis	○			○
C. Howard Nye ★	○	○		
William A. Osborn ★	○	○	○	
Catherine B. Reynolds ★	○		○	
Laura J. Schumacher		●		○
Robert K. Steel			○	
John G. Stratton			○	
Peter A. Wall			○	○

⚲ Lead Director   ★ Audit Committee Financial Expert   ● Chair   ○ Member

Committee Responsibilities

Following are descriptions of the primary areas of responsibility for each of the four committees.

AUDIT COMMITTEE

Members:
Mark M. Malcolm (Chair)
James S. Crown
Cecil D. Haney
James N. Mattis
C. Howard Nye
William A. Osborn
Catherine B. Reynolds
Meetings in 2020: 8

RESPONSIBILITIES:
› Provides oversight for accounting, financial reporting, internal control, auditing and regulatory compliance activities
› Selects and oversees the independent auditor
› Approves audit and non-audit services provided by the independent auditor, including a review of the scope of the audit
› Reviews our consolidated financial statements with management and the independent auditor
› Evaluates the performance, responsibilities, budget and staffing of internal audit
› Evaluates the scope of the internal audit plan
› Monitors management's implementation of the policies, practices and programs of the company with respect to business ethics and conduct

COMPENSATION COMMITTEE

Members:
Laura J. Schumacher (Chair)
James S. Crown
Rudy F. deLeon
C. Howard Nye
William A. Osborn
Meetings in 2020: 5

RESPONSIBILITIES:

› Evaluates the performance of the chief executive officer and other officers and reviews and approves their compensation

› Recommends to the Board the level and form of director compensation and benefits

› Reviews and approves incentive compensation and equity-based compensation plans

› Reviews and monitors succession plans for officers, including the chief executive officer

› Has authority to retain and terminate external advisors in connection with the discharge of its duties

› Has sole authority to approve compensation consultant fees (to be funded by the company) and the terms of the consultant's retention

FINANCE AND BENEFIT PLANS COMMITTEE

Members:
Rudy F. deLeon (Chair)
Mark M. Malcolm
William A. Osborn
Catherine B. Reynolds
Robert K. Steel
John G. Stratton
Peter A. Wall
Meetings in 2020: 3

RESPONSIBILITIES:

› Oversees the management of the company's finance policies to ensure the policies are in keeping with the company's overall business objectives

› For employee benefit plans that name the company or one of its subsidiaries as the investment fiduciary (and for which the company or one of its subsidiaries has not appointed the management investment committee as investment fiduciary):

  • provides strategic oversight of the management of the assets

  • reviews and approves investment policy recommendations made by management

  • reviews and approves the retention of third parties for administration and management services related to trust assets

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members:
James S. Crown (Chair)
Cecil D. Haney
James N. Mattis
Laura J. Schumacher
Peter A. Wall
Meetings in 2020: 3

RESPONSIBILITIES:

› Evaluates Board and management effectiveness

› Advises the Board on the appropriate size, composition, structure and operations of the Board and its committees

› Reviews and recommends to the Board committee assignments for directors

› Advises the Board on corporate governance matters and monitors developments, trends and best practices in corporate governance

› Recommends to the Board corporate governance guidelines that comply with legal and regulatory requirements

› Identifies qualified individuals as director candidates

Risk Oversight

Our comprehensive risk management program is conducted by senior management and overseen by the Board of Directors. In particular, the Board oversees management's identification and prioritization of risks that are material to our business. We believe that our risk management processes are well supported by the current board leadership structure.

ROLES IN RISK MANAGEMENT

BOARD OF DIRECTORS

› The Board oversees risk management, focusing on the most significant risks facing the company, including strategic, operational, financial, legal, cyber and reputational risks.

- The Board assesses the company's strategic and operational risks throughout the year, with particular focus on these risks at an annual multi-day Board meeting in early February.
- Two Board meetings per year are devoted almost exclusively to risk management.
- The Board receives briefings from senior management concerning a variety of topics and related risks should they arise between the dedicated risk-focused Board meetings.

› The Board reviews, adjusts where appropriate, and approves the annual business unit and business segment goals presented by management and adopts our company operating plan for the year. These plans and related risks are monitored throughout the year as part of periodic financial and performance reports given to the Board by the chief financial officer and executive vice presidents of each business segment.

› The Board considers senior management succession planning a core part of the company's risk management program. At least annually, the Board reviews with the chief executive officer succession planning for senior leadership positions and the timing and development required to ensure continuity and diversity of leadership over the short and long term.

› Risk topics discussed in 2020 include: defense budget and acquisition matters; the COVID-19 pandemic; cybersecurity; human capital management, including succession planning and diversity and inclusion; environmental, health and safety matters; and specific customer and program developments.

AUDIT COMMITTEE

› Oversees the company's policies and practices concerning overall risk assessment and risk management.

› Reviews and takes appropriate action regarding the company's annual and quarterly financial statements, the internal audit program, the ethics program and internal control over financial reporting.

› Receives regular briefings from members of senior management on accounting matters; the internal audit plan; internal control over financial reporting matters; significant litigation and other legal matters; and ethics program matters.

› Holds separate, regular executive sessions with internal audit and the partners of the KPMG LLP audit team.

FINANCE AND BENEFIT PLANS COMMITTEE

› Oversees the management of the company's finance policies and the assets of the company's defined benefit plans for employees.

› Oversees market risk exposure with respect to assets within the company's defined benefit plans and related to the capital structure of the company, including borrowing, liquidity, allocation of capital and funding of benefit plans.

› To assess risks in its areas, receives regular briefings from our senior management or external advisors on finance policies, pension plan liabilities and funding and asset performance.

COMPENSATION COMMITTEE

> Oversees our executive compensation program to ensure that the program creates incentives for strong operational performance and for the long-term benefit of the company and its shareholders without encouraging excessive risk-taking.

> Receives briefings from the chairman and chief executive officer, human resources senior management and outside consultants and advisors on compensation matters.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

> Oversees risks related to the company's governance structure and processes and risks arising from related person transactions.

> Receives briefings from the senior vice president, general counsel and secretary.

SENIOR MANAGEMENT

> Responsible for day-to-day risk management; conducts a thorough assessment of the company's risk profile through internal management processes and controls.

> The chief executive officer and senior management team provide to the Board a dedicated and comprehensive briefing of material risks at least twice per year, and the Board is briefed throughout the year as needed on specific risks facing the company.

> At an annual multi-day Board meeting in early February, senior management reports on opportunities and risks in the markets in which the company conducts business. Additionally, each business unit president and each business segment executive vice president presents the unit's and segment's respective operating plan and strategic initiatives for the year, including notable business opportunities and risks.

> The chief financial officer and executive vice presidents of each business segment give periodic financial and performance reports to the Board.

EXTERNAL ADVISORS

> Provide independent advice on specific risks and review and comment on risk management processes and procedures as necessary.

> Support the program by auditing our financial statements.

> Review and suggest updates and improvements to our risk management processes and procedures.

> Assist in the implementation of Board and senior management responsibilities regarding risk management.

> Support and assist with public disclosure regarding risk management and company risks.

HIGHLIGHT ON TECHNOLOGY AND CYBERSECURITY

Technology and cybersecurity pose a critical risk for nearly all companies. However, the defense industry faces heightened risks simply due to the nature of its work, and our company is no exception. Our Board approaches its risk management role in this area comprehensively, including:

> Dedicated briefings on our company-wide cyber risk program as part of its overall risk assessment reports, led by our chief information officer and other members of management;

> In-depth discussions about the role of advanced technologies in our businesses, including cybersecurity capabilities and offerings of our businesses; and

> Calling upon the extensive experience of directors with unique perspectives given their military and national security backgrounds.

HIGHLIGHT ON COVID-19

> Frequent communications with CEO and management to stay informed about efforts to keep operations running, meet customer needs and protect our workforce, including monthly detailed written communications from the CEO to the Board initially, and as needed thereafter;

> Dedicated briefings from senior management at each Board meeting since the beginning of the pandemic; and

> Additional Compensation Committee meetings to thoroughly address compensation-related impacts of the pandemic.

Board Meetings, Attendance, Business Unit Visits and Executive Sessions

Engaged and Active Board of Directors

8
Board of Director meetings in 2020

> 2020 Board meetings included a multi-day meeting in February to review our 2020 operating plan, including the operating plans of each of our business segments.

100%
Director attendance at 2020 Board and committee meetings

> Strong director participation, with all Board members attending 100% of their Board and committee meetings.

100%
Director attendance at the 2020 Annual Meeting

> We encourage directors to attend each Annual Meeting of Shareholders.

100%
Each 2020 Board meeting was followed by a non-management director executive session

> Executive sessions of the non-management directors are held following all regularly scheduled Board meetings. The non-management directors may also meet without management present at other times as requested by any non-management director. The independent Lead Director chairs the executive sessions.

Shareholder Outreach and Engagement

Our Board is committed to robust shareholder engagement, and shareholder engagement has become an embedded part of our investor relations and governance programs. Conversations throughout the year led by our Investor Relations team are supplemented by an annual outreach dedicated to corporate governance, executive compensation and corporate responsibility topics. In each of the past several years, we have targeted shareholders representing approximately 65% of our outstanding shares to receive their feedback on these topics. Our core shareholder engagement team comprises senior members of our investor relations, corporate governance and human resources (including executive compensation) groups, supplemented by our Lead Director or Compensation Committee chair as appropriate. Additionally, an ad hoc group of directors, anchored by the chairman and the independent Lead Director, is in place to liaise with significant shareholders. Our Board remains committed to soliciting and understanding shareholder views and responding as appropriate.

OUR SHAREHOLDER ENGAGEMENT PROGRAM



FALL ENGAGEMENT

› We receive feedback and updates on shareholders' governance, executive compensation and corporate responsibility priorities

› We provide updates to shareholders on the company's programs in these areas

Annual Meeting
(May)

› Voting results help us calibrate our governance, executive compensation and corporate responsibility programs to our shareholders' priorities

We target and have engaged annually with holders of approximately

65%
of our Common Stock

Proxy Statement
(March)

› We make changes, when appropriate, to our corporate governance and executive compensation programs, and discuss those changes in our proxy statement

SPRING ENGAGEMENT

› We offer additional engagement to address proxy statement matters or questions

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2020

Board of Directors and Corporate Governance	Risk Management Oversight	Executive Compensation	Corporate Responsibility

› Tenure and refreshment
› Director diversity
› Shareholder rights
	› Supply chain management
	› Human capital management
		› 2020 Shareholder vote on executive compensation
		› Program structure, including role of equity compensation
		› Pay-for-performance alignment
		› COVID-19 impacts on executive compensation program, particularly on annual incentive determinations
			› COVID-19 response
			  • Focus on employee health and safety
			  • Supporting our communities
			› Diversity and inclusion initiatives
			› Workforce development
			› Sustainability, including environmental initiatives

Director Orientation and Continuing Education

Strengthening Directors' Knowledge About Our Company

Orientation

› Each new director receives an orientation that consists of in-person briefings provided by corporate officers on our business operations; significant financial, accounting and risk-management matters; corporate governance; ethics; and key policies and practices.

› Each new director receives briefings on the responsibilities, duties and activities of the committees on which the director will initially serve.

Management Briefings

› The general counsel and chief financial officer periodically provide materials and briefing sessions on subjects that assist directors in fulfilling their duties.

Site Visits

› New directors also have the opportunity to visit business units within each of our segments and receive briefings from the respective executive vice president and members of business unit management teams.

› All directors also visit our business units periodically. These visits allow the directors to interact with the business unit management teams and employees and gain a firsthand view of our operations.

Operating Plan Review

› Annually, the Board holds a multi-day meeting with our senior management to review and approve the operating plans of each of our business units and business segments and the company as a whole. This review involves an in-depth strategic and financial review of each business unit and business segment.

Board and Committee Performance Assessments

Our Board of Directors promotes continuous improvement throughout our company. In this spirit, the Board continually assesses itself for areas of potential improvement.

Ensuring Effective Board Operation

Non-Management Directors Executive Sessions

> At each in-person Board meeting, a **dedicated session led by our independent Lead Director** provides our non-management directors an opportunity to discuss Board and company-related matters freely and without management present.

> Our non-management directors also **frequently communicate** directly with our Lead Director and our chairman between Board meetings.

Annual Self-Assessment Process

> The Nominating and Corporate Governance Committee leads a **formal self-assessment process** annually. During this process, each director assesses the Board and committees on which the director serves. Questions address the Board's overall role, oversight of the company's strategy, relations with management, Board composition, individual director participation and contribution, succession planning, director compensation and the number and conduct of meetings.

> **Each committee** also considers its role and the responsibilities contained in the committee charter, the composition of the committee and the committee's operation.

> Feedback from the self-assessment is discussed at the Board and committee levels. **Overall feedback from the directors** has been very positive, with directors expressing a view that the Board operates effectively. Recent changes made in response to feedback received from directors have been minor in nature and related to the volume and content of read-ahead materials, committee composition and the balance between presentations and discussion in meetings.

Communications with the Board

Any shareholder or other interested party who has a concern or question about the conduct of General Dynamics may communicate directly with our non-management directors, the chairman or the full Board. Communications may be confidential or anonymous. Communications should be submitted in writing to the chair of the Nominating and Corporate Governance Committee in care of the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190. The Corporate Secretary will receive and process all written communications and will refer all substantive communications to the chair of the Nominating and Corporate Governance Committee in accordance with guidelines approved by the independent members of the Board. The chair of the Nominating and Corporate Governance Committee will review and, if necessary, investigate and address all such communications and will report the status of these communications to the non-management directors as a group or the full Board on a quarterly basis.

Our employees and other interested parties may also communicate concerns or complaints about our accounting, internal control over financial reporting or auditing matters directly to the Audit Committee. Communications may be confidential or anonymous and can be submitted in writing or reported by telephone. Written communications should be submitted to the chair of the Audit Committee in care of our ethics officer at the address in the preceding paragraph or at the address in the Standards of Business Ethics and Conduct Handbook provided to all employees. Our employees can call a toll-free helpline number or access the helpline online, each of which is provided to all employees. The ethics officer will review, investigate and address any concerns or complaints unless the Audit Committee instructs otherwise. The ethics officer will report the status of all concerns and complaints to the Audit Committee. The Audit Committee may also direct that matters be presented to the full Board and may direct special treatment of any concern or complaint addressed to it, including the retention of outside advisors or counsel.

Related Person Transactions Policy

Our Board of Directors has adopted a written policy on the review and approval of related person transactions. Related persons covered by the policy are:

(1) executive officers, directors and director nominees;

(2) any person who is known to be a beneficial owner of more than 5% of our voting securities;

(3) any immediate family member of any of the foregoing persons; or

(4) any entity in which any of the foregoing persons has or will have a direct or indirect material interest.

A related person transaction is defined by this policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: General Dynamics will be a participant; the amount involved exceeds $120,000; and any related person will have a direct or indirect material interest. The following interests and transactions are not subject to the policy:

(1) director compensation that has been approved by the Board;

(2) a transaction where the rates or charges are determined by competitive bid; or

(3) a compensatory arrangement solely related to employment with General Dynamics (or a subsidiary) that has been approved by the Compensation Committee or recommended by the Compensation Committee to the Board.

The Nominating and Corporate Governance Committee is responsible for reviewing, approving and, where applicable, ratifying related person transactions. If a member of the committee has an interest in a related person transaction, then he or she will not be part of the review process.

In considering the appropriate action to be taken regarding a related person transaction, the committee or the Board will consider the best interests of General Dynamics and whether the transaction is fair to the company, is on terms that would be obtainable in an arm's-length transaction or is pursuant to a company discount program for which the related person is eligible, serves a compelling business reason and any other factors it deems relevant. As a condition to approving or ratifying any related person transaction, the committee or the Board may impose whatever conditions and standards it deems appropriate, including periodic monitoring of ongoing transactions.

The following transactions with a related person were determined to pose no actual conflict of interest and were reviewed and approved by the committee or the Board pursuant to our related person transactions policy:

› Based upon Schedule 13G filings made with the Securities and Exchange Commission (SEC), BlackRock, Inc., a global provider of investment, advisory and risk management solutions, had reported beneficial ownership of more than 5% of our outstanding Common Stock for a portion of 2020. An affiliate of BlackRock provides investment management services for certain of our benefit plans. The agreements with BlackRock were negotiated in arm's-length transactions and the ownership of General Dynamics stock plays no role in the business relationship between General Dynamics and BlackRock. In addition, we believe the agreements represent standard terms and conditions for investment management services. For providing the services, BlackRock received fees in 2020 totaling approximately $2.3 million. In accordance with the related person transactions policy, the Nominating and Corporate Governance Committee reviewed and approved the services for 2020.

› Henry Crown and Company and one of its affiliated entities made payments of approximately $943,000 to the company in 2020 for the purchase of business jet spare parts and aircraft maintenance and services from our subsidiary, Gulfstream Aerospace. The purchases from Gulfstream Aerospace were in the ordinary course of business and on arm's-length terms. Henry Crown and Company is an affiliated entity of Mr. Crown.

› Gregory S. Gallopoulos, an executive officer, purchased aircraft services from Jet Aviation totaling approximately $243,000. The purchases were in the ordinary course of business and on arm's-length terms.

Director Compensation

We compensate each non-management director for service on the Board of Directors. The Compensation Committee reviews director compensation on an annual basis.

2020 Compensation

Non-management director compensation for 2020 was:

Compensation Element	Amount
Annual Retainer	$95,000
Lead Director Retainer	$25,000
Committee Chair Annual Retainer	$10,000
Attendance Fees	$3,000 for each meeting of the Board of Directors; $2,000 for each meeting of any committee; and $3,000 per day for attending strategic or financial planning meetings sponsored by General Dynamics
Annual Equity Award	Approximately $160,000 on the date of award
Per Diem Fee for Non-Employee Directors Performing Specific Projects for the Company	$10,000

As part of the Compensation Committee's annual review in early 2020 and at its request, management engaged Aon to conduct a director compensation survey. Aon provided director compensation data for the peer group that we used to benchmark executive compensation. This information showed that the company's director compensation was below the peer median. Based on this review, the committee recommended, and the Board approved, an increase of $10,000 for the annual retainer and an increase of $10,000 for the annual equity award.

Each non-management director has the option of receiving all or part of the annual retainer in the form of Common Stock. The annual retainer, additional committee chair retainer (if any) and attendance fees paid to each director during 2020 are reflected in the Fees Earned or Paid in Cash column of the Director Compensation for Fiscal Year 2020 table, irrespective of whether a director took the annual retainer in shares of Common Stock. The annual equity award consists of restricted stock and stock options granted pursuant to our shareholder-approved equity compensation plan and on the same terms, limits and schedule as awards to other plan participants.

In light of the travel required by service on the Board, we also provide each director with accidental death and dismemberment insurance coverage. Payments by General Dynamics for director accidental death and dismemberment insurance premiums are reflected in the All Other Compensation column of the Director Compensation for Fiscal Year 2020 table.

2021 Compensation

In early 2021, as part of its annual review of director compensation, the Compensation Committee requested that management update its director compensation analysis. Management engaged Aon to provide survey data for the peer group used to benchmark executive compensation. The committee reviewed the survey data regarding director compensation provided by Aon. This information showed that the directors' pay program was below the median of the peer group. The committee recommended no changes to director compensation at this time.

Director Compensation Table

The table below provides total compensation for 2020 for each non-management director serving during the year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2020

Name	Fees Earned or Paid in Cash[a]	Stock Awards[b]	Option Awards[c]	All Other Compensation[d]	Total
James S. Crown	$192,000	$80,253	$79,736	$300	$352,289
Rudy F. deLeon	$151,000	$80,253	$79,736	$300	$311,289
Cecil D. Haney	$149,000	$80,253	$79,736	$300	$309,289
Lester L. Lyles[e]	$ 61,915	$80,253	$79,736	$300	$222,204
Mark M. Malcolm	$157,000	$80,253	$79,736	$300	$317,289
James N. Mattis	$147,000	$80,253	$79,736	$300	$307,289
C. Howard Nye	$151,000	$80,253	$79,736	$300	$311,289
William A. Osborn	$160,885	$80,253	$79,736	$300	$321,174
Catherine B. Reynolds	$147,000	$80,253	$79,736	$300	$307,289
Laura J. Schumacher	$147,113	$80,253	$79,736	$300	$307,402
John G. Stratton[f]	$127,805	$80,253	$79,736	$300	$288,094
Peter A. Wall	$147,000	$80,253	$79,736	$300	$307,289

[a] Messrs. Malcolm, Nye and Stratton, Ms. Reynolds and Ms. Schumacher elected to receive 100% of their annual retainer in Common Stock; Messrs. deLeon, Lyles and Wall elected to receive 50% of their annual retainer in Common Stock; and Mr. Haney elected to receive 10% of his annual retainer in Common Stock. Based upon these elections and each director's length of service for the year, they received the following number of shares of Common Stock with the associated approximate grant date fair value: Mr. deLeon – 327 shares ($47,368); Mr. Haney – 64 shares ($9,263); Mr. Lyles – 134 shares ($18,429); Mr. Malcolm – 654 shares ($94,736); Mr. Nye – 654 shares ($94,736); Ms. Reynolds – 654 shares ($94,736); Ms. Schumacher – 654 shares ($94,736); Mr. Stratton – 554 shares ($81,568); and Mr. Wall – 228 shares ($33,025).

[b] The amounts reported in the Stock Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the year ended December 31, 2020, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2021. Restricted stock awards outstanding as of December 31, 2020, for each director were as follows: 1,265 for Messrs. Crown, deLeon, Malcolm, Osborn, Wall and Ms. Schumacher and Ms. Reynolds; 930 for Mr. Haney; 650 for Mr. Mattis; 1,180 for Mr. Nye; and 485 for Mr. Stratton.

[c] The amounts reported in the Option Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the year ended December 31, 2020, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2021. Option awards outstanding as of December 31, 2020, for each director were as follows: 15,850 for Messrs. Crown, deLeon, Osborn and Ms. Schumacher; 5,800 for Mr. Haney; 14,490 for Mr. Malcolm; 4,190 for Mr. Mattis; 7,250 for Mr. Nye; 9,260 for Ms. Reynolds; 3,210 for Mr. Stratton; and 11,380 for Mr. Wall.

[d] Amounts reflect payments for accidental death and dismemberment (AD&D) insurance.

[e] Mr. Lyles retired from the Board in May 2020.

[f] Mr. Stratton joined the Board in February 2020.

Director Stock Ownership Guidelines

The Board of Directors believes that each director should develop a meaningful ownership position in General Dynamics. Therefore, the Board of Directors adopted stock ownership guidelines for non-management directors. Pursuant to these guidelines, each non-management director is expected to own shares of our Common Stock having a value equal to at least eight times the annual retainer. Non-management directors are subject to the same holding requirements as our NEOs and are expected to retain shares received upon the vesting of restricted stock or exercise of options until the ownership guidelines are met. Management directors are subject to the ownership requirements discussed under Compensation Discussion and Analysis – Stock Ownership Guidelines and Holding Requirements.

Advisory Vote on The Selection of Independent Auditors

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has the sole authority to retain the company's independent auditors and is responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The Audit Committee has selected KPMG LLP (KPMG), an independent registered public accounting firm, as our independent auditors for 2021. KPMG has been retained as the company's independent auditors since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. The members of the Audit Committee believe that the continued retention of KPMG to serve as the company's independent auditors is in the best interests of the company and its shareholders.

Your Board of Directors is submitting this selection of KPMG as the independent auditors for 2021 to an advisory vote of the shareholders. The Sarbanes-Oxley Act of 2002 requires that the Audit Committee be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Nevertheless, as a good corporate governance practice, your Board has determined to solicit the vote of the shareholders on an advisory basis in making this appointment.

If the shareholders do not vote on an advisory basis in favor of the selection of KPMG as our independent auditors, the Audit Committee will reconsider whether to engage KPMG and may ultimately determine to engage that firm or another audit firm without resubmitting the matter to shareholders. Even if the shareholders vote in favor of the selection of KPMG, the Audit Committee may in its sole discretion terminate the engagement of KPMG and direct the appointment of another independent audit firm at any time during the year.

✔ Your Board of Directors unanimously recommends a vote **FOR** this proposal.

Audit and Non-Audit Fees

The following table shows aggregate fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements for the years 2020 and 2019, and fees billed for other services rendered by KPMG during those years.

	2019	2020
Audit Fees[a]	$25,471,000	$23,570,000
Audit-related Fees[b]	1,809,000	1,911,000
Tax Fees[c]	1,602,000	1,024,000
All Other Fees[d]	229,000	140,000
Total Fees	$29,111,000	$26,645,000

[a] Audit fees are fees for professional services performed by KPMG for the audit of our consolidated annual financial statements (including the audit of internal control over financial reporting) and review of our consolidated quarterly financial statements. These fees also include fees for services that are normally provided in connection with statutory and regulatory filings.

[b] Audit-related fees are fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of our consolidated financial statements. These fees consist primarily of fees for professional services for benefit plan audits and evaluation of new accounting standards.

[c] Tax fees are fees for professional services performed by KPMG for tax compliance, tax advice and tax planning. These fees consist primarily of fees for tax return preparation and review, tax compliance services for expatriates and advice regarding tax implications of certain transactions.

[d] All other fees are primarily related to professional services performed by KPMG for information technology contract compliance, assessment and advisory services.

Auditor Independence

The Audit Committee has considered whether the services rendered by KPMG are compatible with maintaining KPMG's independence. Representatives of KPMG are expected to attend the Annual Meeting, may make a statement if they desire to do so and will be available to respond to questions.

Policy on Pre-Approval

The company and the Audit Committee are committed to ensuring the independence of the independent auditors, both in fact and in appearance. Therefore, in accordance with the applicable rules of the SEC, the Audit Committee has established policies and procedures for pre-approval of all audit and permitted non-audit services provided by the independent auditors. The Audit Committee determines annually whether to approve all audit and permitted non-audit services proposed to be performed by the independent auditors (including an estimate of fees). If other audit or permitted non-audit services not included in the pre-approved services are required during the year, such services must be approved in advance by the Audit Committee. The Audit Committee may delegate authority to grant pre-approvals to its chair or a subcommittee as it deems appropriate, subject to a reporting obligation to the Audit Committee. All audit and permitted non-audit services listed above were pre-approved.

Audit Committee Report

The following Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act of 1933, as amended (Securities Act) or the Securities Exchange Act of 1934, as amended (Exchange Act), and shall not otherwise be deemed filed under such acts.

The Audit Committee of the Board of Directors has furnished the following report.

The following seven directors serve on the Audit Committee: Mark M. Malcolm (Chair), James S. Crown, Cecil D. Haney, James N. Mattis, C. Howard Nye, William A. Osborn and Catherine B. Reynolds.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The Board has determined that Messrs. Malcolm, Nye and Osborn and Ms. Reynolds each qualifies as an "audit committee financial expert" as defined by the SEC in Item 407(d) of Regulation S-K. The Audit Committee is governed by a written charter approved by the Board. In accordance with that charter, the committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of General Dynamics. The committee held eight meetings in 2020.

The Audit Committee has reviewed and discussed with management and the company's independent auditors for 2020, KPMG LLP, an independent registered public accounting firm, the company's audited consolidated financial statements as of December 31, 2020, and for the year ended on that date. Management is responsible for the company's financial reporting process, including maintaining a system of internal controls, and for preparing the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). KPMG is responsible for auditing those consolidated financial statements and for expressing an opinion on the conformity of the consolidated financial statements with GAAP. In addition, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Audit Committee reviewed and discussed with management and KPMG management's report on the operating effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and KPMG's attestation report on the company's internal control over financial reporting.

The Audit Committee has discussed with KPMG the matters required under applicable professional auditing standards and regulations adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received and reviewed the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence, including the compatibility of non-audit services with maintaining KPMG's independence. Based on the foregoing discussions and reviews, the Audit Committee has satisfied itself as to the independence of KPMG.

In reliance on the reviews and discussions described above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the company's Annual Report on Form 10-K as of and for the year ended December 31, 2020, for filing with the Securities and Exchange Commission.

This report is submitted by the Audit Committee.

Mark M. Malcolm	**James S. Crown**	**James N. Mattis**	**William A. Osborn**
(Chair)	**Cecil D. Haney**	**C. Howard Nye**	**Catherine B. Reynolds**

February 5, 2021

Advisory Vote to Approve Executive Compensation

PROPOSAL 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are seeking shareholder input on our executive compensation as disclosed in this Proxy Statement. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that emphasizes performance while providing the tools necessary to attract and retain the best talent.

As described in the Compensation Discussion and Analysis section, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the company, thereby closely aligning the interests of management with the interests of our shareholders.

For these reasons, the Board recommends shareholders vote in favor of the following resolution:

"Resolved, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The vote is advisory and is not binding on the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it continues to consider the company's executive compensation program.

✔ Your Board of Directors unanimously recommends a vote **FOR** this proposal.

› Compensation Discussion & Analysis

Table of Contents

41	**EXECUTIVE SUMMARY**
41	Business Overview
42	2020 Performance Highlights
44	Executive Compensation Philosophy
45	Our Executive Compensation Governance Practices
46	**THE COMPENSATION PROCESS**
46	Evaluation and Compensation Process Timeline
47	Peer Group and Benchmarking to the Market
48	Shareholder Engagement
49	**COMPONENTS OF EXECUTIVE COMPENSATION AND ALIGNMENT WITH COMPANY PERFORMANCE**
50	Annual Base Salary
50	Annual Incentive Compensation
63	Long-Term Incentive Compensation
67	Benefits and Perquisites
69	Other Considerations

Executive Summary

This Compensation Discussion and Analysis (CD&A) describes the 2020 compensation of our Named Executive Officers (NEOs) who are identified below:

Name	Title	Tenure in Role
Phebe N. Novakovic	Chairman and Chief Executive Officer	8 years
Jason W. Aiken	Senior Vice President and Chief Financial Officer	7 years
Mark C. Roualet	Executive Vice President, Combat Systems	8 years
Robert E. Smith	Executive Vice President, Marine Systems	2 years
Mark L. Burns	Vice President of the Company and President, Gulfstream Aerospace	5 years

Business Overview

General Dynamics is a global aerospace and defense company that specializes in high-end design, engineering and manufacturing to deliver state-of-the-art solutions to our customers. We offer a broad portfolio of products and services in business aviation; ship construction and repair; land combat vehicles, weapons systems and munitions; and technology products and services. Our leadership positions in attractive business aviation and defense markets enable us to deliver superior and enduring shareholder returns.

Our company consists of 10 business units, which are organized into four operating segments: Aerospace, Marine Systems, Combat Systems and Technologies. We refer to the latter three collectively as our defense segments. To optimize market focus, customer intimacy, agility and operating expertise, each business unit is responsible for the development and execution of its strategy and operating results. This structure allows for a lean corporate function, which sets the overall strategy and governance for the company and is responsible for allocating and deploying capital.


Aerospace
Gulfstream
A GENERAL DYNAMICS COMPANY
JET AVIATION
A GENERAL DYNAMICS COMPANY
Combat Systems
GENERAL DYNAMICS
European Land Systems
GENERAL DYNAMICS
Land Systems
GENERAL DYNAMICS
Ordnance and Tactical Systems
GD
Marine Systems
GENERAL DYNAMICS
Bath Iron Works
GENERAL DYNAMICS
Electric Boat
GENERAL DYNAMICS
NASSCO
Technologies
GDIT
GENERAL DYNAMICS
Mission Systems

2020 Performance Highlights

CONSISTENT COMMITMENT TO DELIVERING STRONG FINANCIAL PERFORMANCE			
REVENUE	**CASH FROM OPERATING ACTIVITIES**	**CASH RETURNED TO SHAREHOLDERS**	**BACKLOG**
$37.9 billion	**$3.9 billion** 122% of Net Earnings	**$1.8 billion**	**$89.5 billion** Record High
DILUTED EARNINGS PER SHARE	**REDUCTION IN NET DEBT**	**CASH INVESTED IN THE BUSINESS**	**BOOK-TO-BILL**
$11.00	**$854 million**	**$1.5 billion**	**1.1x**
OUTSTANDING EFFORT TO OFFSET SIGNIFICANT COVID-19 IMPACT			

Our businesses performed well in 2020 despite the impacts from the COVID-19 pandemic, especially on our Aerospace segment. Throughout the 10 months affected by the pandemic, management worked aggressively to mitigate disruptions with a principal focus on keeping our employees healthy while remaining open and operating in our capacity as a critical infrastructure business. We continued to fully meet our customer commitments in the face of a multitude of COVID-driven challenges. During this time, we fully conducted our operations in an efficient and safe manner while maintaining a high level of profitability. We remained focused on working to achieve our pre-pandemic operating plans and we made difficult, yet deliberate decisions that supported the company's strategy and were aligned with the long-term interests of our shareholders. Our management team was on site – at their posts – throughout the pandemic to lead by example.

Response to COVID-19

Since the start of the pandemic, in addition to continuing to serve our customers at the level that they have come to expect, we focused on protecting our employees and doing our part as a corporate citizen. We engaged extensively with employees about their health and safety concerns, finding their input essential in designing and maintaining safe operations throughout the year. Our efforts included the following:

› Implemented strict health and safety measures including social distancing, temperature checks and mandatory mask policies as recommended by the Centers for Disease Control and Prevention and other relevant authorities to support safe working environments.

› Modified employee work locations and schedules where possible and permitted under our contracts.

› Advanced cash payments to our suppliers to ensure they could meet their financial obligations, especially to their workers.

› Instituted various aspects of our business continuity programs including facilitating remote work.

› Worked directly with the federal government to rush stocks of personal protective equipment (PPE) to communities and first responders where the need was most critical.

› Helped with the production of medical supplies including face shields and packaging machines that doubled the production by one of the world's principal providers of nasal swabs used for testing, and several components for COVID-19 diagnostics testing units.

› Participated in humanitarian efforts to provide support for urgent medical or supply missions.

› Provided financial support through donations to hospitals, food banks and other non-profit organizations.

Business Performance

OVERALL – STRONG FINANCIAL AND OPERATIONAL PERFORMANCE

› When considering the overall effect of COVID-19 on the business, the company demonstrated strong financial and operational performance. Specifically, the sequential financial performance rebounded quickly from the negative impact of the pandemic on the second quarter with quarter-over-quarter improvements in revenue, operating earnings, operating margin, diluted earnings per share, free cash flow as well as our cash conversion percentage. Free cash flow conversion exceeded the pre-COVID estimate of approximately 85% of net earnings ending the year at 91%.

›	Our backlog increased 3% to a record-high $89.5 billion with strong book-to-bill in each of the segments, driven by large awards including $9.5 billion from the U.S. Navy for construction of the first two Columbia-class ballistic missile submarines, a $4.3 billion maximum potential value contract to upgrade Abrams main battle tanks for the U.S. Army and a $4.4 billion maximum potential value contract for the Department of Defense Enterprise Office Solutions (DEOS) program.

›	Absent the pandemic, our analysis of the discrete impacts of COVID-19 showed that the company would have significantly exceeded its 2020 operating plan and demonstrated growth from 2019 in all metrics – revenue, operating earnings, operating margin, diluted earnings per share and free cash flow from operations.

DEFENSE BUSINESS – EXCEPTIONAL PERFORMANCE

›	Disruptions to U.S.-based defense businesses from the COVID-19 pandemic primarily were due to government customers' site closures in our IT services business which required many of our employees to work remotely often on reduced schedules. Provisions in the Coronavirus Aid, Relief and Economic Security (CARES) Act allowed us to continue to employ these workers at pre-COVID salaries but provided us with no fee, which impacted our earnings and margins significantly in that business. Travel restrictions also hindered our ability to execute an international IT program, which further impacted our performance.

›	In our other defense businesses, we were able to quickly overcome most of the initial slowdown in material from some suppliers and COVID-driven inefficiencies at some of our manufacturing sites. Internationally, government actions shut down some of our facilities for several months. Despite the pandemic, two of the three defense segments combined for more than 6% growth in revenue and earnings over 2019 including profitability improvements in operating margin and record revenue and earnings within the Marine Systems segment. In addition, cash flow generation was notably strong with the defense segments exceeding the company's pre-pandemic operating plan for cash.

AEROSPACE BUSINESS – SIGNIFICANT CHALLENGES WITH SOLID RESULTS

›	The COVID-related disruptions within our Aerospace segment were more pronounced given the worldwide collapse in the commercial aviation market. As an example, business aviation flight hours (an indication of market activity) dropped approximately 75% year-over-year in the months following the onset of the pandemic.

›	Despite this collapse, our Aerospace businesses generated over $1 billion in operating earnings, particularly noteworthy in the face of operating losses sustained by many other major civil aviation airframe original equipment manufacturers (OEMs). Early in the COVID-19 crisis, to lessen risk within the supply chain and better align production with demand, we reduced our aircraft production rate, adjusted staffing levels, and implemented other cost control measures. Throughout 2020, the Aerospace segment remained focused on ensuring the health and safety of our workforce, while maintaining operations and booking new aircraft orders to help build for the future.

CAPITAL ALLOCATION – ACTIONS AND INVESTMENTS TO STRENGTHEN OUR POSITION

›	*Liquidity:* We took several actions in 2020 to strengthen our liquidity, which preserved financial flexibility during the pandemic. In March 2020, we issued $4 billion of fixed-rate notes to repay $2.5 billion of fixed- and floating-rate notes that matured in May 2020 and for general corporate purposes, including the repayment of a portion of the borrowings under our commercial paper program. In addition to this long-term borrowing, we renewed our access to $5 billion of credit facilities.

›	*Investments:* We continued to invest in our businesses with approximately $1 billion of capital expenditures focused primarily at Electric Boat to support the Columbia-class and Virginia-class submarine programs and approximately $375 million in research and development expenditures with a significant portion dedicated to the product line transformation in support of new aircraft models at Gulfstream.

›	*Dividend:* We increased our dividend by 8% in 2020, marking the 23rd consecutive annual increase.

Executive Compensation Philosophy

The goal of our executive compensation program is to closely link pay to the performance of our executives, results of our company and the experience of shareholders. To maximize results across all of General Dynamics, the Compensation Committee (Committee) governs and annually establishes our executive compensation program. The Committee uses this program to focus our management team on fundamental business priorities, including:

› Delivering shareholder returns through disciplined execution on backlog, efficient cash flow conversion and prudent capital deployment;

› Managing costs and investments, providing thoughtful human capital management and leadership; and

› Undertaking continuous improvement initiatives and collaboration across our businesses to achieve our goals.

The Board believes that successful execution in these areas directly translates to shareholder value creation. Consequently, our executive compensation program, and specifically our incentive plans, are designed to focus and reward our management team for achieving results against a set of performance metrics and goals that support these priorities.

Component	Purpose	Description
Annual Base Salary	Provides competitive, fixed-rate cash compensation	› Base Salary is set near the median of our peers and also reflects the experience, potential and performance track-record of executives.
Annual Incentive Compensation	Provides a cash incentive opportunity based on annual performance and aligned with our financial, strategic and operational goals	› Targeted around the median of our peers, the cash incentive is designed to motivate and align management with annual business goals and varies based on achievements. Typically includes a balance of financial and strategic and operational measures to align with annual priorities. › 2020 annual incentives were based on three financial metrics of diluted earnings per share from continuing operations (25%), free cash flow from operations (25%) and operating margin (20%), as well as strategic and operational goals (30%). › Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.
Long-Term Incentive (LTI) Compensation	Provides our NEOs with a significant personal stake in the long-term success of the company by tying earned amounts to our multi-year financial and total shareholder return (TSR) performance; aligns management's interest with that of shareholders; and supports our human capital strategy	› LTI awards are targeted in a range around the median of our peers and also reflect the experience, potential and performance track-record of executives. LTI awards have multi-year performance metrics designed to align NEOs with the objectives of our company and shareholders. › The LTI program consists of three elements, including performance stock units, or PSUs (50%), stock options (30%) and restricted stock (20%). › A mix of elements serves to: • Focus leaders on specific long-term performance results; • Reward management for improvements in shareholder value; • Retain key employees through longer-term vesting and performance periods; and • Provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

CEO



9% Fixed — Annual Base Salary — 9%

Annual Incentive Compensation — 15%

76% Equity

76% — Long-Term Incentive Compensation

91% At Risk

OTHER NEOs – AVERAGE



16% Fixed — Annual Base Salary — 16%

Annual Incentive Compensation — 17%

67% Equity

67% — Long-Term Incentive Compensation

84% At Risk

Our Executive Compensation Governance Practices

WHAT WE DO

- ✔ 100% independent Compensation Committee
- ✔ Independent compensation consultant reporting to the Committee
- ✔ Director and management proactive annual engagement with shareholders
- ✔ Market-leading stock ownership requirements (15x salary for the CEO and 8x to 10x salary for the other officers)
- ✔ Incentive compensation based on clear, measurable stretch goals for key financial and operational metrics that drive business performance
- ✔ The value of earned long-term incentives is based on our future and sustained performance and shareholder value creation
- ✔ Double-trigger change in control arrangements
- ✔ Clawback, anti-hedging and anti-pledging policies
- ✔ Thoughtfully selected peer group consisting of other aerospace and defense firms as well as other large-cap companies in related industries with annual Committee review
- ✔ Conduct proactive annual shareholder engagement to discuss executive compensation program
- ✔ 50% of our long-term incentive is delivered in performance-based stock units that vest in three years subject to two relevant and objectively measurable metrics, Return on Invested Capital (ROIC) and Relative TSR (rTSR)

WHAT WE DON'T DO

- ✖ No single-trigger equity acceleration on change in control
- ✖ No excessive perquisites
- ✖ No excise tax gross ups
- ✖ No employment agreements with NEOs

The Compensation Process

The Committee approves and is actively engaged in the design and implementation of the executive compensation program, with support from the independent compensation consultant and company management. The program is structured to:

❯ Provide market-competitive total compensation opportunities with actual pay that varies with short- and longer-term performance.

❯ Compensate executives subject to clear and challenging performance metrics tied to our operating and strategic plans.

❯ Align executive compensation with shareholder value creation.

❯ Support our human capital and sustainability strategy.

The program objective of pay-for-performance is achieved through the use of short- and long-term incentives. The company targets the median pay opportunity of our peers as further discussed in detail below. In addition, through the annual and long-term incentives, the NEOs are rewarded above median for outperforming on company goals. Similarly, actual pay will fall below target when performance fails to meet expectations.

Evaluation and Compensation Process Timeline

November 2019	❯ Business unit presidents present operating goals and plans to the chairman and chief executive officer.
	❯ The chairman and chief executive officer, in consultation with chief financial officer and executive vice presidents, establishes company operating goals.
February 2020	❯ Business unit presidents present business plans to the Board of Directors over a three-day session.
	❯ The Board reviews, adjusts where appropriate, and approves business unit operating goals and adopts the company operating plan.
	❯ The company operating plan establishes the financial goals for the annual incentive and long-term incentive plans. Throughout the year, the Board reviews and monitors company performance as compared to the operating plan through a series of financial and operating reports from senior management.
	❯ The proposed annual incentive payouts for 2019 actual performance, together with proposed base salary and long-term incentive grant values for 2020, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and any other factors not contemplated at the start of the year.
January – February 2021	❯ Based on company and individual performance for the prior fiscal year, the chairman and chief executive officer calculates a score for each NEO (other than herself).
	❯ The Committee evaluates the chairman and chief executive officer's performance, the CEO's assessment of other NEO performance and reviews peer compensation data in preparation for considering base salary recommendations and determining an annual incentive payout for the NEOs.
	❯ The proposed annual incentive payouts for 2020 performance, together with proposed base salary and long-term incentive grant values for 2021, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and any other factors not contemplated at the start of the year.

March 2021	❯	The Committee reviews the NEO scorecards with pay recommendations from management and approves compensation based on the clearly defined and disclosed performance metrics described in this Proxy Statement. The Committee's decisions also reflect factors such as the degree of difficulty of goals, market conditions and exceptional individual achievement.
	❯	The Committee meets in executive session to review, refine and approve compensation for the chairman and chief executive officer.
	❯	The Committee certifies the results of the 3-year performance measures for PSUs.
	❯	The Committee reviews, refines and approves the performance metrics for the annual incentive for the next year.

Peer Group and Benchmarking to the Market

Each year the Committee, in consultation with management and with support from its independent compensation consultant, reviews and approves a peer group that is used to provide relevant market context for the Committee's decisions. The Committee analyzes the peer group annually for reasonableness and alignment with the objectives listed below. It is comprised of companies that are:

❯ In similar industries and where General Dynamics competes for business.

❯ Likely sources of or competition for executive talent.

❯ Reasonably comparable in size, as measured by revenue and market capitalization.

❯ Reasonably similar in organizational structure and complexity.

❯ Included as peers of some of our peer companies or that include the company as a peer.

For this year, our peer group was modified slightly to reflect the combination of United Technologies Corporation and the Raytheon Company in 2020. Peer group compensation data, drawn from annual proxy filings and a survey provided by Aon, were utilized to assess the competitiveness of our executive compensation practices, structures and levels.

Peer Group Companies	Market Capitalization (in millions)*	Revenue (in millions)**	Employee Population	Peer of Peers
3M Company	$100,823	$32,184	94,987	✔
Accenture plc†	$165,669	$44,327	506,000	✔
The Boeing Company†	$120,843	$58,158	141,000	✔
Caterpillar Inc.	$ 98,884	$41,748	97,300	✔
Cisco Systems, Inc.	$189,092	$49,301	77,500	✔
Deere & Company†	$ 84,310	$35,540	69,634	✔
Eaton Corporation plc	$ 48,092	$17,858	92,000	✔
Emerson Electric Co.†	$ 48,179	$16,785	83,500	✔
Honeywell International Inc.†	$149,249	$32,637	103,000	✔
Johnson Controls International plc†	$ 33,727	$22,317	97,000	✔
Lockheed Martin Corporation†	$ 99,318	$65,398	114,000	✔
Northrop Grumman Corporation†	$ 50,802	$36,799	97,000	✔
Raytheon Technologies Corporation†	$107,863	$56,587	181,000	✔
Textron Inc.†	$ 11,062	$11,651	33,000	✔
General Dynamics	**$ 42,609**	**$37,925**	**100,700**	
General Dynamics (Percentile Rank)	**12%**	**56%**	**66%**	

*   As of December 31, 2020

** As of latest annual filing

†   Lists General Dynamics as a peer

Shareholder Engagement

2020 Say on Pay Vote

In 2020, we received 82% approval for our advisory vote on executive compensation. Based on our discussions with shareholders, we believe that the relatively lower level of support compared with the prior year was based primarily on a specific item related to 2019 compensation (scoring of the free cash flow metric for the annual incentive, which was unique to 2019) rather than concerns with the overall structure of our executive compensation program.

Shareholder Engagement Overview

We encourage, thoughtfully consider and incorporate shareholder feedback regarding our executive compensation program. The most recent enhancements to our executive compensation program were based on the feedback we received from shareholder meetings over the last several years. These improvements include:

› Enhanced the disclosure and provided greater transparency regarding the annual incentive award,

› Increased the proportion of annual equity with a performance feature in the form of PSUs to 50%, and

› Added a relative performance measure – rTSR – to the PSUs.

We believe that these enhancements highlight our pay-for-performance philosophy as well as better align our long-term compensation to the relative stock performance of the company ensuring alignment with our shareholders.

2020 Shareholder Engagement Process and Outcome

As we have for the past several years, we conducted a robust shareholder outreach campaign during 2020 targeted at holders of approximately 65% of our Common Stock. Senior representatives of investor relations, corporate governance and human resources, supplemented by our Compensation Committee Chair as appropriate, met with shareholders and proxy advisors to gather feedback on our executive compensation program and discuss other topics such as our COVID-19 response, sustainability efforts, operational performance, human capital management issues, governance and other business topics. Executive compensation-related feedback included:

› Overall support for our executive compensation program structure was expressed by the shareholders with whom we engaged.

› Recognition by shareholders of the extraordinary circumstances presented by the pandemic but anticipated enhanced disclosure to understand the environment and resulting compensation actions taken.

This feedback was presented to, and discussed in detail with, the Compensation Committee. The Committee determined that, in balancing this input with the support we received in our 2020 advisory vote on executive compensation and the needs and priorities of all stakeholders, there continued to be strong support for our compensation philosophy and programs. As a result, the Committee made no structural changes to our compensation programs during 2020 but did acknowledge the need for enhanced disclosure, in particular the rationale for decisions to properly describe the impact of the pandemic on compensation decisions.

Components of Executive Compensation and Alignment with Company Performance

NEO compensation is generally targeted at the median of the peer group by component and reflective of the experience, potential and performance of each executive. To the extent compensation exceeds targeted levels, it is directly attributable to performance that increases shareholder value and exceeds measurable, clearly defined performance goals. Conversely, total compensation can be substantially less than targeted levels for performance that falls significantly short of pre-established goals.

Executive compensation is linked strongly to the financial and operational performance of the company. As such, we demonstrate our commitment to aligning compensation with company performance through the following key elements of the executive compensation program:

› In 2020, over 90% of the chairman and chief executive officer's total compensation was linked to metrics assessing company or stock performance and therefore meaningfully at-risk, while over 80% of the other NEOs' compensation was comprised of a similar profile. Over 75% of the variable compensation is delivered through equity: PSUs, stock options and restricted stock.

› Our annual incentive is based on a formulaic result driven by performance against key financial and strategic and operational metrics and reflects our pay for performance philosophy.

› To emphasize a culture of ownership and strengthen management's alignment with long-term shareholder interests, the Committee requires one of the strictest sets of stock ownership guidelines across the Fortune 100 for the NEOs. Our chairman and chief executive officer is required to hold General Dynamics stock with a value at least equal to 15 times base salary. The other NEOs are required to hold General Dynamics stock with a value at least eight to 10 times base salary.

Each NEO's compensation consists of a mix of fixed and variable components. The following charts summarize the various forms of compensation.

Components of Compensation	Description
Annual Base Salary (Cash)	› Base Salary is set near the median of our peers and reflects the experience, potential and performance of each executive. It represents a fixed level of competitive compensation commensurate with the responsibilities of each role.
Annual Incentive Compensation (Cash)	› The annual incentive program for 2020 was based on company performance for three financial metrics – diluted earnings per share from continuing operations (25%), free cash flow from operations (25%) and operating margin (20%), as well as overall and individual strategic and operational performance (30%).
	› Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions, leadership and any other factors not contemplated at the start of the year.
Long-Term Incentive Compensation	
Performance Stock Units (PSUs): **50%** 50%	› PSUs closely connect NEOs to the company's sustained financial performance through return on invested capital and relative total shareholder return, and act as a retentive tool over a three-year period.
Stock Options: **30%** 30%	› Stock options link the NEOs to the company's stock price performance and align our executive team with shareholders over the long term.
Restricted Stock: **20%** 20%	› Restricted stock aligns the NEOs with the company's total shareholder return performance over each three-year vesting period, acts as a retention tool and directly supports stock ownership.
Benefits and Perquisites	› The company provides market competitive perquisites, retirement, health and welfare benefits and change-in-control arrangements for purposes of recruitment and retention and to ensure the security and accessibility of our executives to facilitate the transaction of business.

Annual Base Salary

Each NEO's base salary is set around the median of our peers and is reflective of the NEO's experience and track-record of performance, and balances other considerations such as complexity of the role, length of service and future expected contributions to the company. Salaries are reviewed annually, and increases, when they occur, are driven primarily by changes in the market. Consequently, early in 2020 (prior to COVID-19) the salaries for all our NEOs except the chairman and chief executive officer were adjusted to reflect compensation changes within our peer group. We believe that organizations that perform well over the long term, like General Dynamics, make an effort to pay salaries at or near the market median. The goal of our base salary is to provide a competitive, fixed level of cash compensation reflecting the underlying responsibilities of the role and experience level of our executives.

Name and Title	2019 Base Salary	2020 Base Salary
Ms. Novakovic* Chairman and Chief Executive Officer	$1,585,000	$1,585,000
Mr. Aiken Senior Vice President and Chief Financial Officer	$ 850,000	$ 900,000
Mr. Roualet Executive Vice President, Combat Systems	$ 800,000	$ 835,000
Mr. Smith Executive Vice President, Marine Systems	$ 720,000	$ 800,000
Mr. Burns Vice President and President, Gulfstream Aerospace	$ 655,000	$ 705,000

* Ms. Novakovic's base salary has remained constant since 2015.

Annual Incentive Compensation

The NEOs are eligible to earn an annual incentive paid in cash based on the company's and their individual performance. The incentive is designed to place a significant portion of each NEO's total compensation at risk and create opportunities for executives to earn above-target compensation through annual incentives that are awarded based on performance relative to challenging and clear performance goals. The incentive payout is based on performance against specific, measurable metrics established and approved by the Committee at the beginning of the year as well as the Committee's assessment of each NEO's individual contribution to company performance during the year. The goals are designed to be achievable through solid execution but difficult to exceed and are directly linked to the annual operating plan approved by the Board of Directors. The Committee believes the chosen incentive metrics are critical indicators of the company's overall performance and lead to value creation for our shareholders.

Setting Target Annual Incentive Opportunities. Each NEO's target annual incentive, as a percentage of base salary, was determined during our annual compensation benchmarking process and is generally designed to provide total cash compensation near the median of the peer group for similar roles if performance goals are met. Consistent with peer and market practice, the maximum incentive that can be earned under this plan is two times the target amount. For performance that falls significantly short of the pre-established target, there may be no payout.

NEO Performance Metrics. Because all of our NEOs play a major role in the overall success of the company in addition to overseeing their business and operational segments, the Committee believes that they should be evaluated on similar company-wide financial metrics. The Committee determines the final payout by considering the NEO's achievements and contributions during the year as well as company performance, market conditions and difficulty of achieving the goals.

For 2020, the annual incentive award for each NEO was determined based on three financial metrics – diluted earnings per share from continuing operations, free cash flow from operations, and operating margin – and one qualitative metric encompassing individual and company strategic and operational goals. Diluted earnings per share from continuing operations and free cash flow from operations are the primary financial metrics utilized to drive performance at the company's 10 business units. Operating margin was added to the financial metrics for 2020 to reflect the company's strategic focus on improving the operating performance and profitability of its businesses.

2020 Performance Targets. The Committee approved the targets for the annual incentive metrics in the first week in March 2020, in alignment with our annual operating plan and financial guidance, with the conviction that they were appropriately challenging and demonstrated significant rigor, considering our business outlook at the time. The Committee approved these targets before the full onset of the COVID-19 pandemic.

› *Diluted Earnings Per Share from Continuing Operations Goal:* 4.6% above 2019 actual performance and 8% higher than the 2019 goal.

› *Free Cash Flow from Operations Goal:* 26.7% above 2019 actual performance; intentionally set below the 2019 goal as the prior year's goal included a significant, nonrecurring payment of $500 million on an international contract that was credited to management in 2019 (and not included in calculating 2020 performance).

› *Operating Margin Goal:* Added in 2020 to drive performance as business mix was projected to negatively affect profitability. Therefore, the metric was established to focus on, incent and drive profitability improvement across the business.

In assessing 2020 performance and results under the annual incentive plan, it is important to note that despite the impact of the pandemic, the pre-COVID performance targets were not adjusted by the Committee.

The Compensation Committee's Actions Relating to the Impact of the Pandemic

Annual Incentive. The Committee approved the metrics for the 2020 annual incentive awards on March 3, 2020, shortly before the full onset of the global pandemic. The company's operating plan as originally envisioned was overcome by the events of the pandemic within weeks of approval given the challenges presented, including the global lockdown and the corresponding direct impact on the commercial aerospace market, which particularly impacted two of the company's business units.

The Board of Directors, along with the Committee in its oversight capacity for the compensation programs, fully supported management's focus on ensuring the health and safety of its employees while remaining fully operational and maintaining a high level of financial performance. The Board fully supported the actions management took to respond to the pandemic.

The Committee engaged with management throughout the year, including holding additional meetings to evaluate the company's response to the pandemic and its corresponding impact on performance and the outlook for the business. The Committee also extensively reviewed and deliberated how to appropriately both reward the business's operational performance, recognizing the unprecedented challenges presented by the global pandemic and ensure alignment with shareholders' expectations.

The Committee's in-depth discussions with management included input from the Committee's independent compensation consultant. These discussions centered on how to appropriately balance rewarding and retaining executive talent particularly in this environment, with the impact that the pandemic had on the company. The Committee also reviewed and assessed the totality of management's performance in light of financial performance goals that were in some cases rendered unachievable by the pandemic almost immediately following adoption.

The Committee recognized that despite the impact from COVID-19, the company generally maintained its original financial guidance and operating plan in almost all of its lines of business. As noted previously, the company's IT services business for the U.S. government was impacted by the shutdown of some customers' sites. The company's Aerospace segment faced a global collapse in the aviation market and yet was profitable with over $1 billion in operating earnings while many other major civil airframe OEMs incurred operating losses. The Committee also noted that the company continued to hire throughout the year as several of its lines of business continued to expand and grow. The Committee discussed and evaluated a variety of approaches to determine how to score and award annual compensation, including changing performance targets and metrics, reweighting the goals or applying discretion to the final award.

Ultimately, the Committee determined that the appropriate balance was best obtained by retaining the originally approved financial metrics and reflecting the outstanding performance necessitated by the pandemic in the scoring of the strategic and operational goals. This approach allowed for consideration of the specific impacts of the pandemic on each business segment. This approach also afforded the Committee the ability to recognize the critical and immediate pivot that management took early in the crisis to effectively respond to the collapse in the commercial aviation market, thereby preserving that segment's profitability. Importantly, this approach preserved the integrity of the originally approved performance metrics and goals. The results yielded **annual incentives for 2020 performance that declined 16% on average** compared to the 2019 annual incentive payouts for the four NEOs in their positions for the entirety of both years. The Committee determined the average 16% reduction in the annual incentives to be appropriate given COVID-19's impact on the company's financial results, driven primarily by the Aerospace segment. By way of example, the Committee considered, among other things, the 9.6% decrease in operating earnings from the prior year.

Long-Term Incentive. The Committee chose not to take any action with respect to any of the long-term incentives (equity awards) previously granted or adjust any payout outcomes because of the pandemic despite the varying levels of impact to "in-flight" grants.

ANNUAL INCENTIVE TARGETS AND ACHIEVEMENT – 2020

Performance Metrics		Threshold*	Target*	Maximum*	2020 Result	Weighting*	Payout (% of Target)
Financial Goals	Diluted Earnings Per Share from Continuing Operations	$10.65	$12.53	$13.16	**$11.00**	25%	**59.3%** of Target
	Free Cash Flow from Operations**	$2,022 million	$2,527 million	$2,780 million	**$2,391 million**	25%	**86.5%** of Target
	Operating Margin	10.9%	11.7%	11.9%	**10.9%**	20%	**50.6%** of Target
Strategic and Operational		0%	100%	200%	**See Discussion Below**	30%	**See Discussion Below**

* Unchanged from pre-pandemic amounts.

** See Appendix A for a discussion of this non-GAAP measure.

Overall Scoring Commentary. Having closely tracked the impact of COVID-19 on the company's business throughout 2020, the Committee aimed to recognize the exceptional and unprecedented efforts undertaken by management to meet the challenges of the pandemic, while acknowledging the inherent practical impacts of the pandemic on the company's operations and financial results. The Committee considered management's efforts to protect the health and safety of the company's employees and support the overall well-being of its communities, while continuing to meet its obligations as a critical infrastructure provider to the aerospace and defense community of the United States and many of its allies. The company's support to communities included:

› The donation of over 200,000 items of PPE to first responders,

› Repurposing factory equipment to manufacture swabs in support of COVID-19 testing, and

› Financial and other donations to local hospitals and charities.

In keeping its operations open and continuing to deliver on its commitments to customers and shareholders, the management team demonstrated the resilience required to weather the pandemic and took several efforts to further strengthen the company as a result. In fact, hiring continued throughout 2020 to support the anticipated growth at several of our businesses.

Financial Performance (70% Weight) Commentary. Despite changing priorities and the business ramifications associated with COVID-19 in 2020 on several of the company's lines of business, the NEO financial goals were unchanged from the pre-pandemic environment. Each NEO had financial goals (shown in the table above) that determined 70% of their total annual incentive score. Structurally, the financial goals payout is as follows: 200% at maximum, 100% at target, 50% at threshold and 0% for performance below threshold. It is important to note that despite COVID-19, the company demonstrated strong operating performance across the board. Specifically, as it relates to the actual performance, including the impact of the pandemic against the targets established in the pre-pandemic environment, the Committee in reviewing the formulaic scoring of the financial metrics also noted the following:

Diluted Earnings Per Share from Continuing Operations

Despite COVID-19, the company demonstrated strong earnings performance and generated earnings of $11.00 per share for the year. While the 2020 diluted earnings per share from continuing operations fell short of target and reflected a decline from the results achieved in 2019, this shortfall, caused by the global pandemic, was most prevalent in two segments – Aerospace and the IT services business in Technologies.

> The Aerospace segment delivered compelling operational results amid a broader aviation market collapse. Business aviation flight hours (an indication of market activity) dropped 75% in the months following the onset of the pandemic. To de-risk elements of the supply chain and better align production with demand, in April 2020 management prudently reduced aircraft production and delivery rates for the year. Despite these actions, the Aerospace segment still delivered in excess of $1 billion of operating earnings and an operating margin of 13.4% while many other major civil aviation airframe OEMs incurred operating losses.

> The IT services business in the Technologies segment experienced lower services revenue driven by the COVID-19 pandemic resulting from the closure of some customer sites and a lower level of program activity. Two specific COVID-related disruptions affected earnings negatively within the segment, including 1) customer reimbursement of idled workforce at zero fee on several U.S. government contracts and 2) a loss on a contract with an international customer due to schedule delays resulting from COVID-19 travel restrictions. While the Technologies segment experienced a decline of 9.6% in operating earnings compared to target, management undertook extensive efforts to constrain spending resulting in an EBITDA margin of 13.5%.

Free Cash Flow from Operations

The company's cash flow performance for 2020 was extremely strong considering the many COVID-related obstacles that faced the company. While a cash conversion of 91% of net earnings was achieved (which exceeded the pre-pandemic plan of approximately 85%) the 2020 free cash flow from operations fell below target because of the impact of COVID-19 on the company. This shortfall was primarily within the Aerospace segment where revenue declined abruptly as the broader business aviation market was severely impacted by travel limitations and the economic downturn resulting from the global pandemic. Overall, the company's ability to drive cash conversion was limited by the following factors:

> Each of the businesses in the Aerospace segment, Gulfstream and Jet Aviation, reduced production and service levels; however, a full complement of the related cost structure could not be curtailed or eliminated as quickly as revenue declined despite tremendous efforts to cut expenses at these businesses. As an example, supplier commitments associated with pre-pandemic higher production levels could not be altered or severed economically with such short notice.

> The U.S.-based defense businesses participated in an effort by the U.S. Department of Defense to assist the supply chain in the Defense Industrial Base (DIB) weather pandemic-related financial struggles. The company prioritized meeting its obligations as a critical contributor to the overall health of the DIB and, therefore, temporarily advanced over $2 billion of payments across their supplier base to help maintain the health and liquidity of the supply chain. Despite this, the U.S.-based defense businesses outperformed their target for free cash flow by almost $600 million.

> In the Marine Systems segment, at Electric Boat, significant capital expenditures were required to support the future growth of its submarine business, including the Columbia-class ballistic-missile submarine program, the U.S. Navy's top priority.

Operating Margin

The 2020 operating margin performance was solid across the segments even as revenue declined precipitously – 17.6% – in the Aerospace segment because of COVID-19's impact on travel and the economy. As a result of management's swift and deliberate actions to reduce costs, the company's operating margin declined only 70 basis points for the year to 10.9%, falling below target. To illustrate the significant efforts by the management team to drive operating margin, the 2020 quarterly operating margin profile was as follows.


10.7%
9.0%
11.4%
12.3%
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
Negatively impacted by 11 delayed aircraft deliveries
Most affected by the pandemic including COVID-driven restructuring costs
Significant improvements

Fourth Quarter 2020 – 12.3% – including the impact of COVID-19, exceeded 4th quarter 2019 operating margin of 12.1%

Strategic and Operational Performance (30% Weight) Commentary. At the beginning of 2020, prior to the global pandemic, the Committee approved the strategic and operational goals for each NEO. The goals were designed to reflect the significant individual performance expectations for each NEO and fully contemplated that notable achievements beyond the approved goals could be recognized in the individual achievements for the year. Annually, each NEO is expected to contribute to the financial performance of the company beyond that specifically recognized in the financial performance metrics listed in the table above.

Once the pandemic began to impact the company in early spring, the full Board of Directors, and specifically the Committee in its oversight of the compensation program, approved of management's principal focus of keeping employees safe and healthy and the businesses open and operational to support critical infrastructure. Because of COVID-19, many priorities shifted throughout the year. Therefore, the Committee evaluated the performance of each NEO holistically against the original strategic and operational goals and the shifting priorities brought on by the pandemic.

The 2020 NEO qualitative achievements highlighted below provide a basis for the evaluation of, and score assigned to, each of the NEOs for their individual performance and contribution to overall company results and reflects the changing nature of the business priorities resulting from the COVID-19 pandemic. The Committee's qualitative evaluation and scoring of the strategic and operational goals for the NEOs includes a combination of qualitative factors and various internal quantitative metrics that we do not disclose herein due to competitive considerations.

2020 NEO QUALITATIVE ACHIEVEMENTS – STRATEGIC AND OPERATIONAL

Phebe N. Novakovic

Financial Performance. Drive the financial performance of the company while prudently allocating capital.

› Drove strong overall operating performance across the businesses despite COVID-19's impact on the company's performance (most notably in its Aerospace segment) and on the ways in which the company conducted its business. The company demonstrated resiliency agility, and flexibility in business operations to support its consistent commitment to delivering strong financial results.

- *Aerospace:* Delivered in excess of $1 billion of operating earnings and an operating margin of 13.4% while many other major civil aviation airframe OEMs incurred operating losses.

- *Marine Systems:* Produced the highest-ever backlog, revenue and operating earnings, and year-over-year increases in revenue, operating earnings and other key financial metrics.

- *Combat Systems:* Demonstrated increases over 2019 in orders, revenue, operating earnings, operating margin and cash flow. Revenue, operating earnings and operating margin all improved sequentially each quarter of the year.

- *Technologies:* Undertook extensive efforts to constrain spending, resulting in an EBITDA margin of 13.5% and significantly exceeded its pre-pandemic cash flow target.

- *Overall:*
  - Exceeded the company's pre-pandemic free cash flow goal of approximately 85% of net earnings with results of 91% of net earnings.
  - Generated the second highest cash flow from operating activities in company history.
  - Delivered notable sequential financial performance, rebounding quickly from the negative impact of the pandemic on the second quarter with quarter-over-quarter improvements in revenue, operating earnings, operating margin, diluted earnings per share from continuing operations, free cash flow from operations as well as cash conversion percentage.

› Made prudent capital allocation decisions during a period of pandemic-induced market uncertainty.

- Proactively strengthened the company's liquidity early in the pandemic with the issuance of $4 billion of fixed-rate notes to repay $2.5 billion of fixed- and floating-rate notes that matured.

- Repaid borrowings under the commercial paper program.

- Renewed access to $5 billion of credit facilities.

- Achieved a $854 million reduction in net debt.

- Increased the dividend by 8% in 2020: the company's 23rd consecutive annual increase.

- Continued to support aircraft development programs at Gulfstream and managed through a multi-year capital investment plan to support the substantial growth anticipated at Electric Boat.

› Achieved record-high backlog of $89.5 billion, ending the year with a strong book-to-bill, supporting the company's long-term growth expectations. Noteworthy awards included:

- $9.5 billion contract from the U.S. Navy for construction of the first two Columbia-class ballistic missile submarines.

- $4.3 billion contract to upgrade Abrams main battle tanks for the U.S. Army.

- $4.4 billion award for the DEOS program.

› Supported the efforts of the federal government to advance over $2 billion of cash to suppliers in the DIB so that key critical infrastructure providers could weather the economic downturn brought on by COVID-19.

Phebe N. Novakovic (continued)

Cost Containment and Reduction. Provide strong oversight of cost containment and reduction initiatives throughout the company.

> Directed necessary and significant cost-cutting and cost-containment across the company to focus efforts on maintaining profitability and driving cash generation during a period of substantial market uncertainty and disruption driven by the pandemic.

> As a result of swift and deliberate actions to reduce costs, the company's operating margin declined only 70 basis points for the year to 10.9%, impressive against the backdrop of a business aviation market collapse.

> Demonstrated strong quarter-over-quarter improvements with the fourth quarter 2020 operating margin of 12.3% including the impact of COVID-19, exceeding the pre-pandemic fourth-quarter 2019 operating margin of 12.1%.

Human Capital & Sustainability. Effectively manage key human capital and sustainability efforts with a focus on diversity and inclusion.

> Managed succession planning through thoughtful senior leadership transitions, and provided key guidance and oversight to new leaders.

> Committed to furthering diversity and inclusion efforts across the company and demonstrated improved results, including the appointment of a vice president of diversity and inclusion reporting directly to the chairman and chief executive officer.

> Supported sustainability efforts across the company including driving a company culture rooted in the ethos of transparency, trust, alignment and honesty; a robust safety mindset; and a reduction of greenhouse gas emissions at the company's facilities.

> Continued hiring efforts during the pandemic to prepare for anticipated growth at certain business units.

> Led company-wide efforts to gather and ship excess PPE to areas where it was most needed in the early stages of the pandemic.

Manage Segment Enterprise Challenges.

> **Aerospace – Manage successfully through new model transitions to drive long-term growth while focusing on improving profitability to achieve market-leading returns.**

  • Provided constant oversight and guidance to the strategic efforts at Gulfstream to manage through new model transitions.

  • Retained market-leading profitability during the collapse of the aviation market brought on by COVID-19 despite a necessary adjustment in production schedules.

  • Funded significant research and development efforts to support new models and technical efforts throughout the product lines.

> **Marine Systems – Influence significant and far-reaching contract negotiations on submarine programs. Guide capital investment plan designed to support significant anticipated growth at Electric Boat.**

  • Achieved a successful negotiation on the $9.5 billion contract for the construction of the first two Columbia-class ballistic missile submarines, fully protecting lead-ship risk and providing return on investment.

  • Drove accountability for and achieved performance improvements on the Virginia-class submarine program.

Phebe N. Novakovic (continued)

› **Combat Systems – Develop next-generation platforms and technologies to meet customers' emerging requirements to enhance future growth opportunities.**
  - Awarded the first production contract for the SMET (small multi-purpose equipment transport) autonomous vehicles in 2020 while next generation electronic architecture is being introduced in a phased approach in all wheeled and tracked vehicles.
  - Received contracts for the development of next generation artillery with production scheduled to begin in 2024.
  - Continued the development of next generation electronic architecture, manned and unmanned weapon stations, hybrid-electric drive technologies along with artificial intelligence (AI) systems capable of integrating autonomous aerial and ground systems into vehicle platforms along with leading the development of next generation artillery.

› **Technologies – Drive earnings growth and margin improvement while working to expand market opportunities.**
  - Overcame significant COVID-related operating margin headwinds, particularly at GDIT, with aggressive overhead cost reduction and performance management on every controllable element of the portfolio. While the customer reimbursed the cost of idled workforce unable to access certain government facilities, this revenue was recorded without normal profits.
  - Established leadership position in large-scale cloud implementation with the $4.4 billion award of the DEOS program, in cyber with the Southern Command Cyber Information Technology Enterprise Services (SCITES) program, in AI with the Department of Veterans Affairs, and in the nuclear triad with major positions on the Ground-Based Strategic Deterrent (GBSD) program.
  - Led GDIT through a contract negotiation with an international customer, as issues resulting from travel restrictions impacted our ability to properly execute an international IT program.

Overall.
  › Directed and provided extraordinary leadership of the company's efforts to keep all of its businesses open and operational, despite the challenges posed by COVID-19, delivering on commitments to customers while employing various measures to maintain safe work environments for over 100,000 employees.
  › Remained focused on fulfilling financial commitments to shareholders while responding to the immediacy of the pandemic crisis, working closely with key customers to keep mission-critical work flowing, and providing for the longer-term future of the company.

The Committee's Assessment of CEO Performance.
  › The Committee recognized Ms. Novakovic's exemplary leadership of the company as it traversed uncharted territories brought upon the businesses so swiftly by the COVID-19 pandemic. The company continued to deliver strong financial performance despite significant adverse impacts on the global aerospace market and challenges thrust upon the company's defense businesses. Ms. Novakovic's disciplined management methods and unity of purpose focused the management team on maintaining a high level of profitability and cash conversion to offset a COVID-induced revenue decline coupled with the concern for and rigorous approach to maintaining COVID-safe environments for employees.
  › The Committee was cognizant of Ms. Novakovic's tenure in her role and the desire to retain her leadership as the company executes its long-term strategy. The Committee acknowledged the effective management and critical contributions by Ms. Novakovic as highlighted in the above noteworthy accomplishments which significantly exceeded expectations in strategic and operational areas, and assigned a score of 200% for her outstanding 2020 performance. However, the Committee recognized the impact of the pandemic on the company's financial results and supported an overall significant decrease in her annual incentive payout for 2020 performance when compared with the prior year's payout, consistent with a philosophy of pay-for-performance.

2020 Strategic and Operational Score for Ms. Novakovic: 200% of Target

Jason W. Aiken

Successfully manage tax planning strategies to achieve an effective tax rate in-line with projections in the mid-17% range.

> Achieved a record-low full-year effective tax rate of 15.3% vs. operating plan target of 17.5% through the management of efficient tax planning strategies.

Direct effective debt management strategies and drive cash flow performance.

> Led issuance of $4 billion of fixed-rate notes at the height of the pandemic-induced financial crisis.

> Pivoted from original financing plans for 2020 to position the company to repay a pending debt maturity in May, reduce the company's reliance on the commercial paper market, and support the company's liquidity given the uncertainty presented by COVID-19.

> Repaid all outstanding commercial paper balances by the end of the third quarter and ended the year with zero commercial paper outstanding.

> Achieved $854 million reduction in net debt to approximately $10 billion at year end.

> Exceeded the company's pre-pandemic free cash flow generation goal of approximately 85% of net earnings with results of 91% of net earnings.

> Generated the second-highest cash flow from operating activities in company history.

> Coordinated overall efforts to temporarily accelerate payments to our suppliers in support of the Department of Defense's initiative to sustain the DIB supply chain during the pandemic; the company accelerated over $2 billion in payments to suppliers from April through December.

Provide leadership, succession planning and oversight of the finance departments across the company.

> Provided ongoing leadership and development of the finance function across the company with significant direction and influence to ensure that succession planning efforts were timely, appropriately considered diverse candidates, and were executed without management interruption.

> Senior finance leadership transitions were significant and included the succession of five business unit chief financial officers and three corporate-level senior finance staff.

Support the chairman and chief executive officer and investor relations in shareholder engagement activities.

> Led the development of investor engagement presentation on the company's enduring value creation, which became the focal point of investor engagements.

> Participated as the company's representative in a significant investor conference as well as numerous engagements with shareholders, securities analysts and potential investors.

> Participated in numerous virtual meetings with analysts and investors during the year to ensure the company's value creation message continued to reach key constituents when face-to-face engagement was not possible.

Overall.

> Supported the chairman and chief executive officer on-site every day throughout the pandemic, providing leadership and guidance to the business units and directing corporate activities.

> Coordinated efforts to drive operating performance improvements and achieve cost savings to offset the impacts of COVID-19 on the business.

> Provided financial leadership over the development of revised public financial guidance during rapidly evolving impacts of the pandemic; achieved the revised financial targets for diluted earnings per share and free cash flow from operations.

2020 Strategic and Operational Score for Mr. Aiken: 200% of Target

Mark C. Roualet

Meet or exceed Combat Systems segment financial goals. Generate $200 million in cost reductions to drive segment earnings.

> Strong Combat Systems performance in a year with many COVID-related challenges.

> Exceeded planned orders by $300 million – a total of $6.2 billion in orders were booked despite the U.S. Army's decision to re-compete the optionally manned fighting vehicle (OMFV).

> Achieved revenue of $7.2 billion on a goal of $7.3 billion.

> Achieved $1,041 million in operating earnings, only $6 million short of the goal.

> Exceeded the operating margin goal of 14.3%. The Combat Systems segment generated over $200 million in cost reductions and achieved an operating margin of 14.4%.

> Achieved cash conversion of over 100% of imputed net earnings but fell $23 million short of the cash goal.

> Demonstrated increases over 2019 in orders, revenue, operating earnings, operating margin and cash flow.

> Improved revenue, operating earnings and operating margin sequentially each quarter of the year.

Provide leadership and guidance to the business unit presidents.

> Provided experienced leadership and oversight of the Combat Systems segment including advice and counsel to the business unit presidents on a variety of matters.

Develop next generation leadership to bolster succession plans.

> Provided significant direction and influence to ensure that succession planning efforts within the Combat Systems segment were timely, appropriately considered diverse candidates, and were executed without management interruption.

> Managed senior leadership transitions across the segment including a new business unit president and 30% of the leadership team.

Manage and thoroughly/frequently report business unit challenges and opportunities to the CEO.

> Worked in conjunction with the chairman and chief executive officer to manage the business risks and opportunities to position the Combat Systems segment for future growth.

Overall.

> Supported the chairman and chief executive officer on-site every day throughout the pandemic, providing leadership and guidance to the business units. Oversaw and directed key operational and pandemic-related challenges including redesigning COVID-safe operations and maintaining efficient manufacturing capabilities resulting in all program cost and schedule milestones being met. Conducted weekly in-depth operational meetings across the segment to assess and effectively manage the manufacturing impact of COVID-19.

> Kept all facilities open (as allowed) and operational, and all programs remained on schedule.

> Received customer recognition for efforts to keep mission-essential work flowing despite a multitude of COVID-19 impacts.

> Completed on-time delivery of all pre-production Mobile Protected Firepower (MPF) vehicles to the U.S. Army for testing (the only contractor to do so). Delivered all non-turreted Initial Operation Capable AJAX vehicles on schedule.

> Served as the interface to the federal government task force and company coordinator to quickly disperse critical PPE to areas most significantly affected by COVID-19. Coordinated the delivery of approximately 200,000 PPE items from sites across the U.S. to hard-hit areas in the early days of the crisis. Coordinated the initial trials of COVID-19 rapid test devices at Land Systems' Lima operation.

2020 Strategic and Operational Score for Mr. Roualet: 185% of Target

Robert E. Smith

Meet or exceed Marine Systems segment financial goals. Assist segment in achieving cost reductions to drive segment earnings.

› Exceeded Marine Systems operating plan in a year with many COVID-related challenges.

› Exceeded planned orders by more than $2 billion, or 16%.

› Exceeded revenue goal of $9.8 billion by 2%.

› Exceeded operating earnings goal by 1%.

› Achieved operating margin goal of 8.6% by generating in excess of $450 million in cost reductions.

› Exceeded cash flow goal by over $200 million.

› 2020 financial performance was notable with the highest-ever backlog, revenue and operating earnings; revenue, operating earnings and other key financial metrics demonstrated year-over-year increases.

Provide assistance to Electric Boat to improve Virginia-class construction performance.

› Achieved improved Virginia-class submarine construction performance on Block IV during the year primarily as a result of considerable efforts to remove obstacles hindering efficient production. Continued to drive efforts to improve overall performance on the program and meet required delivery cadence for Virginia-class Block V.

Assist in the negotiation for large Marine Systems contracts.

› Instrumental in the negotiation strategy and execution for the $9.5 billion contract for construction of the first two Columbia-class ballistic missile submarines, fully protecting lead-ship risk and providing return on investment.

Manage and thoroughly/frequently report business unit challenges and opportunities to the CEO.

› Worked in conjunction with the chairman and chief executive officer to manage the business risks and opportunities to position the Marine Systems segment for future growth. Worked directly with head of Federal Mediation & Conciliation Service and Bath Iron Works and union leadership to settle a nine-week work stoppage.

› Provided experienced leadership and oversight of the Marine Systems segment including advice and counsel to the business unit presidents on a variety of matters.

Overall.

› Supported the chairman and chief executive officer on-site every day throughout the pandemic, providing outstanding leadership and guidance to the Marine Systems business units. Conducted frequent in-depth operational meetings across the segment to assess and manage manufacturing impact of the pandemic, including redesigning COVID-safe operations to reduce workforce density. Kept all facilities open and operational.

› Received customer recognition for the company's efforts to keep mission-essential work flowing while experiencing a multitude of COVID-19 impacts.

› Served as the interface on the federal initiative to implement COVID-19 testing procedures at two of the company's large facilities early in the pandemic. Over 7,000 tests were administered to help assess various testing procedures.

› Coordinated efforts to temporarily accelerate over $2 billion of cash to the DIB supply chain utilizing improved terms and conditions provided by the U.S. Navy; minimized resultant supply chain disruption within Marine Systems.

2020 Strategic and Operational Score for Mr. Smith: 200% of Target

Mark L. Burns

Meet or exceed Gulfstream financial goals. Exceed plan operating margin by 20 basis points. Exceed new aircraft order goal.

› Led Gulfstream to generate operating earnings in excess of $1 billion despite the challenges experienced from the COVID-19 pandemic, far outperforming other major civil aviation airframe OEMs.

› Exceeded the COVID-adjusted business plan goal for free cash flow.

› Ensured that all aspects of the business continued to function efficiently including improving productivity in all of Gulfstream's lines of business.

› Generated aircraft order book-to-bill of 0.9x for the year even though a significant portion of the customer base was not able to travel for most of the year. This book-to-bill ratio was important to continuing to build the backlog for long-term production and productivity.

Meet major development and other milestones. Achieve positive outcome from supplier settlements.

› Achieved all significant product-development milestones, including the first flight of the new G700 aircraft, which remains on schedule for entry into service in the fourth quarter of 2022, European Union Aviation Safety Agency (EASA) certification of the G600, and positive settlements with suppliers.

› Certified the Predictive Runway Performance System, an industry first and a meaningful safety technology, to prevent runway overruns.

› Recognized for significant sustainability efforts to utilize and promote the use of sustainable aviation fuel (SAF) including surpassing 1 million nautical miles flown on company flights and conducting all G700 test flights with SAF as well as offering SAF for sale.

› Opened three new facilities including a European service center and two U.S. service centers on schedule and budget.

Overall.

› Responded quickly and effectively to significant COVID-related disruptions in the face of the broader aviation market collapse. Uncertain economic conditions and COVID-19 travel limitations resulted in lower demand for aircraft services and disrupted aircraft sales. In response, reduced the aircraft production rate to lessen risk within the supply chain and better align production with demand.

› Employed cost-control measures to retain profitability and booked new aircraft orders which exceeded COVID-adjusted expectations. Given that context, while missing the unachievable pre-pandemic financial goals, the business performed extraordinarily well against its pandemic-adjusted financial forecast developed in April 2020.

› Oversaw and directed key operational and pandemic-related challenges, including redesigning COVID-safe operations and maintaining efficient manufacturing capabilities. Successful in keeping all facilities open and operational (except Mexico, which briefly closed under government direction). First in business aviation to establish COVID-19 operating protocols with the Federal Aviation Administration and EASA.

2020 Strategic and Operational Score for Mr. Burns: 185% of Target

ANNUAL INCENTIVE PAYOUT (AIP)

The below table summarizes the NEOs' targets and the Committee's determination of their earned annual incentive. The annual incentive payouts for 2020 performance declined from the prior year despite the outstanding contributions of our executives to lead the company through a challenging year, appropriately reflecting the impact of the pandemic on operations and our pay-for-performance philosophy.

Name	2020 Base Salary	Target Incentive (% of Base)	Maximum Incentive (% of Target)	Target Incentive	Overall Achievement (% of Target)	Annual Incentive Payout	Prior Year's AIP	Percent Change
Ms. Novakovic	$1,585,000	170%	200%	$2,694,500	106.6%	$2,872,000	$3,482,000	-17.5%
Mr. Aiken	$ 900,000	100%	200%	$ 900,000	106.6%	$ 959,000	$1,098,000	-12.7%
Mr. Roualet	$ 835,000	100%	200%	$ 835,000	102.1%	$ 852,000	$1,010,000	-15.6%
Mr. Smith	$ 800,000	100%	200%	$ 800,000	106.6%	$ 853,000	$ 801,000	6.5%*
Mr. Burns	$ 705,000	100%	200%	$ 705,000	102.1%	$ 720,000	$ 840,000	-14.3%

*   Mr. Smith's percent change is positive because his prior year AIP was reflective of only a partial year in the role.

In fact, as further evidence of our pay-for-performance philosophy, for the three executives that have been NEOs consistently over the past several years, Ms. Novakovic and Messrs. Aiken and Roualet, their annual incentive payouts have declined 46%, 31% and 39%, respectively, over the last three years.

Name	2017 Annual Incentive Payout	2018 Annual Incentive Payout	Percent Change	2019 Annual Incentive Payout	Percent Change	2020 Annual Incentive Payout	Percent Change	Percent Change Since 2017
Ms. Novakovic	$5,300,000	$4,727,000	-10.8%	$3,482,000	-26.3%	$2,872,000	-17.5%	-45.8%
Mr. Aiken	$1,386,000	$1,275,000	-8.0%	$1,098,000	-13.9%	$ 959,000	-12.7%	-30.8%
Mr. Roualet	$1,404,000	$1,288,000	-8.3%	$1,010,000	-21.6%	$ 852,000	-15.6%	-39.3%

Long-Term Incentive Compensation

Long-term incentive compensation (LTI) is provided to NEOs to align management's interest with that of shareholders through share ownership, to reward NEOs for achievement of multi-year financial goals and total shareholder return performance consistent with the shareholder experience, and to retain key talent through longer-term vesting and performance schedules. LTI comprises a major portion of total target compensation provided to each NEO. This provides our executives with a significant personal stake in the long-term success of General Dynamics. By awarding LTI through various types of equity instruments, different elements of shareholder alignment are achieved. The following chart illustrates the allocation of LTI in our annual grants:

2020 LONG-TERM INCENTIVE ALLOCATION



50% Performance Stock Units

20% Restricted Stock

30% Stock Options

Setting Long-Term Grant Amounts. The Committee uses guidelines that are based upon peer market data and balances other considerations such as company performance, complexity of the role, length of service, future expected contributions to the company and impact on dilution when determining actual LTI grant amounts. This approach allows for the consideration of a multitude of factors to properly reward and incent management for long-term performance and align the needs of the business with that of the shareholders. As shown below, the annual LTI grants awarded pre-pandemic during the first quarter of 2020 for the individual performance of the NEOs were as follows:

Name	2020 LTI Grant*
Ms. Novakovic	$13,800,000
Mr. Aiken	$ 4,000,000
Mr. Roualet	$ 3,070,000
Mr. Smith	$ 2,900,000
Mr. Burns	$ 3,000,000

* Amounts awarded by the Committee may differ from those displayed in the Summary Compensation Table (SCT) due to the requirement to value the equity amounts in the SCT at aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*.

Performance Stock Units – 50% of LTI. PSUs are a form of equity compensation tied to the achievement of specific performance goals and linked to the long-term performance of the company. They are calculated by multiplying the overall LTI award value by the 50% weighting assigned to the PSU portion of the grant. The quantity of PSUs granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the New York Stock Exchange on the date of grant.

Purpose	This element of executive compensation closely connects NEOs to the company's financial performance and total shareholder return over the long term and acts as a retention tool.
Performance Metrics	Three-year average ROIC** subject to an rTSR modifier
Vesting	Three-year cliff vesting
Dividend and Voting Rights and Share Ownership	Dividend equivalents are deemed reinvested in additional stock units, which are earned only if and when the underlying PSU is earned; PSUs do not have voting rights, nor do they count for share ownership guideline purposes until vested.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable performance period immediately forfeit all PSUs that have not vested unless otherwise determined by the Committee.

** See Appendix A for additional information.

2020 PSU GRANT (2020 – 2022 PERFORMANCE CYCLE)

HOW WE CHOSE OUR TARGET GOAL

› The company operates in a dynamic and competitive environment. As such, the ROIC target established each year represents the outlook for the upcoming three-year period and may not be comparable to past targets or prior achievement. It is set to be a challenging, yet achievable target.

› The established target reflects the multi-year operating plan for the company. It reflects the Committee's and management's assessment of future company performance and required investments to support the long-term growth of the company.

› For the 2020 – 2022 performance period, the ROIC target was set at 13.2% which was in line with the previous two targets for the 2019 – 2021 and 2018 – 2020 performance periods of 13.6% and 13.4%, respectively. In setting the current ROIC target, the Committee considered the period of investment that the company is in and its impact on the balance sheet, including the continued capital investment at Electric Boat and the product line expansion at Gulfstream.

› The ROIC calculated on an annual basis fluctuates given the investment needs of the business, the long lead times on several business units and the different payment cycles within the businesses. Therefore, comparisons of ROIC on a year-over-year basis or of any given year to a 3-year average, may not appropriately reflect the underlying strategic investments to support the long-term performance of the business or the complexity of the business cycles.

› The three-year ROIC target for the 2020 – 2022 performance period was approved in early March 2020 (pre-pandemic) and reflected the best judgment of the Committee at that time.

After the three-year performance period (2020 – 2022), the number of PSUs earned will be determined based on our three-year average ROIC subject to the rTSR modifier.

Three-Year Average ROIC Performance*	PSU Performance after 3 Years from Grant Date
2.5% or more above target	150% of target PSUs
At target	100% of target PSUs
2.5% below target	50% of target PSUs
More than 2.5% below target	0% of target PSUs

* Performance interpolated between 2.5% below and 2.5% above target.

The resulting percentage earned from the three-year average ROIC will be subject to an rTSR modifier, which compares our TSR performance to the TSR performance of the other companies in the S&P 500 to produce the final number of earned units. The Committee believes the S&P 500 provides a more comprehensive comparison for share price performance compared to our compensation peer group, which is a customized benchmark based on a limited number of companies. The rTSR modifier will increase or decrease the PSU payout by as much as one-third, resulting in a payout range between zero and 200% of the target units granted. To achieve a maximum payout for the PSUs, the company must achieve both maximum ROIC performance and achieve rTSR of 75th percentile or above.

ROIC Performance (As shown in the chart above) (0 – 150%)   ×

rTSR Modifier

Relative TSR Performance	Payout
75th percentile and above	133.3%
50th percentile	100.0%
25th percentile and below	66.7%

Payout interpolated for performance between 25th and 75th percentile

=

Maximum Total PSU Payout

200%

0%

PSU GRANT PERFORMANCE

2018 – 2020 PSU Performance. In March 2021, the Committee certified the three-year ROIC achievement of 13.74% for PSUs granted in 2018, against the target of 13.4% established for the 2018 – 2020 performance period. *The ROIC results for 2020 were impacted by COVID-19 but were not adjusted by the Committee.*

Performance Metric	0% Payout of Target PSU	50% Payout of Target PSU	100% Payout of Target PSU	150% Payout of Target PSU	Payout* (% of Target)
3-year Average ROIC Performance	More than 250 basis points below target	250 basis points below target	13.4% at target	250 basis points or more above target	**108% of Target PSUs**

13.74%*

* The 2018 – 2020 performance period did not include the relative TSR modifier which was added for performance periods starting in 2019.

Impact of COVID-19 on PSU Grants. *When the performance cycles conclude for the 2019 and 2020 grants, there will be periods within each of the grants significantly impacted by COVID-19. However, despite the varying levels of impact to these "in-flight" grants, the <u>Committee did not make any adjustments to the grants or future payout outcomes because of the pandemic</u>.*

Restricted Stock – 20% of LTI. Restricted stock awards are a form of equity compensation tied to the completion of a service period. They are calculated by multiplying the overall LTI award value by the 20% weighting assigned to the restricted stock portion of the grant. The quantity of restricted stock granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the New York Stock Exchange on the date of grant.

Purpose	This element of executive compensation closely connects NEO compensation to the company's total shareholder return performance over the vesting period and acts as a retention tool.
Vesting	The shares are subject to a three-year cliff vesting period (i.e., 100% of the shares vest on the third anniversary of the grant). The Committee believes the use of three-year cliff vesting on our restricted stock ensures that executives are focused on long-term value creation while supporting the company's need to attract and retain executives during all market conditions.
Dividend and Voting Rights and Share Ownership	During the restriction period, NEOs may not sell, transfer, pledge, assign, or otherwise convey their restricted shares. NEOs are eligible to vote their shares and receive dividend payments and other distributions on our Common Stock when declared by the Board of Directors. Restricted stock awards count toward share ownership guidelines.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable vesting period forfeit their restricted stock unless otherwise determined by the Committee.

Stock Options – 30% of LTI. Stock options are a form of equity compensation linked to the long-term share performance of the company. A stock option gives our NEOs the right to buy up to a specified number of shares of our Common Stock over the term of the option at a predetermined fixed exercise price. They are calculated by multiplying the overall LTI award value by the 30% weighting assigned to the stock option portion of the grant. The quantity of stock options granted is determined using the Black-Scholes option pricing model on the date of grant. A stock option's exercise price is the average of the high and low share price of our Common Stock on the date of grant. In March 2020, the Committee approved a grant of stock options to each NEO. The exercise price of these stock options was set at $165.47.

Purpose	This element of executive compensation closely connects NEOs to the company's stock price performance over the long term and acts as a retention tool.
Vesting	The stock options vest as follows: 50% of the grant becomes exercisable on the second anniversary of the grant and 50% becomes exercisable on the third anniversary of the grant. Vested stock options remain exercisable through the options' expiration date, which occurs on the day prior to the 10th anniversary of the grant date. Due to our strenuous stock ownership guidelines, stock options, when exercised, must be held as shares until the ownership requirement is met.
Share Ownership	Stock options do not count toward share ownership guidelines until the option is exercised and purchased shares are retained.
Repricing of Stock Options	Our equity compensation plan prohibits the repricing of stock options, including the exchange of underwater stock options for another award or for cash, without the approval of shareholders.
Forfeiture	NEOs who voluntarily resign or are terminated for cause immediately forfeit all stock options that have not vested unless otherwise determined by the Committee.

Benefits and Perquisites

BENEFITS

General Dynamics-provided benefits are an important tool used to attract and retain outstanding executives. Benefit levels are reviewed periodically to ensure they are cost-effective, competitive and support the overall needs of our employees. The company makes available medical, dental, vision, life insurance and disability coverage. NEOs can select the level of coverage appropriate for their circumstances. The company also provides NEOs group life insurance coverage worth two-times base salary and long-term disability coverage worth 50% of base salary.

COMPANY-SPONSORED RETIREMENT PLANS

We provide retirement plans to our eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans. Following are descriptions of the retirement plans in which the NEOs participate:

General Dynamics 401(k) Plan

Each NEO is eligible to participate in the General Dynamics Corporation 401(k) Plan, a tax-qualified defined contribution retirement plan. Each NEO is eligible to make before-tax contributions and receive company matching contributions under the 401(k) Plan. During 2020, the 401(k) Plan provided for a company-matching contribution of 100% on contributions up to the first 6% of eligible pay for the NEOs. Our matching contributions during 2020 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Defined-Benefit Retirement Plans

Benefits under the company-sponsored defined-benefit plan called the General Dynamics Salaried Retirement Plan (the Salaried Plan) were frozen for employees at our corporate headquarters, including the participating NEOs. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Salaried Plan.

The benefit under the Salaried Plan is payable as a life annuity. The Salaried Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. It was amended effective January 1, 2007, to exclude any employee initially hired or who incurs a break in service after that date. The benefit formula under the Salaried Plan for employees hired before January 1, 2007, is 1.0% times a participant's highest final average pay frozen as of December 31, 2013 (as of March 31, 2017 for Mr. Smith), multiplied by years of service earned on or after January 1, 2007, and before January 1, 2014 (before April 1, 2017 for Mr. Smith), plus 1.333% times a participant's highest final average pay frozen as of December 31, 2010, multiplied by years of service earned prior to January 1, 2007. Final average pay for purposes of calculating retirement benefits includes a NEO's base salary and annual incentive. The company makes contributions to the Salaried Plan through payments into a trust fund from which the benefits are paid.

Mr. Burns participates in a company-sponsored defined-benefit plan called the Gulfstream Aerospace Corporation Pension Plan (the GAC Plan). The plan was amended in December 2018, freezing the benefits for Mr. Burns as of December 31, 2018. The GAC Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. Final average monthly pay takes into account salary and annual bonus after December 31, 2003 but excludes equity awards. The portion of Mr. Burns' benefit earned after December 31, 2003, is frozen as of December 31, 2018, is payable monthly as a life annuity, and is not subject to cost-of-living adjustments.

Supplemental Retirement Plan

The amount of cash compensation used to calculate pension benefits for participants is limited by the Internal Revenue Code ($285,000 in 2020). To provide a benefit calculated on compensation in excess of this compensation limit, the company provides executives participating in the Salaried Plan with coverage under the General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan). Benefits under the Supplemental Retirement Plan are general unsecured obligations of General Dynamics. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Supplemental Retirement Plan. Pension accruals under this plan were frozen as of December 31, 2013, including the participating NEOs (other than Mr. Smith). Mr. Smith's pension accruals under the plan were frozen March 31, 2017.

Supplemental Savings Plan

The company provides a Supplemental Savings Plan to key employees, including each NEO. The purpose of the Supplemental Savings Plan is to allow key executives to defer salary and receive matching contributions on compensation in excess of the compensation limit imposed by the Internal Revenue Service on earnings used to calculate 401(k) contributions. Matching contributions during 2020 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Retiree Benefits

Eligible key executives throughout the company, including the NEOs (other than Mr. Burns), can purchase group term life insurance at retirement of up to two-times their base pay. For executives who retire early (prior to age 65), we pay for insurance coverage equal to one-half the executive's base salary until the executive reaches age 65. For early retirees who elect coverage in excess of one-half of base pay, they will pay monthly premiums for the additional coverage. For executives retiring at or after age 65, we pay for insurance coverage up to two-times an executive's base salary. This coverage is ratably reduced over a five-year period following the executive's retirement, or beginning at age 65 for early retirees, subject to a maximum coverage level of 25% of the coverage in effect at the time of retirement.

PERQUISITES

We provide our NEOs perquisites that the Committee believes are reasonable yet competitive. The company provides perquisites to the NEOs for purposes of recruitment, retention and security. We provide perquisites to ensure the security and accessibility of our executives to facilitate the transaction of business. As a reasonableness test, we compare these perquisites to generally accepted corporate practices.

In 2020, the perquisites provided to our NEOs were financial planning and tax preparation services, physical examinations, home security systems, personal liability and supplemental accidental death and dismemberment insurance, and the personal use of automobiles owned or leased by the company. In addition, personal use of our aircraft was provided only to our chairman and chief executive officer as required by the Board to help ensure her security and accessibility. The company also provided a club membership to one NEO in his role as a business unit president.

We have provided additional information on perquisites in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Considerations

STOCK OWNERSHIP GUIDELINES AND HOLDING REQUIREMENTS

Our stock ownership and retention guidelines are among the most stringent in the Fortune 100. Stock ownership guidelines strongly align the interests of management with the interests of shareholders because executives become shareholders with a considerable investment in General Dynamics.

Our stock ownership and retention guidelines preclude NEOs from selling shares of our Common Stock until they own shares with a market value of eight to 10 times their base salary and 15 times for the chief executive officer. Shares held outright, shares held through our 401(k) plans, and unvested shares of restricted stock are counted for purposes of meeting the ownership guidelines. Stock options (whether vested or not) and PSUs are not counted in the ownership calculation.

Stock Ownership Guidelines	
Chief Executive Officer	**Officers including Other NEOs**
15x Base Salary	**8x to 10x** Base Salary

When exercising options, officers who have not met the ownership guideline may sell shares acquired upon exercise to cover transaction costs and taxes and are expected to hold any remaining shares until the guidelines are met. Similarly, net shares received upon vesting of restricted stock and PSUs (after withholding taxes) may not be sold until the ownership guidelines are met. Once an officer attains the required ownership level, the officer must maintain that ownership level until he or she no longer serves as an officer. The stock ownership and retention guidelines are reviewed annually by the Committee. For the year ended December 31, 2020, the total number of shares owned by our CEO and other officers represented 14 times their combined annual salaries.

POTENTIAL SEVERANCE AND CHANGE IN CONTROL BENEFITS

The company has change in control agreements, also known as severance protection agreements, with each of the NEOs. The company believes that these agreements are an important tool for recruiting and retaining highly qualified executives. The agreements are structured to protect the interests of shareholders by including a "double-trigger" mechanism that results in a severance payout only when:

> A change in control is consummated, and

> The executive's employment is terminated by the company without cause or by the executive for good reason within 24 months following the change in control.

A "change in control" is defined to include specified stock acquisition, merger or disposition transactions involving General Dynamics. The Committee evaluates and reviews payment and benefit levels under the change in control agreements periodically. These reviews support the view that the agreements are consistent with the practices of our peer group companies. Our severance protection agreements for NEOs exclude any provision for reimbursement of excise taxes that may become due upon a change in control.

Payments and benefits provided to NEOs pursuant to the change in control agreements are described in the Potential Payments upon Termination or Change in Control section beginning on page 79 of this Proxy Statement.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee's charter provides that the Committee has sole authority to engage the services of an independent compensation consultant for the Committee and approve fees paid to the consultant by the company. The Committee engaged Meridian Compensation Partners, LLC (Meridian) as an independent compensation consultant to provide advice on executive compensation matters. The Committee found that Meridian provided important perspectives about market practices for executive compensation, peer company analysis, the levels and structure of the compensation program, and compensation governance. During 2020, at the Committee's request, Meridian performed the following specific services:

› Attended all Committee meetings.

› Provided regulatory updates to the Committee.

› Provided information and advice relating to executive compensation matters.

› Reviewed compensation-related disclosures in the company's proxy statement.

The Committee reviewed the factors influencing Meridian's independence (as specified by New York Stock Exchange listing standards) and determined that no conflict of interest exists.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

The company has a longstanding policy in place that prohibits all directors and executive officers from hedging company securities. Since 2014, the company has maintained a policy prohibiting all directors and executive officers from pledging company securities that they own directly.

Mr. Crown has the ownership of certain shares attributed to him that arise from the business of Henry Crown and Company, an investment company where Mr. Crown serves as Chairman and Chief Executive Officer, and trusts of which Mr. Crown serves as trustee (Attributed Shares). Mr. Crown disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. The Attributed Shares are distinct from shares owned by Mr. Crown or his spouse individually, or shares held in trusts for the benefit of his children (Crown Personally Held Shares). The company has reviewed the potential pledging of the Attributed Shares with Mr. Crown, recognizes Mr. Crown's distinct obligations with respect to Henry Crown and Company and the trusts, and believes such shares may be prudently pledged or held in margin loan accounts. Under the company's anti-pledging policy, Crown Personally Held Shares are considered company securities that are owned directly by Mr. Crown and, accordingly, may not be and are not held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.

CLAWBACK POLICY

The company has in place an executive compensation recoupment policy, or clawback policy, which applies to senior executive officers of the company (referred to as the covered executive officers), including the NEOs. In the event of a restatement of our financial results due to a covered executive officer engaging in fraud or intentional illegal conduct, the result of which is that any equity or other performance-based compensation paid to that covered executive officer would have been a lower amount had it been calculated based on the restated results, the Committee will have the authority to recover any excess compensation that was awarded to that covered executive officer. In determining the excess compensation, the Committee will take into account its good faith estimate of the value of awarded and actual compensation that may have been affected by the restatement and the events leading to it. This includes all performance-based cash incentives and equity-based grants which may have vested or been exercised during the period in question.

COMPENSATION AND RISK MANAGEMENT

With the support of management and the independent compensation consultant, the Committee evaluates the company's overall risk profile relative to the incentive components of compensation to ensure that NEOs are not overly incentivized to focus on short-term stock performance. The use of long-term equity incentive awards as a significant portion of total direct compensation and robust stock ownership guidelines are structured to ensure management is focused on the long term and not incentivized to take excessive risk.

› Executive Compensation

Summary Compensation

The Summary Compensation Table conforms to requirements of the SEC and shows base salary, annual incentive, equity awards (restricted stock, performance stock units (PSUs) and stock options) and all other compensation, which includes among other things the value of perquisites, 401(k) contributions and tax reimbursements (see footnote (d) to the Summary Compensation Table for a complete listing of categories included in All Other Compensation). The table also includes a column titled Change in Pension Value and Nonqualified Deferred Compensation Earnings. For our eligible NEOs, this includes only the change in pension value (see footnote (c)), which is an actuarial estimate of the present value of the future cost of pension benefits. The value does not reflect a current cash cost to General Dynamics or, necessarily, the pension benefit that an executive would receive, since that is determined by a number of factors, including length of service, age at retirement and longevity.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Stock Awards[a]	Option Awards[a]	Non-Equity Incentive Plan Compensation[b]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
Phebe N. Novakovic Chairman and Chief Executive Officer	2020	$1,585,000	$10,070,467	$4,139,834	$ 2,872,000	$381,567	$279,631	$19,328,499
	2019	1,585,000	8,630,680	3,746,192	3,482,000	484,613	384,719	18,313,204
	2018	1,585,000	7,000,052	6,999,708	4,727,000	—	408,494	20,720,254
Jason W. Aiken Senior Vice President and Chief Financial Officer	2020	$ 887,500	$ 2,918,669	$1,200,020	$ 959,000	$142,924	$ 68,407	$ 6,176,520
	2019	850,000	2,052,799	890,624	1,098,000	158,659	73,227	5,123,309
	2018	830,000	1,650,364	1,649,508	1,275,000	—	66,158	5,471,030
Mark C. Roualet Executive Vice President, Combat Systems	2020	$ 826,250	$ 2,239,894	$ 921,316	$ 852,000	$432,529	$ 76,183	$ 5,348,172
	2019	800,000	2,003,157	868,859	1,010,000	542,898	81,760	5,306,674
	2018	795,000	1,610,057	1,609,715	1,288,000	—	78,162	5,380,934
Robert E. Smith Executive Vice President, Marine Systems	2020	$ 775,000	$ 2,116,565	$ 869,648	$ 853,000	$299,541	$ 79,269	$ 4,993,023
Mark L. Burns Vice President of the Company and President, Gulfstream Aerospace	2020	$ 692,500	$ 2,189,014	$ 899,953	$ 720,000	$ 94,110	$ 62,096	$ 4,657,673
	2019	655,000	1,272,160	1,272,817	840,000	267,984	64,524	4,372,485

[a] The amounts reported in the Stock Awards and the Option Awards columns reflect aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the year ended December 31, 2020, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2021. Stock Awards include awards of restricted stock and PSUs. The grant date value of 2020 PSUs for each NEO, assuming a maximum payout, is $10,965,641 for Ms. Novakovic; $3,177,932 for Mr. Aiken; $2,439,000 for Mr. Roualet; $2,304,888 for Mr. Smith; and $2,383,778 for Mr. Burns.

[b] Payments are reported for the fiscal year in which the related services were rendered, although the actual payments are made in the succeeding year.

[c] The values listed in this column represent the change in the present value of accumulated benefits from December 31 of the prior year to December 31 of the respective year calculated for all the pension plans in which the executive participates. The values are an actuarial estimate of the present value of the future cost of pension benefits for each of the NEOs and do not reflect a current cash cost to the company or, necessarily, the pension benefit that an executive would receive. Pension benefits for Ms. Novakovic and Messrs. Aiken and Roualet were frozen as of December 31, 2013. Pension benefits for Mr. Smith were frozen as of March 31, 2017. Pension benefits for Mr. Burns were frozen as of December 31, 2018. Negative changes in pension value were excluded from this column for the NEOs as follows: for Ms. Novakovic, $(140,339) for 2018; for Mr. Aiken, $(65,402) for 2018; and for Mr. Roualet $(167,921) for 2018.

(d)   All Other Compensation for 2020 includes the following items:

ALL OTHER COMPENSATION

Name	Reimbursement of Taxes[1]	Retirement Plan Contributions and Allocations[2]	Term Life Insurance Payments	Perquisites[3]
Ms. Novakovic	$ 3,468	$48,800	$22,953	$204,410
Mr. Aiken	$ 3,822	$34,100	$ 4,569	$ 25,915
Mr. Roualet	$ 4,375	$33,100	$12,151	$ 26,557
Mr. Smith	$18,455	$31,100	$ 5,517	$ 24,196
Mr. Burns	$ 0	$30,200	$ 6,533	$ 25,363

[1]   Reflects amounts reimbursed for the payment of taxes associated with a company-provided dining room benefit. All employees at our corporate headquarters receive this dining room benefit and associated tax reimbursement. For Mr. Smith, the amount also includes reimbursement of taxes associated with his prior service as president of one of the company's non-U.S. subsidiaries.

[2]   Represents amounts contributed by General Dynamics to the 401(k) Plan and allocations by General Dynamics to the Supplemental Savings Plan.

[3]   Noncash items (perquisites) provided to NEOs in 2020, which for one or more NEOs is in the aggregate equal to or greater than $10,000, were as follows: financial planning and tax preparation services, home security systems and, solely for the chairman and chief executive officer, personal use of company aircraft. Perquisites that exceeded the greater of $25,000 or 10% of the total amount of perquisites for a specific NEO were as follows: Ms. Novakovic – $165,919 related to personal travel on company aircraft. The aggregate incremental cost to General Dynamics for Ms. Novakovic's personal travel aboard aircraft owned by the company (products of subsidiary Gulfstream Aerospace), as required by the Board to help ensure Ms. Novakovic's security and accessibility, is calculated based on the following variable operating costs to the company: fuel costs, trip-related maintenance expenses, landing fees, trip-related hangar and parking fees, on-board catering expenses and crew expenses. No additional direct operating cost is incurred if a family member accompanies an executive on a flight.

Equity-Based Awards

Our long-term compensation for senior executives, including the NEOs, consists of equity awards in the form of restricted stock, PSUs and stock options. The following table provides information on the equity awards in 2020 for the NEOs. The table includes the grant date of each equity award, the number of shares of restricted stock, PSUs and stock options, the exercise price of the stock options, the closing price of our Common Stock on the date of grant, and the grant date fair value of the equity awards. As discussed in the Compensation Discussion and Analysis section, we use the average of the high and low stock price of our Common Stock on the date of the grant, not the closing price, to value the restricted stock and PSUs and set the exercise price for stock options.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2020

Name	Grant Date	Date of Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(a)] Threshold	Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards[(b)] Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock or Units[(c)]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[(d)]	Closing Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards[(e)]
Ms. Novakovic			0	$2,694,500	$5,389,000								
	03/04/2020	03/03/2020				13,900	41,700	83,400	16,680	—	—		$10,070,467
	03/04/2020	03/03/2020				—	—	—	—	166,660	$ 165.47	$ 168.28	4,139,834
Mr. Aiken			0	$ 900,000	$1,800,000								
	03/04/2020	03/03/2020				4,028	12,085	24,170	4,835	—	—		$ 2,918,669
	03/04/2020	03/03/2020				—	—	—	—	48,310	$ 165.47	$ 168.28	1,200,020
Mr. Roualet			0	$ 835,000	$1,670,000								
	03/04/2020	03/03/2020				3,092	9,275	18,550	3,710	—	—		$ 2,239,894
	03/04/2020	03/03/2020				—	—	—	—	37,090	$ 165.47	$ 168.28	921,316
Mr. Smith			0	$ 800,000	$1,600,000								
	03/04/2020	03/03/2020				3,022	8,765	17,530	3,505	—	—		$ 2,166,565
	03/04/2020	03/03/2020				—	—	—	—	35,010	$ 165.47	$ 168.28	869,648
Mr. Burns			0	$ 705,000	$1,410,000								
	03/04/2020	03/03/2020				2,922	9,065	18,130	3,625	—	—		$ 2,189,014
	03/04/2020	03/03/2020				—	—	—	—	36,230	$ 165.47	$ 168.28	899,853

(a) These amounts represent cash awards that are possible under the company's annual incentive plan. The value earned can be found in the Summary Compensation Table in the Non-Equity Incentive Plan Awards column.

(b) These amounts relate to PSUs granted in 2020. Each PSU represents the right to receive a share of Common Stock upon release of the PSU. The exact number of PSUs that may be earned is determined based upon a performance metric set by the Compensation Committee, which for 2020 grants is the company's ROIC over the three-year period from 2020-2022. Grants for each NEO are also subject to a relative total shareholder return modifier that can increase or decrease the PSU payout by as much as one-third. If the threshold ROIC is not met, no PSUs would be earned; if the threshold ROIC is met, and after taking into consideration the relative total shareholder return modifier, the number of PSUs that are earned may range from 33% to 200% of the PSUs originally awarded. Dividend equivalents accrue on PSUs during the performance period and are subject to the same vesting conditions based upon performance. For PSUs granted in 2020, the PSUs will be released to the participant following the three-year performance period, to the extent earned.

(c) These amounts relate to shares of restricted stock that are released three years after the grant date, subject to continuous service requirements.

(d) The exercise price for stock options is the average of the high and low stock price of our Common Stock on the date of grant.

(e) For PSUs, the grant date fair value is calculated based upon the target payout amount.

Option Exercises and Stock Vested

The following table shows the stock options exercised by the NEOs and restricted stock released to them during 2020. As explained in the Compensation Discussion and Analysis section, we require officers to retain shares of Common Stock issued to them as compensation, up to pre-determined levels, based on their position with General Dynamics. Once an ownership level is attained, the officer must maintain that minimum ownership level until he or she no longer serves as an officer of General Dynamics. The amounts reported in the Value Realized on Exercise and the Value Realized on Vesting columns in the table below are before-tax amounts.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2020

Name	Option Awards: Number of Shares Acquired on Exercise	Value Realized on Exercise	Stock Awards: Number of Shares Acquired on Vesting	Value Realized on Vesting
Ms. Novakovic	—	$ —	72,965	$12,325,247
Mr. Aiken	45,090	$ 1,480,756	16,380	$ 2,761,777
Mr. Roualet	75,640	$ 2,737,790	16,752	$ 2,829,437
Mr. Smith	14,540	$ 796,210	4,491	$ 758,214
Mr. Burns	22,410	$ 797,572	9,247	$ 1,547,107

Outstanding Equity Awards

The following table provides information on outstanding stock option and stock awards held by the NEOs as of December 31, 2020. The table shows the number of stock options that a NEO holds (both exercisable and unexercisable), the option exercise price and its expiration date. For stock awards, the table includes the number of shares of restricted stock and PSUs that are still subject to the restriction period or the performance period (i.e., have not vested). For restricted stock and PSUs, the market value is based on the closing price of the company's Common Stock on December 31, 2020.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Ms. Novakovic					47,210	$7,025,792	98,324	$14,632,604
	—	166,660	$165.47	03/03/2030				
	—	129,090	167.61	03/05/2029				
	93,230	93,230	223.93	03/06/2028				
	211,620	—	191.71	02/28/2027				
	320,260	—	135.85	03/01/2026				
	248,830	—	136.78	03/03/2025				
Mr. Aiken					12,065	$1,795,513	25,567	$ 3,804,919
	—	48,310	$165.47	03/03/2030				
	—	30,690	167.61	03/05/2029				
	21,970	21,970	223.93	03/06/2028				
	49,100	—	191.71	02/28/2027				
	67,400	—	135.85	03/01/2026				
	48,830	—	136.78	03/03/2025				
Mr. Roualet					10,765	$1,602,047	22,371	$ 3,329,286
	—	37,090	$165.47	03/03/2030				
	—	29,940	167.61	03/05/2029				
	21,440	21,440	223.93	03/06/2028				
	48,650	—	191.71	02/28/2027				
	73,330	—	135.85	03/01/2026				
	47,200	—	136.78	03/03/2025				
Mr. Smith					7,021	$1,044,819	14,225	$ 2,116,899
	—	35,010	$165.47	03/03/2030				
	—	9,430	189.00	09/02/2029				
	—	16,400	167.61	03/05/2029				
	5,785	5,785	223.93	03/06/2028				
	13,140	—	191.71	02/28/2027				
	19,320	—	135.85	03/01/2026				
	12,860	—	136.78	03/03/2025				
Mr. Burns					10,145	$1,509,779	16,154	$ 2,403,967
	—	36,230	$165.47	03/03/2030				
	—	43,860	167.61	03/05/2029				
	16,280	16,280	223.93	03/06/2028				
	31,590	—	191.71	02/28/2027				
	27,600	—	135.85	03/01/2026				
	1,600	—	143.33	06/30/2025				
	11,730	—	136.78	03/03/2025				

(a) Of the 166,660 stock options held by Ms. Novakovic with an exercise price of $165.47, 83,330 will become exercisable on March 4, 2022, and 83,330 will become exercisable on March 4, 2023. Of the 129,090 stock options held by Ms. Novakovic with an exercise price of $167.61, 64,545 became exercisable on March 6, 2021, and 64,545 will become exercisable on March 6, 2022. The 93,230 stock options held by Ms. Novakovic with an exercise price of $223.93 shown as unexercisable as of December 31, 2020 became exercisable on March 7, 2021.

Of the 48,310 stock options held by Mr. Aiken with an exercise price of $165.47, 24,155 will become exercisable on March 4, 2022, and 24,155 will become exercisable on March 4, 2023. Of the 30,690 stock options held by Mr. Aiken with an exercise price of $167.61, 15,345 became exercisable on March 6, 2021, and 15,345 will become exercisable on March 6, 2022. The 21,970 stock options held by Mr. Aiken with an exercise price of $223.93 shown as unexercisable as of December 31, 2020 became exercisable on March 7, 2021.

Of the 37,090 stock options held by Mr. Roualet with an exercise price of $165.47, 18,545 will become exercisable on March 4, 2022, and 18,545 will become exercisable on March 4, 2023. Of the 29,940 stock options held by Mr. Roualet with an exercise price of $167.61, 14,970 became exercisable on March 6, 2021, and 14,970 will become exercisable on March 6, 2022. The 21,440 stock options held by Mr. Roualet with an exercise price of $223.93 shown as unexercisable as of December 31, 2020 became exercisable on March 7, 2021.

Of the 35,010 stock options held by Mr. Smith with an exercise price of $165.47, 17,505 will become exercisable on March 4, 2022, and 17,505 will become exercisable on March 4, 2023. Of the 9,430 stock options held by Mr. Smith with an exercise price of $189.00, 4,715 became exercisable on September 3, 2021, and 4,715 will become exercisable on September 3, 2022. Of the 16,400 stock options held by Mr. Smith with an exercise price of $167.61, 8,200 became exercisable on March 6, 2021, and 8,200 will become exercisable on March 6, 2022. The 5,785 stock options held by Mr. Smith with an exercise price of $223.93 shown as unexercisable as of December 31, 2020 became exercisable on March 7, 2021.

Of the 36,230 stock options held by Mr. Burns with an exercise price of $165.47, 18,115 will become exercisable on March 4, 2022, and 18,115 will become exercisable on March 4, 2023. Of the 43,860 stock options held by Mr. Burns with an exercise price of $167.61, 21,930 became exercisable on March 6, 2021, and 21,930 will become exercisable on March 6, 2022. The 16,280 stock options held by Mr. Burns with an exercise price of $223.93 shown as unexercisable as of December 31, 2020 became exercisable on March 7, 2021.

(b) Shares release to participants on the first day on which the New York Stock Exchange is open for business after the third anniversary of the day of grant. PSUs that are earned release following certification by the Compensation Committee of the applicable performance result.

Of the 47,210 restricted shares or units held by Ms. Novakovic, 15,630 restricted shares were released on March 8, 2021 with a market value of $2,703,365; 14,900 restricted shares will be released on March 7, 2022; and 16,680 restricted shares will be released on March 6, 2023.

Of the 12,065 restricted shares or units held by Mr. Aiken, 3,685 restricted shares were released on March 8, 2021 with a market value of $637,358; 3,545 restricted shares will be released on March 7, 2022; and 4,835 restricted shares will be released on March 6, 2023.

Of the 10,765 restricted shares or units held by Mr. Roualet, 3,595 restricted shares were released on March 8, 2021 with a market value of $621,791; 3,460 restricted shares will be released on March 7, 2022; and 3,710 restricted shares will be release on March 6, 2023.

Of the 7,021 restricted shares or units held by Mr. Smith, 970 restricted shares were released on March 8, 2021 with a market value of $167,771; 1,486 restricted units will be released on March 7, 2022; 1,060 restricted shares will be released on September 4, 2022; and 3,505 restricted shares will be released on March 6, 2023.

Of the 10,145 restricted shares or units held by Mr. Burns, 2,725 restricted shares were released on March 8, 2021 with a market value of $471,316; 3,795 restricted shares will be released on March 7, 2022; and 3,625 restricted shares will be released on March 6, 2023.

(c) Represents PSUs that released in the first quarter of 2021 or, subject to satisfaction of the performance condition and Compensation Committee determination, may release during the first quarter of 2022 or 2023.

For Ms. Novakovic, 16,681 PSUs were released on March 2, 2021; 38,978 may release during the first quarter of 2022 and 42,665 may release during the first quarter of 2023.

For Mr. Aiken, 3,933 PSUs were released on March 2, 2021; 9,270 may release during the first quarter of 2022 and 12,365 may release during the first quarter of 2023.

For Mr. Roualet, 3,837 PSUs were released on March 2, 2021; 9,045 may release during the first quarter of 2022 and 9,490 may release during the first quarter of 2023.

For Mr. Smith, 1,035 PSUs were released on March 2, 2021; 4,222 may release during the first quarter of 2022; and 8,968 may release during the first quarter of 2023.

For Mr. Burns, 2,908 PSUs were released on March 2, 2021; 3,971 may release during the first quarter of 2022 and 9,275 may release during the first quarter of 2023.

Company-Sponsored Retirement Plans

General Dynamics offers retirement programs through a combination of qualified and nonqualified Employee Retirement Income Security Act of 1974 plans. The NEOs participate in each of the retirement programs indicated next to their names in the table below.

The table shows the actuarial present value as of December 31, 2020, of the pension benefits earned for each NEO over the course of the officer's career. A description of the material terms and conditions of each of these plans and agreements follows the table. Pension benefits have been frozen for each NEO for the plans listed below.

PENSION BENEFITS FOR FISCAL YEAR 2020

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[a]	Payments During Last Fiscal Year
Ms. Novakovic[b]	Salaried Retirement Plan	13	$ 536,220	None
	Supplemental Retirement Plan	13	$2,717,936	
Mr. Aiken[c]	Salaried Retirement Plan	11	$ 333,896	None
	Supplemental Retirement Plan	11	$ 348,373	
Mr. Roualet[d]	Salaried Retirement Plan	29	$1,294,526	None
	Supplemental Retirement Plan	29	$2,148,511	
Mr. Smith[e]	Salaried Retirement Plan	26	$ 957,105	None
	Supplemental Retirement Plan	26	$ 713,333	
Mr. Burns[f]	Gulfstream Aerospace Corporation Pension Plan	35	$1,750,198	None

[a] The Present Value of Accumulated Benefit under each plan has been calculated as of December 31, 2020, using the company's ASC Topic 715, *Compensation – Retirement Benefits*, assumptions as of year-end 2020. For a discussion of these assumptions, see Note R to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 9, 2021.

[b] Ms. Novakovic's total service is 20 years and credited service is 13 years.

[c] Mr. Aiken's total service is 19 years and credited service is 11 years.

[d] Mr. Roualet's total service is 39 years and credited service is 29 years.

[e] Mr. Smith's total service is 31 years and credited service is 26 years.

[f] Mr. Burns' total service is 37 years and credited service is 35 years.

Salaried Retirement Plan

The General Dynamics Salaried Retirement Plan (the Salaried Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Salaried Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the Salaried Plan does not take into account any earnings over a predetermined compensation limit, which was $285,000 for 2020, and does not pay annual benefits beyond a predetermined benefit limit, which was $230,000 for 2020.

Benefits under the Salaried Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the participating NEOs (other than Mr. Smith). Mr. Smith's benefits under the Salaried Plan were frozen as of March 31, 2017. The Salaried Plan pays a monthly benefit equal to the product of (1) the benefit percentage times (2) the final average monthly pay times (3) the years of credited service. For credited service earned prior to January 1, 2007, the benefit percentage equals 1.333%. For credited service earned on or after January 1, 2007, the benefit percentage equals 1.0%. Final average monthly pay is equal to the average of the participant's highest 60 consecutive months of pensionable earnings out of the participant's last 120 months of employment. For credited service earned prior to January 1, 2007, the final average monthly pay used in the benefit calculation froze as of December 31, 2010. The normal retirement age under the Salaried Plan is age 65. The Salaried Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's accrued benefit is less than $5,000. None of the eligible NEOs had reached the normal retirement age as of December 31, 2020.

A participant with at least 10 years of service qualifies for early retirement at age 55. Ms. Novakovic and Mr. Roualet have qualified for early retirement. A participant who is eligible for early retirement is entitled to receive the following:

(1) for benefits based on credited service earned prior to January 1, 2007, if a participant retires between age 55 and 62, his or her age 65 benefit is reduced by 2.5% for each full year that he or she retires prior to age 62. If the participant retires between age 62 and 65, he or she will receive 100% of his or her age 65 benefit.

(2) for benefits based on credited service earned on or after January 1, 2007, a participant who is eligible for early retirement and subsequently retires between age 55 and 65 will have his or her age 65 benefit reduced by 4.8% for each full year that he or she retires prior to age 65.

Supplemental Retirement Plan

The General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan) is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose salaries exceed the Internal Revenue Code compensation limit or whose annual benefits would exceed the Internal Revenue Code benefit limit. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Supplemental Retirement Plan.

Benefits under the Supplemental Retirement Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the NEOs (other than Mr. Smith) who participate in the plan. Mr. Smith's benefits under the plan were frozen March 31, 2017. The Supplemental Retirement Plan provides benefits equal to the difference between (1) the amount that would have been provided under the Salaried Retirement Plan if the annual compensation limit and annual benefit limit did not apply, and (2) the benefit actually paid under the Salaried Retirement Plan. A participant's pensionable earnings and forms of payment are the same under the Supplemental Retirement Plan as the Salaried Retirement Plan.

Gulfstream Aerospace Corporation Pension Plan

The Gulfstream Aerospace Corporation Pension Plan (the GAC Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the GAC Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Mr. Burns participates in the GAC Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the GAC Plan does not take into account any earnings over a predetermined compensation limit and does not pay annual benefits beyond a predetermined benefit limit.

Benefits under the GAC Plan were frozen as of December 31, 2018, for Mr. Burns. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. The portion of Mr. Burns' benefit earned after December 31, 2003, is payable monthly as a life annuity and is not subject to cost-of-living adjustments. The normal retirement age under the GAC Plan is age 65. The GAC Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's present value of accrued benefit is less than $5,000. Mr. Burns did not reach the normal retirement age as of December 31, 2020.

A participant with at least 20 years of service at age 50 or with at least 5 years of service at age 60 qualifies for early retirement. Mr. Burns qualified for early retirement as of December 31, 2020. A participant who is eligible for early retirement is entitled to receive the following:

(1) If a participant retires between age 50 and 60, his or her age 65 benefit is reduced by a factor based on a table described in the GAC Plan document for each full year that he or she retires prior to age 60.

(2) If the participant retires between age 60 and 65, he or she will receive 100% of his or her age 60 benefit.

Nonqualified Defined-Contribution Deferred Compensation

As part of our overall retirement program, the NEOs and other key employees are eligible to participate in a nonqualified defined-contribution plan. The following table illustrates the amounts due to each executive as of December 31, 2020. In addition, the table shows contributions made by both the NEOs and General Dynamics in 2020 along with the earnings on each executive's total account.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2020

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[a]	Aggregate Earnings in Last Fiscal Year[b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[c]
Ms. Novakovic	$158,500	$31,700	$ (40,736)	—	$2,352,411
Mr. Aiken	$ 17,000	$17,000	$ 46,032	—	$ 349,895
Mr. Roualet	$ 80,000	$16,000	$(154,058)	—	$1,110,809
Mr. Smith	$ 14,000	$14,000	$ (6,812)	—	$ 116,777
Mr. Burns	$ 65,500	$13,100	$ 61,653	—	$ 497,415

[a] The registrant contributions of $31,700, $17,000, $16,000, $14,000 and $13,100 for Ms. Novakovic and Messrs. Aiken, Roualet, Smith and Burns, respectively, are included in the All Other Compensation column of the Summary Compensation Table.

[b] No amounts shown in the Aggregate Earnings in Last Fiscal Year column are reported as compensation in the Summary Compensation Table.

[c] Certain amounts in the Aggregate Balance at Last Fiscal Year End column were previously reported in the Summary Compensation Table in the Salary column (in the case of executive contributions) or in the All Other Compensation column (in the case of registrant contributions) for the NEOs. The amounts previously reported as executive and registrant contributions were as follows: Ms. Novakovic, $1,123,000 and $259,050; Mr. Aiken, $79,800 and $79,800; Mr. Roualet, $399,000 and $83,300; and Mr. Burns, $65,500 and $13,300.

General Dynamics Corporation Supplemental Savings Plan

The Supplemental Savings Plan is a nonqualified defined-contribution plan that provides key employees, including the NEOs, the opportunity to defer a portion of their salary without regard to the limitations imposed by the Internal Revenue Code on the 401(k) Plan and receive employer matching contributions on a portion of the contributions.

Effective January 1, 2014, for those who elect to participate in the Supplemental Savings Plan, a participant may contribute between 1% and 10% of the participant's base salary to the plan. The company will match the participant's contributions for the first 2% of the participant's base salary on a dollar-for-dollar basis. Investment performance mirrors the performance of the funds that are available to participants under the 401(k) Plan.

Supplemental Savings Plan participants, including the NEOs, do not receive any earnings on their Supplemental Savings Plan accounts that are not otherwise paid to all other 401(k) Plan participants with a balance in the same investment fund. Participants receive lump-sum payments six months after their separation from service for balances (including earnings) accumulated on or after January 1, 2005. For balances accumulated prior to January 1, 2005, payment is made as soon as possible after termination, and participants will receive a lump-sum payment unless they have previously elected to receive a deferred lump-sum payment or annual installment payments.

Potential Payments Upon Termination or Change in Control

The following are estimated payments and benefits that would be provided to the NEOs in the event of termination of the executive's employment assuming a termination date of December 31, 2020.

We have calculated these amounts for different termination scenarios based on our existing benefit plans and the General Dynamics Corporation equity compensation plan currently in effect (the Equity Compensation Plan). The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics and, depending on the payment or benefit, may extend over several years.

For each termination and change in control scenario discussed below, the NEO would also be entitled to:

(1) the pension benefits described in the Pension Benefits for Fiscal Year 2020 table, for those NEOs who are eligible to receive benefits; and

(2) the amounts listed in the Nonqualified Deferred Compensation for Fiscal Year 2020 table.

The estimated totals presented in the table on the next page do not include these pension benefit and nonqualified deferred compensation amounts, nor do the totals include items that are provided to all employees, such as payment of accrued vacation.

Change in Control Agreements – Double-Trigger

For a change in control situation, we have change in control agreements (also referred to as severance protection agreements) with key employees, including each of the NEOs. We have estimated the payments and benefits the NEOs could receive under our existing benefit plans, change in control agreements and the equity compensation plans. Our calculations assume the executive was terminated on December 31, 2020, and that this date was within 24 months following a change in control, thereby satisfying the "double-trigger" requirement under the change in control agreements. The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics, and depending on the payment or benefit may extend over several years. As discussed under Compensation Discussion and Analysis – Other Considerations – Potential Severance and Change in Control Benefits the change in control agreements contain a "double-trigger" mechanism that is triggered only under certain circumstances. Our severance protection agreements do not provide for excise tax gross-ups. Rather, the agreements provide that, in the event change in control benefits would trigger an excise tax under Section 280G and Section 4999, then the value of the benefits will be either (1) delivered in full or (2) subject to a cutback, whichever provides the executive officer the greatest benefit on an after-tax basis (with the excise tax being the responsibility of the executive to pay).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Scenario and Payment Type	Ms. Novakovic	Mr. Aiken	Mr. Roualet	Mr. Smith	Mr. Burns
Termination For Cause or Voluntary Resignation					
Retiree Life Insurance Benefit[a]	$ 595,400	$ —	$ 348,564	$ —	$ —
Retiree Medical and Dental Benefit[b]	10,343	—	46,806	—	63,329
Stock Options	—	—	—	—	—
Restricted Stock	—	—	—	—	—
PSUs	—	—	—	—	—
Total	$ 605,743	$ —	$ 395,370	$ —	$ 63,329
Death[c]					
Life Insurance Benefit	$ 3,170,000	$ 1,800,000	$ 1,670,000	$1,600,000	$1,410,000
Stock Options[d]	—	—	—	—	—
Restricted Stock[d]	7,025,792	1,795,513	1,602,047	1,044,819	1,509,779
PSUs[d][e]	8,465,923	2,118,105	1,938,877	1,017,532	1,286,698
Total	$18,661,715	$ 5,713,618	$ 5,210,924	$3,662,351	$4,206,477
Retirement, Termination without Cause or Disability[c]					
Retiree Life Insurance Benefit[a]	$ 595,400	$ —	$ 348,564	$ —	$ —
Retiree Medical and Dental Benefit[b]	10,343	—	46,806	—	63,329
Stock Options[f][h]	—	—	—	—	—
Restricted Stock[g][h]	6,583,752	1,667,637	1,503,613	952,152	1,413,554
PSUs[e][h]	8,465,923	2,118,105	1,938,877	1,017,532	1,286,698
Total	$15,655,418	$ 3,785,742	$ 3,837,860	$1,969,684	$2,763,581
Change in Control, with Qualifying Termination					
Annual Incentive[i]	$ 4,503,000	$ 1,253,000	$ 1,234,000	$ 801,000	$ 990,000
Severance[j]	18,203,120	6,437,470	6,186,310	4,786,990	3,390,000
Life, medical, dental and long-term disability benefits[k]	77,080	74,795	100,433	79,078	41,950
Retiree life, medical and dental benefits[l]	545,744	—	322,838	384,913	40,763
Outplacement services[m]	10,000	10,000	10,000	10,000	10,000
Financial counseling and tax planning services[n]	30,000	30,000	30,000	30,000	20,000
Supplemental retirement benefit[o]	137,881	96,090	93,247	47,761	57,686
Stock Options[p]	—	—	—	—	—
Restricted Stock[p]	7,025,792	1,795,513	1,602,047	1,044,819	1,509,779
PSUs[p]	14,632,429	3,804,583	3,328,955	2,116,518	2,403,741
Total	$45,165,046	$13,501,451	$12,907,830	$9,301,079	$8,463,919

[a] Assumes the executive elects the maximum of two-times-pay coverage at retirement. The estimated cost is calculated using the assumptions made for financial reporting purposes for valuing post-retirement life insurance at December 31, 2020. The life insurance benefit is further described under Compensation Discussion and Analysis – Other Retiree Benefits.

[b] The estimated cost for this coverage is based on the difference between the COBRA rate that the executive would pay and the higher expense we must recognize for financial reporting purposes. We provide retiree medical and dental coverage only until an executive reaches age 65. Messrs. Aiken and Smith were not eligible for retiree medical and dental coverage at December 31, 2020.

[c] In situations where an executive has completed a full calendar year of service to the company, for certain termination scenarios not involving a change in control, the executive may remain eligible for an annual incentive for performance during the year, although whether a bonus is paid in the future, and the amount, if any, would be subject to Compensation Committee approval. No future bonus payment is guaranteed, and the amount of any bonus would be determined as described in the Compensation Discussion and Analysis section. The NEO may also be eligible for $2 million of proceeds under accidental death and dismemberment insurance, depending upon the circumstances.

[d] Under the terms of the Equity Compensation Plan, unvested stock options held by the executive would be treated as if the executive remained employed with General Dynamics throughout the option term. The options would be exercisable by the executive's estate in accordance with the terms of the original option grant. PSUs granted would be evaluated for achievement relative to goals and if earned, a pro rata amount (determined as set forth in the respective award agreements) will vest and be released within two and one-half months following the death vesting date (in the case of grants made in 2019) or the original vesting date (in the case of grants made after 2019). The unvested stock options vest immediately, and the restricted stock held by the executive would be transferred to the estate and released at the time of death. The value of the unvested options reflected

in the table represents the difference between the closing share price of $148.82 on December 31, 2020, and the option grant price, multiplied by the number of retained unvested options. The value of the restricted stock represents the number of restricted shares held on December 31, 2020, multiplied by the closing share price of $148.82 on December 31, 2020.

(e) The value of the prorated PSUs represents the number of earned units as of December 31, 2020, multiplied by the closing share price of $148.82 on December 31, 2020.

(f) The present value of the unvested options reflected in the table represents the difference between the closing share price of $148.82 on December 31, 2020, and the option grant price, multiplied by the number of retained unvested options, and applying a discount factor to account for the option exercise dates.

(g) The present value of the restricted stock represents the number of restricted shares held on December 31, 2020, multiplied by the closing share price of $148.82 on December 31, 2020, and applying a discount rate factor to account for the restriction periods.

(h) Under the terms of the Equity Compensation Plan, most participants qualify for retirement treatment after reaching age 55 with at least five years of continuous service with the company. For participants who are elected officers of the company and who have reached age 55, the plan provides for retirement treatment with the consent of the company's chief executive officer or, in the case of the chief executive officer, the Compensation Committee. For purposes of this Proxy Statement, we assume that any required consents for retirement treatment have been obtained. Since Ms. Novakovic and Messrs. Burns and Roualet are eligible to retire, they would forfeit a portion of their unvested stock option awards based on days of service during the three-year period as of the grant date. The retained options would be exercisable in accordance with the terms of the original grant. The restricted stock award would be released at the end of the original restriction period. The PSUs would be prorated (as set forth in the respective award agreements) and will be released within two and one-half months following their respective scheduled vesting date, if earned based on the applicable performance goals. Because Messrs. Aiken and Smith were not eligible to retire at December 31, 2020, the equity values in these scenarios would apply only in the case of disability.

(i) Any annual incentive amount paid in a change in control situation would be determined in accordance with the terms of the applicable change in control agreement. Since we assume that a change in control and triggering event had occurred on December 31, 2020, the change in control scenarios identify the March 2020 bonus amounts (or the average of the 2018, 2019 and 2020 bonus amounts, if higher).

(j) Calculated in accordance with the applicable change in control agreement. For the NEOs other than Mr. Burns, this amount equals 2.99 times their annual salary and annual incentive. For Mr. Burns, the multiple is 2.00 times.

(k) Represents an additional 36 months of life, medical, dental and long-term disability benefits for the NEOs other than Mr. Burns. These costs reflect an amount equal to three times the 2020 annual employer premiums for these benefits. For Mr. Burns, the amount represents an additional 24 months and the costs reflect an amount equal to two times the 2020 annual employer premiums for these benefits.

(l) The costs of retiree benefits for Ms. Novakovic and Messrs. Burns, Roualet and Smith are reduced in this scenario because the 36 months (24 months for Mr. Burns) of continued active coverage described in Note (k) defers the commencement date of this coverage. Mr. Burns is not eligible for retiree life; therefore, the amount represents medical and dental benefits only.

(m) Represents the estimated outplacement services costs, obtained from an outplacement vendor, for 12 months for a senior executive.

(n) Represents financial counseling and tax planning services for 36 months (for NEOs other than Mr. Burns) or 24 months (for Mr. Burns) following the termination date, at a total cost not to exceed $10,000 per year for each NEO.

(o) Represents a supplemental retirement benefit payable in cash equal to an additional 36 months (24 months for Mr. Burns) of company contributions to each defined-contribution plan in which the executive participates.

(p) Our Equity Compensation Plan and the applicable award agreements contain a "double trigger" mechanism for all participants, including the NEOs. This mechanism provides that if, within two years following a change in control, a participant's employment is terminated by the company for any reason other than for Cause (as defined in the plan) or by the executive for Good Reason (as defined in the plan), then all outstanding awards that have not vested will immediately vest and become exercisable and all restrictions on awards will immediately lapse.

Pay Ratio Results

The chief executive officer pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

There have been no changes in our employee population or employee compensation arrangements in 2020 that we reasonably believe would result in a significant change in our pay ratio disclosure. Therefore, we have based our pay ratio calculation for 2020 using compensation for the same median employee identified for 2018, which median employee was identified under the process described in our 2018 pay ratio calculation.

Total 2020 annual compensation for the median employee was valued at $111,362 and total annual compensation for the chief executive officer was valued at $19,328,499, resulting in a ratio of median employee total annual compensation to chief executive officer total annual compensation of 1:174. Total annual compensation for the median employee and the chief executive officer is calculated according to the disclosure requirements of the Summary Compensation Table and includes base salary, annual incentive, equity awards, change in pension values and other compensation such as perquisites and company-paid healthcare benefits.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act or the Exchange Act and shall not otherwise be deemed filed under such acts.

The Compensation Committee of the Board of Directors has furnished the following report.

The following five directors serve on the Compensation Committee: Laura J. Schumacher (Chair), James S. Crown, Rudy F. deLeon, C. Howard Nye and William A. Osborn.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange.

The Compensation Committee is governed by a written charter approved by the Board. In accordance with that charter, the Compensation Committee is responsible for evaluating the performance of the chief executive officer and other General Dynamics officers as well as reviewing and approving their compensation. The Committee also establishes and monitors company-wide compensation programs and policies. The Committee's processes and procedures for the consideration and determination of executive compensation are explained in greater detail in the Compensation Discussion and Analysis section of this Proxy Statement.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement in accordance with Item 407(e) of Regulation S-K.

This report is submitted by the Compensation Committee.

Laura J. Schumacher (Chair)   **C. Howard Nye**
James S. Crown   **William A. Osborn**
Rudy F. deLeon

March 2, 2021

› Security Ownership

Security Ownership of Management

The following table provides information as of March 8, 2021, on the beneficial ownership of Common Stock by (1) each of our directors and nominees for director, (2) each of the NEOs and (3) all of our directors and executive officers as a group. The following table also shows Common Stock held by these individuals through company-sponsored benefits programs. Except as otherwise noted, the persons listed below have the sole voting and investment power for all shares held by them, except for such power that may be shared with a spouse.

Name of Beneficial Owner	Common Stock Beneficially Owned[a]			Common Stock Equivalents Beneficially Owned[b]	Total Common Stock and Equivalents
	Shares Owned	Options Exercisable within 60 Days	Percentage of Class		
Directors and Nominees					
James S. Crown[c]	15,547,715	11,345	5.5%	3,211	15,562,271
Rudy F. deLeon	4,210	11,345	*	0	15,555
Cecil D. Haney	1,503	1,295	*	0	2,798
Mark M. Malcolm	6,991	9,985	*	0	16,976
James N. Mattis	1,125	0	*	0	1,125
Phebe N. Novakovic	749,989	1,031,715	*	0	1,781,704
C. Howard Nye	3,072	2,020	*	0	5,092
William A. Osborn	36,266	11,345	*	0	47,611
Catherine B. Reynolds	4,256	4,755	*	0	9,011
Laura J. Schumacher	7,638	11,345	*	0	18,983
Robert K. Steel	475	0	*	0	475
John G. Stratton	4,562	0	*	0	4,562
Peter A. Wall	2,898	6,875	*	0	9,773
Other NEOs					
Jason W. Aiken	96,459	224,615	*	0	321,074
Mark L. Burns	52,075	127,010	*	0	179,085
Mark C. Roualet	143,081	227,030	*	0	370,111
Robert E. Smith	37,598	65,090	*	0	102,688
Directors and Executive Officers as a Group					
(25 individuals)	17,087,242	2,392,735	6.8%	3,211	19,483,188

*   Less than 1%.

[a]   Includes shares in the 401(k) Plan held by the executive officers and shares of Common Stock subject to resale restrictions, for which restrictions have not expired.

[b]   Reflects phantom stock units that were received on December 1, 1999, upon termination of benefits under the former retirement plan for directors and additional phantom stock units resulting from the reinvestment of dividend equivalents on the phantom stock units.

[c]   Based solely on information provided on behalf of Mr. Crown. Of the 15,547,715 shares of Common Stock shown as beneficially owned by Mr. Crown, (i) he disclaims beneficial ownership as to 15,528,880 shares, except to the extent of his beneficial interest in entities that own these shares; and (ii) a total of 3,981,811 shares held indirectly by entities in which Mr. Crown holds interests are pledged as collateral for bank borrowings (and for which Mr. Crown disclaims beneficial ownership).

Security Ownership of Certain Beneficial Owners

Except as otherwise noted, the following table provides information as of March 8, 2021, with respect to the number of shares of Common Stock owned by each person known by General Dynamics to be the beneficial owner of more than 5% of our Common Stock.

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares Owned	Percentage of Class
Longview Asset Management, LLC[a] 222 North LaSalle Street Chicago, Illinois 60601	30,041,724	10.6%
The Vanguard Group[b] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,583,367	7.3%
Newport Trust Company[c] 815 Connecticut Ave., NW, Suite 510 Washington, DC 20006	18,689,217	6.6%
Wellington Management Group LLP[d] c/o Wellington Management Company LLP 280 Congress Street Boston, Massachusetts 02210	15,275,054	5.4%

[a] This information is based solely on information provided by Longview Asset Management, LLC (Longview). Longview manages investment portfolios for clients who own Common Stock, which include accounts of clients related to Mr. Crown. Pursuant to its investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in its clients' accounts and is deemed to beneficially own 30,041,724 shares of Common Stock, including 15,528,880 shares included in Mr. Crown's beneficial ownership amount for which he disclaims beneficial ownership. Clients of Longview disclaim that they are a group for purposes of Section 13(d) of the Exchange Act, and disclaim that any one of them is the beneficial owner of shares owned by any other person or entity.

[b] Share information for the Vanguard Group is as of December 31, 2020, and is based solely on information contained in a Schedule 13G filed by The Vanguard Group with the SEC on February 10, 2021.

[c] Newport Trust Company (Newport) is the independent fiduciary and investment manager for the assets of the General Dynamics Stock Fund under the General Dynamics Corporation 401(k) Plan Master Trust. Newport has shared voting power over the shares held in the General Dynamics Stock Fund. Share information for Newport is based solely on information provided on behalf of Newport.

[d] Share information for Wellington Management Group LLP is as of December 31, 2020, and is based solely on information contained in a Schedule 13G filed by Wellington Management Group LLP with the SEC on February 4, 2021.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020, regarding Common Stock that may be issued under our equity compensation plans.

Plan Category	(A) Number of Securities to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	12,178,996[a]	$167.00[b]	22,676,504
Equity compensation plans not approved by shareholders	—	—	—
Total	12,178,996	$167.00	22,676,504

[a] Includes 11,128,721 stock options, 52,574 shares issuable upon vesting of restricted stock units (including dividend equivalents thereon) (RSUs), and 990,854 shares issuable upon vesting of PSUs (assuming achievement at the maximum payout and including dividend equivalents thereon); and 6,847 shares of the company's Common Stock issuable upon vesting of restricted stock units subject to terms and conditions in equity compensation plans assumed by the company in connection with the acquisition of CSRA Inc. in 2018 (Converted CSRA RSUs). No additional awards or grants may be made under those CSRA plans.

[b] RSUs, PSUs and Converted CSRA RSUs do not have an exercise price and, therefore, are not taken into consideration in calculating the weighted average exercise price.

Shareholder Proposal – Special Shareholder Meetings

PROPOSAL 4

SHAREHOLDER PROPOSAL – SPECIAL SHAREHOLDER MEETINGS

We have been advised by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, owner of at least 50 shares of Common Stock, that he intends to present the following shareholder proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, presented below, as received from the proponent. Our reasons for opposing the proposal are also presented below.

Proposal and Supporting Statement

Proposal 4 – Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

A special shareholder meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

For instance Mr. William Osborn, Chair of the General Dynamics management pay committee, received the most negative director votes in 2020. Meanwhile management pay was rejected by 18% of shares in 2020 when a 10% rejection is the norm.

This proposal topic won 40%-support at the 2020 GD annual meeting. This was close to 51%-support from the shares that have access to independent proxy voting advice. Unfortunately most retail shareholders do not have access to independent proxy voting advice.

And since the 2020 GD annual meeting there has been a dramatic development that makes shareholder meetings so much easier for management with a substantial cost reduction. Cost was a big part of the 2020 GD management resistance to this proposal topic. There will be zero management transparency on how inexpensive an online shareholder meeting is.

A special shareholder meeting can now be online shareholder meeting which makes it easier for management. The bylaws of a company can even specify, "The Board of Directors may designate that the special meeting is to be held solely by remote communication."

Management claimed it relied on shareholder engagement to resist this topic. However so-called shareholder engagement lacks transparency. Management is free to present alternative facts to shareholders to get the results it wants from a self-fulfilling prophesy form of shareholder engagement.

Management entrenchment is so well defended at an online shareholder meeting that shareholders should have a corresponding greater flexibility in calling for a special shareholder meeting.

It is astounding what management can get away with at an online shareholder meeting. At a bare bones online shareholder meeting almost everything is optional. For instance a management narrative on the state of the company is optional. Also management answers to shareholder questions are optional even if management asks for questions.

Management hardly needs to prepare for an online shareholder meeting. Thus shareholders should rightfully have more flexibility in requesting a special shareholder meeting. The core purpose of such a meeting can simply be the announcement of the vote.

For instance the Goodyear online shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T would not even allow shareholders to speak at its online shareholder meeting.

Please see:
Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Shareholders thus need greater flexibility in calling for a special shareholder meeting.

Please vote yes:

**Special Shareholder Meeting Improvement – Proposal 4**

Statement by your Board of Directors Against the Shareholder Proposal

This proposal seeks to amend our company's current special shareholder meeting right. Our current bylaws provide that your Board will call a special meeting upon the written request of the following:

> a single stockholder holding 10% of our outstanding Common Stock, or

> one or more stockholders holding 25% of our outstanding stock, without any material restrictions.

Given the company's current shareholder base, shareholders have the ability to call a special meeting at both thresholds. Your Board understands the importance that the right to call a special meeting can provide to the company's shareholders, but also acknowledges that reasonable provisions must be in place so that the right serves its purpose without a risk of misuse.

The proposal requests that the threshold for a group of stockholders to call a special shareholder meeting be set at 10% of the outstanding Common Stock. Your Board of Directors has considered this proposal and believes its adoption is redundant as our existing special meeting bylaw strikes an appropriate balance between the right of shareholders to call a special meeting and the interests of our company and shareholders in promoting the appropriate use of corporate funds and resources.

Your Board proposes the following responses to the proponent's letter:

Appropriate threshold for special meetings

> The Board has concluded that a 10% threshold is too low for a group of investors to call a special meeting and that our current requirement is reasonable and appropriate for our company at this time, particularly when a single shareholder owning 10% can already call a meeting under our current structure. In recent engagements with a majority of our shareholders as part of our ongoing shareholder engagement program, we have continued to solicit input on this topic. While some shareholders support lower thresholds, most have conveyed support for levels that are in line with our current provision. Importantly, a 25% threshold is the most prevalent level among General Dynamics' peers, as well as S&P 500 companies. In fact, the majority of General Dynamics' peers have this threshold in place. In addition, 37% of S&P 500 companies require a 25% ownership threshold, as compared to only 16% for the 10% level (source: FactSet as of July 1, 2020). Moreover, General Dynamics' current special shareholder meeting provision not only matches the prevalent practice but goes further by granting a single 10% shareholder the right to call a special meeting.

Virtual Meetings

› Rather than focusing on the actual merits of special meeting rights for shareholders, much of the proponent's proposal engages in a diatribe regarding his views on virtual shareholder meetings. This discussion is irrelevant and out of place.

Shareholder Votes on Director Elections and Executive Compensation

› The proponent inexplicably references the vote electing William Osborn, the then-serving Chair of the Compensation Committee, as a director at our 2020 Annual Meeting. Shareholders elected Mr. Osborn with a 96% vote in favor of his election. This vote result is hardly an indication of any meaningful shareholder concern. The proponent also invokes the approval of our executive compensation program at the 2020 Annual Meeting with 82% of votes in favor. The Board fails to see any link between that vote outcome and the topic of the proposal.

Prior Shareholder Votes Rejecting a Lower Threshold

› The proponent references the vote outcome of this same topic submitted by him in 2020. In both 2020 and 2018, our shareholders rejected proposals by the proponent seeking to reduce the special meeting threshold, with approximately 59% of votes cast against the proposal on both occasions. Notably, this year's proposal seeking to lower the ownership threshold to 10% is meaningfully less restrictive than the 15% ownership threshold that our shareholders rejected in 2020.

Our Provisions Comply with Applicable Laws and Regulations and Are Not Onerous

› Your Board follows standard guidelines established by applicable laws and regulations and allows for sufficient time for the special meeting request to be conducted effectively. Any "small paperwork error" could be corrected in a timely manner and, thus, shareholders would be allowed sufficient time to process the request.

Shareholder Meetings ARE Costly

› Special meetings are expensive, time-consuming and require significant management attention and should occur only in extraordinary circumstances. This is true whether the meeting occurs in person or virtually. Accordingly, your Board believes that the expenditure of corporate funds and resources associated with a special meeting should only be incurred when shareholders meet an appropriate, meaningful threshold of ownership interest in our company, which is why our current special meeting bylaw requires a single 10% shareholder or group of shareholders owning at least 25% to call a special meeting.

For the reasons stated above, we believe that the company's current Bylaw provision granting shareholders the ability to call a special meeting provides the appropriate right to ensure that shareholders have a meaningful avenue to vote on important matters.

Your Board of Directors unanimously recommends a vote **AGAINST** this shareholder proposal.

› Information Regarding the Annual Meeting and Voting

All shareholders of record at the close of business on March 8, 2021, are entitled to vote their shares of Common Stock at the Annual Meeting. On the record date, General Dynamics had 283,553,159 shares of Common Stock issued and outstanding.

Following are questions and answers about the Annual Meeting and voting.

Annual Meeting Attendance

Will I need to provide documentation to attend the Annual Meeting? Yes. All shareholders will need an admission ticket and personal photo identification for admission. You may print your own admission ticket and you must bring it to the meeting. Tickets can be printed by accessing Shareholder Meeting Registration at www.ProxyVote.com and following the instructions provided. If you are unable to print your tickets, please call Broadridge Financial Solutions, Inc. (Broadridge) at 1-844-318-0137 toll-free or 1-925-331-6070 international toll for assistance.

Could emerging developments regarding the coronavirus (COVID-19) situation affect the company's ability to hold an in-person Annual Meeting? We are actively monitoring the coronavirus (COVID-19) situation. In the event that it is not possible or inadvisable to hold our Annual Meeting in person, we may decide instead to hold a Virtual Annual Meeting that is accessible only through the internet. If we decide to use that format, we will make a public announcement as soon as practicable in advance of the Annual Meeting on our website at www.gd.com/proxy and through the SEC's website at www.sec.gov.

How many shares must be present to hold the Annual Meeting? A quorum of shares must be present to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Common Stock as of the record date. If you submit a properly completed proxy in accordance with one of the voting procedures described below or appear at the Annual Meeting to vote in person, your shares of Common Stock will be considered present. For purposes of determining whether a quorum exists, abstentions and broker non-votes (as described below) will be counted as present. Once a quorum is present, voting on specific proposals may proceed. In the absence of a quorum, the Annual Meeting may be adjourned.

How are proxy materials being distributed for the Annual Meeting? As permitted by the rules of the SEC, we are providing the proxy materials for our 2021 Annual Meeting via the internet to most of our shareholders. Use of the internet will expedite receipt of the 2021 proxy materials by many of our shareholders and help to keep mailing costs for our Annual Meeting as low as possible. For shareholders who are participants in our 401(k) plans we are required generally to deliver proxy materials in hard copy. On March 25, 2021, we initiated delivery of proxy materials to our shareholders of record in one of two ways: (1) a notice containing instructions on how to access proxy materials via the internet or (2) a printed copy of those materials. If you received a notice in lieu of a printed copy of the proxy materials, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the notice provides instructions on how to access the proxy materials on the internet and how to vote online or by telephone. If you received such a notice and would also like to receive a printed copy of the proxy materials, the notice includes instructions on how you may request a printed copy.

Voting

Who is entitled to vote at the Annual Meeting? You must be a shareholder of record on the record date, which is March 8, 2021, to vote your shares at the Annual Meeting.

How do I vote my shares? How you vote your shares will depend on whether you are a shareholder of record or a beneficial owner of your shares.

Shareholders of record. Each shareholder of record is entitled to one vote on all matters presented at the Annual Meeting for each share of Common Stock held. You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., as of the record date. If you are a shareholder of record, Broadridge provides proxy materials to you on our behalf. If your shares are registered in different names or held in more than one account, you may receive more than one proxy card or set of voting instructions. In that case, you will need to vote separately for each set of shares in accordance with the following voting procedures.

Shareholders of record may cast their vote in one of the following ways:

You May Cast Your Vote:	
By Internet:	access www.ProxyVote.com and follow the instructions
By Telephone:	call 1-800-690-6903 and follow the instructions
By Mail:	sign and date each proxy card received and return each card using the prepaid postage envelope
In Person:	attend the Annual Meeting and vote by ballot.

The telephone and internet voting systems are available 24 hours a day. They will close at 11:59 p.m. eastern time on May 4, 2021. Please note the voting deadline differs for participants in our 401(k) plans, as described below. All shares represented by properly executed, completed and unrevoked proxies that are received on time will be voted at the Annual Meeting in accordance with the specifications made in the proxy card.

If You Return A Signed Proxy Card But Do Not Specifically Direct The Voting Of Shares, Your Proxy Will Be Voted As Follows:
FOR the election of directors as described in this Proxy Statement
FOR the selection, on an advisory basis, of KPMG LLP as the independent auditors of the company
FOR the approval, on an advisory basis, of the compensation of the named executive officers
AGAINST the shareholder proposal
IN ACCORDANCE WITH the judgment of the proxy holders for other matters that properly come before the Annual Meeting.

Beneficial Owners. If your shares are held by a bank, broker or other holder of record (sometimes referred to as holding shares in "street name"), the bank, broker or other holder is the shareholder of record and you are the beneficial owner of those shares. Your bank, broker or other holder of record will forward the proxy materials to you. As the beneficial owner, you have the right to direct the voting of your shares by following the voting instructions provided with these proxy materials. Please refer to the proxy materials forwarded by your bank, broker or other holder of record to see which voting options are available to you.

401(k) Plan Participants. Fidelity Management Trust Company (Fidelity), as trustee, is the holder of record of the shares of Common Stock held in our 401(k) plans – the General Dynamics Corporation 401(k) Plan and the General Dynamics Corporation 401(k) Plan for Represented Employees. If you are a participant in one of these plans and in the fund that invests in shares of Common Stock, you are the beneficial owner of the shares of Common Stock credited to your plan account. As beneficial owner and named fiduciary, you have the right to instruct Fidelity, as plan trustee, how to vote your shares. If you do not provide Fidelity with timely voting instructions then, consistent with the terms of the plans, Newport Trust Company (Newport), will direct Fidelity, in Newport's discretion, how to vote the shares. Newport serves as the independent fiduciary and investment manager for the General Dynamics Stock Fund of the 401(k) plans.

Broadridge provides proxy materials to participants in these plans on behalf of Fidelity. If you are a plan participant and a shareholder of record, Broadridge may combine the shares registered directly in your name and the shares credited to your 401(k) plan account onto one proxy card. If Broadridge does not combine your shares, you will receive more than one set of proxy materials. In that case, you will need to submit a vote for each set of shares. The vote you submit via proxy card or the telephone or internet voting systems will serve as your voting instructions to Fidelity. **To allow sufficient time for Fidelity to vote your 401(k) plan shares, your vote, or any re-vote, must be received by 11:59 p.m. eastern time on May 2, 2021.**

Can I change or revoke my proxy vote? A shareholder of record may change or revoke a proxy at any time before it is voted at the Annual Meeting by:

A Proxy May Be Revoked By:
Sending written notice of revocation to our Corporate Secretary
Submitting another proxy card that is dated later than the original proxy card
Re-voting by using the telephone or internet voting systems, or
Attending the Annual Meeting and voting by ballot (attendance at the Annual Meeting alone will not act to revoke a prior proxy).

Our Corporate Secretary must receive notice of revocation, or a subsequent proxy card, before the vote at the Annual Meeting for a revocation to be valid. Except as described above for participants in our 401(k) plans, a re-vote by the telephone or internet voting systems must occur before 11:59 p.m. eastern time on May 4, 2021. If you are a beneficial owner, you must revoke your proxy through the appropriate bank, broker or other holder of record.

Vote Required

What is a broker non-vote? A broker non-vote occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for the proposal and has not received voting instructions from the beneficial owner. Banks, brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange, such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, executive compensation matters and the shareholder proposal, these banks, brokers and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage all shareholders that hold shares through a bank, broker or other holder of record to provide voting instructions to those holders to ensure that their shares are voted at the Annual Meeting.

What is the vote required for each proposal, and what is the effect of an abstention or broker non-vote on the voting?

Vote Requirements and the Effect of Abstentions or Broker Non-Votes		
Proposal	**Voting Standard**	**Effect of Abstentions and Broker Non-Votes**
Proposal 1: Election of the Board of Directors of the Company	Directors will be elected by a majority of the votes cast and entitled to vote at the Annual Meeting. A "majority of the votes cast" means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election. You may vote for, vote against or abstain from voting for any or all nominees.	Abstentions and broker non-votes will not be counted as a vote cast "for" or "against" a director's election.
Proposal 2: Advisory Vote on the Selection of Independent Auditors	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against this proposal. Broker non-votes do not occur for this proposal because banks, brokers and other holders of record have authority under the New York Stock Exchange rules to vote in their discretion on the selection of independent auditors.
Proposal 3: Advisory Vote to Approve Executive Compensation	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.
Proposal 4: Special Shareholder Meetings	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.

Who will count the votes? Representatives of American Election Services, LLC, will tabulate the vote at the Annual Meeting.

Who is soliciting votes for the Annual Meeting? The Board of Directors is soliciting proxies from shareholders. Directors, officers and other employees of General Dynamics may solicit proxies from our shareholders by mail, e-mail, telephone, facsimile or in person. In addition, Innisfree M&A Incorporated (Innisfree), 501 Madison Avenue, New York, New York, is soliciting brokerage firms, dealers, banks, voting trustees and their nominees.

We will pay Innisfree approximately $15,000 for soliciting proxies for the Annual Meeting and will reimburse brokerage firms, dealers, banks, voting trustees, their nominees and other record holders for their out-of-pocket expenses in forwarding proxy materials to the beneficial owners of Common Stock. We will not provide compensation, other than their usual compensation, to our directors, officers and other employees who solicit proxies.

› Other Information

Additional Shareholder Matters

If any other matters properly come before the Annual Meeting, the individuals named in the proxy card will have discretionary authority to vote the shares they represent on those matters, except to the extent their discretion may be limited under Rule 14a-4(c) of the Exchange Act.

Shareholder Proposals and Director Nominees For 2022 Annual Meeting of Shareholders

If you wish to submit a proposal for inclusion in our proxy materials to be distributed in connection with the 2022 Annual Meeting, your written proposal must comply with the rules of the SEC and be received by us no later than November 25, 2021. The proposal should be sent to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

If you intend to present a proposal at the 2022 Annual Meeting that is not to be included in our proxy materials, including director nominations, you must comply with the various requirements established in our Bylaws. Among other things, the Bylaws require that a shareholder submit a written notice to our Corporate Secretary at the address in the preceding paragraph no earlier than January 5, 2022, and no later than February 4, 2022.

In addition, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and nominee(s) satisfy the requirements specified in our Bylaws. These requirements can be found in Article II, Section 10 of our Bylaws, and include the requirement that the applicable notice be received by the company no earlier than October 26, 2021, and no later than November 25, 2021.

Annual Report on Form 10-K

The Annual Report, which includes our Form 10-K and accompanies this Proxy Statement, is not considered a part of the proxy solicitation material. We will furnish to any shareholder, without charge, a copy of our 2020 Annual Report, as filed with the SEC. A request for the report can be made verbally or in writing to Investor Relations, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190, 1-703-876-3559 or through our website. The Form 10-K and other public filings are also available through the SEC's website at www.sec.gov and on our website at www.gd.com/SECFilings.

Delivery of Documents to Shareholders Sharing an Address

We will deliver only one Annual Report and Proxy Statement to shareholders who share a single address unless we have received contrary instructions from any shareholder at the address. In that case, we will deliver promptly a separate copy of the Annual Report and Proxy Statement. For future deliveries, shareholders who share a single address can request a separate copy of our Annual Report and Proxy Statement. Similarly, if multiple copies of the Annual Report and Proxy Statement are being delivered to a single address, shareholders can request a single copy of the Annual Report and Proxy Statement for future deliveries. To make a request, please call 1-703-876-3000 or write to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

› Appendix A: Use of Non-GAAP Financial Measures

(DOLLARS IN MILLIONS)

This Proxy Statement contains non-GAAP financial measures, as defined by Regulation G of the SEC.

We emphasize the efficient conversion of net earnings into cash and the deployment of that cash to maximize shareholder returns. As described below, we use free cash flow from operations and return on invested capital (ROIC) to measure our performance in these areas. While we believe these metrics provide useful information, they are not defined operating measures under U.S. generally accepted accounting principles (GAAP), and there are limitations associated with their use. Our calculation of these metrics may not be completely comparable to similarly titled measures of other companies due to potential differences in the method of calculation. As a result, the use of these metrics should not be considered in isolation from, or as a substitute for, other GAAP measures.

Free Cash Flow. We define free cash flow from operations as net cash provided by operating activities less capital expenditures. We believe free cash flow from operations is a useful measure for investors because it portrays our ability to generate cash from our businesses for purposes such as repaying maturing debt, funding business acquisitions, repurchasing our Common Stock and paying dividends. We use free cash flow from operations to assess the quality of our earnings and as a performance measure in evaluating management. The following table reconciles the free cash flow from operations with net cash provided by operating activities:

Year Ended December 31	2020	2019	2018
Net cash provided by operating activities	$ 3,858	$ 2,981	$ 3,148
Capital expenditures	(967)	(987)	(690)
Free cash flow from operations	$ 2,891	$ 1,994	$ 2,458

Return on Invested Capital. We believe ROIC is a useful measure for investors because it reflects our ability to generate returns from the capital we have deployed in our operations. We use ROIC to evaluate investment decisions and as a performance measure in evaluating management. We define ROIC as net operating profit after taxes divided by average invested capital. Net operating profit after taxes is defined as earnings from continuing operations plus after-tax interest and amortization expense, calculated using the statutory federal income tax rate. Average invested capital is defined as the sum of the average debt and shareholders' equity excluding accumulated other comprehensive loss. ROIC excludes goodwill impairments and non-economic accounting changes as they are not reflective of company performance. ROIC is calculated as follows:

Year Ended December 31	2020	2019	2018
Earnings from continuing operations	$ 3,167	$ 3,484	$ 3,358
After-tax interest expense	386	373	295
After-tax amortization expense	280	287	258
Net operating profit after taxes	$ 3,833	$ 4,144	$ 3,911
Average invested capital	$32,431	$29,620	$ 25,367
Return on invested capital	11.8%	14.0%	15.4%

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GENERAL DYNAMICS

